veritone™

CORPORATE DIRECTORY

As of May 26, 2026

Independent Registered Public Accounting Firm

CBIZ CPAs P.C.
600 Anton Boulevard, Suite 1600
Costa Mesa, California 92626

Transfer Agent

Computershare Investor Services
PO Box 505000
Louisville, KY 40233-5000
T: 781-575-3100
https://www-us.computershare.com/Investor

Stock Exchange Listing

The NASDAQ Stock Market LLC (Symbol: VERI)

Corporate Headquarters

Veritone, Inc.
5291 California Avenue, Suite 350
Irvine, California 92617

Annual Meeting of Stockholders

Tuesday, July 7, 2026
10:30 a.m. Pacific Time

Investor Relations

Please direct inquiries to:
T: 646-818-9292
investors@veritone.com

Board of Directors

Ryan Steelberg
Chairman of the Board
President and Chief Executive Officer, Veritone, Inc.

Michael Keithley
Chairperson, Corporate Governance and Nominating Committee
Compensation Committee

Knute P. Kurtz
Chairperson, Audit Committee
Corporate Governance and Nominating Committee

Francisco Morales
Corporate Governance and Nominating Committee
Co-Founder, 5.11 Tactical; Chief Executive Officer, Linksoul

Richard Taketa
Chairperson, Compensation Committee
Audit Committee
President, Taketa Capital Corporation

Michael Zilis
Audit Committee
Compensation Committee
Chief Financial Officer, Ingram Micro, Inc.

Executive Officers

Ryan Steelberg
President and Chief Executive Officer; Chairman of the Board

Michael Zemetra
Executive Vice President, Chief Financial Officer and Treasurer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to ____________________

Commission File Number: 001-38093

veritone™

Veritone, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**47-1161641**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

5291 California Avenue, Suite 350 Irvine, California	**92617**
(Address of principal executive offices)	*(Zip Code)*

(888) 507-1737

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	VERI	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $55.1 million based upon the last reported sales price for such date on the Nasdaq Global Market.

There were 92,946,130 shares of common stock outstanding as of April 10, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we intend that such forward-looking statements be subject to the safe harbors created thereby. All statements made in this Annual Report on Form 10-K that are not statements of historical fact are forward-looking statements. Without limiting the generality of the foregoing, words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "continue," "can," "may," "plans," "potential," "projects," "seeks," "should," "will," "would" or similar expressions and the negatives of those expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, but are not limited to, any statements that refer to projections of our future financial condition and results of operations, capital needs and financing plans, competitive position, industry environment, potential growth and market opportunities, sale, divestiture, or acquisition plans and strategies, compensation plans, governance structure and policies and/or the price of our common stock.

The forward-looking statements included herein represent our management's current expectations and assumptions based on information available as of the date of this report. These statements involve numerous known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause or contribute to such differences include, but are not limited to:

- *our ability to continue as a going concern, including our ability to repay our 1.75% convertible senior notes due in November 2026 (the "Convertible Notes") prior to their scheduled maturity;*
- *our ability to expand our aiWARE SaaS business;*
- *declines or limited growth in the market for AI-based software applications and concerns over the use of AI that may hinder the adoption of AI technologies;*
- *our requirements for additional capital and liquidity to support our operations, our business growth, and repay or refinance our Convertible Notes prior to their scheduled maturity and the availability of such capital on acceptable terms, if at all;*
- *our reliance upon a limited number of key customers for a significant portion of our revenue, and the corresponding risk of declines in key customers' usage of our products and other offerings;*
- *our identification of existing material weaknesses in our internal control over financial reporting and plans for remediation;*
- *fluctuations in our results over time;*
- *the impact of seasonality on our business;*
- *our ability to manage our growth, including through acquisitions and expansion into international markets;*
- *our ability to enhance our existing products and introduce new products that achieve market acceptance and keep pace with technological developments;*
- *our expectations with respect to the future performance of our products, such as iDEMS and VDR (each defined below), including as drivers of future growth;*
- *actions by our competitors, partners and others that may block us from using third party technologies in our aiWARE platform, offering it for free to the public or making it cost prohibitive to continue to incorporate such technologies into our platform;*
- *interruptions or performance problems with our technology and infrastructure, or that of third parties with whom we work;*
- *the impact of the continuing economic disruption caused by macroeconomic and geopolitical factors, including lingering economic disruption caused by international conflicts, financial instability, inflation and the responses by central banking authorities to control inflation, monetary supply shifts, high interest rates, the imposition of tariffs, trade tensions, and global trade disputes, and the threat of recession in the United States and around the world on our business and our existing and potential customers; and*
- *any additional factors discussed in more detail in Part I, Item 1,* Business*, Part I, Item 1A,* Risk Factors*, and Part II, Item 7,* Management's Discussion and Analysis of Financial Condition and Results of Operations*, of this Annual Report on Form 10-K.*

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations. You should carefully review these risks, as well as the additional risks described in other documents we file from time to time with the Securities and Exchange Commission ("SEC"). In light of the significant risks and uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking information, which speaks only as of the date of this report.

Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements.

Except as required by law, we assume no obligation to update any forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We qualify all of our forward-looking statements by these cautionary statements.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled "Risk Factors" and summarized below. We have various categories of risks, including risks related to our business and our financial condition, risks related to the development and operations of our aiWARE platform and other products, risks related to our indebtedness and liquidity, risks relating to target markets, competition, and customers, risks related to intellectual property, risks related to regulatory compliance, and risks related to the ownership of our securities and our public company operations, which are discussed more fully below. This risk factor summary does not contain all of the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth following this section under the heading "Risk Factors," as well as elsewhere in this Annual Report on Form 10-K. Additional risks, beyond those summarized below or discussed elsewhere in this Annual Report on Form 10-K, may apply to our business, activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate. These risks include, but are not limited to, the following:

Risks Related to Our Business and Our Financial Condition

- Our ability to continue as a going concern depends on, among other factors, our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control.
- The market for AI-based software applications is relatively new and unproven and may decline or experience limited growth. Concerns over the use of AI, including from regulators, the public and our customers, may hinder the adoption of AI technologies, which would adversely affect our ability to fully realize the potential of our Software Products & Services.
- Our business has been and may continue to be negatively affected by macroeconomic and geopolitical factors, including lingering economic disruption caused by international conflicts , inflation and the responses by central banking authorities to control inflation, monetary supply shifts, the imposition of tariffs and other global trade disputes, and the threat of recession in the United States and around the world.

Risks Related to the Development and Operation of Our aiWARE Platform and Other Products

- If we are not able to enhance our existing products or introduce new products that achieve market acceptance and keep pace with technological developments, our business, results of operations and financial condition could be harmed.
- The security or operation of our platform, networks, computer systems or data, or those of third parties with whom we work, have in the past, and may in the future, be breached or otherwise compromised, and any such breach or other compromise could have a material adverse effect on our business and reputation.

Risks Related to our Indebtedness and Liquidity

- We have $45.6 million principal amount of Convertible Notes outstanding with a scheduled maturity date of November 15, 2026. If we decide not to refinance the Convertible Notes prior to their maturity date or are unable to do so, repurchasing or repaying the Convertible Notes prior to or at maturity may require a significant amount of cash in 2026, and we may not have sufficient cash flow from our operations to pay our debt obligations.
- We may require additional capital to grow our business or repay or refinance our Convertible Notes maturing in November 2026, and this capital might not be available to us on acceptable terms, if at all.

Risks Related to Target Markets, Competition, and Customers

- The success of our business depends on our ability to expand into new vertical markets and attract new customers in a cost-effective manner.
- We generate significant revenue from a limited number of key customers which may cause our revenues for future periods to be less predictable.

Risks Related to Intellectual Property

- We face risks arising from our digital content and data licensing services, including potential liability resulting from claims by third parties for infringement or violation of copyrights, publicity or other rights, as well as indemnification claims by rights holders and customers.

Risks Related to Regulatory Compliance

- Recent and proposed regulation of AI technologies, including facial recognition technology, the processing of biometric data, and automated decision-making and machine learning technologies, increase our compliance costs and otherwise make it harder for us to conduct our business, require us to change our business practices and may lead to regulatory investigations or actions, litigation, reputational harm or otherwise have a material adverse effect on our business.

Risks Related to Our Internal use of Artificial Intelligence Technologies

- We use AI, including generative AI, and machine learning technologies, including third-party generative AI technologies, to support various internal business functions such as software development, content creation, customer support, sales and marketing and operational decision-making. While these AI technologies may enhance the productivity and efficiency of our employees, such productivity gains are not guaranteed, and their use may present risks that could adversely affect our business, financial condition, and results of operations.

Risks Related to the Ownership of Our Securities and Our Public Company Operations

There are additional risks related to the ownership of our securities and our public company operations discussed in more detail in item “Item 1A. Risk Factors” of Part I, including, but not limited to, risks concerning the volatility of our stock price, our identification of material weaknesses in our internal control over financial reporting, our anti-takeover provisions, stockholder dilution and analysts’ reports about the Company.

PART I

Item 1. *Business.*

Overview

Veritone, Inc. (collectively with our subsidiaries, referred to as "Veritone," "Company," "we," "our," and "us") is a provider of artificial intelligence ("AI") computing solutions. We are driven by the belief that AI is key to building a safer, more efficient, transparent and empowered society. Our mission is to be an active contributor to making the world better through AI. As creators of one of the world's first AI operating systems, we are augmenting the human workforce by transforming use-case concepts into tangible, industry-leading applications and solutions.

Our proprietary AI operating system, aiWARE™, uses machine learning algorithms, or AI models, together with a suite of powerful applications, to reveal valuable insights from vast amounts of structured and unstructured data. aiWARE serves as the foundation for our AI solutions and bespoke applications and offers access to hundreds of cognitive categories through one common software infrastructure. Highly modular and customizable, aiWARE enables expansive scale with the flexibility to deploy in the cloud, at the edge or in hybrid environments. Our aiWARE platform offers capabilities that are designed to mimic human cognitive functions such as perception, prediction and problem solving, enabling users to quickly, efficiently and cost effectively transform unstructured data into structured data, and analyze and optimize data to drive business processes and insights. aiWARE is based on an open architecture that enables new AI models, applications and workflows to be added quickly and efficiently, resulting in a scalable and evolving solution that can be leveraged by organizations across a range of industries.

We also offer cloud-native digital content management solutions and content licensing and representation services. These offerings leverage our aiWARE technologies, providing customers with unique capabilities to enrich and drive expanded revenue opportunities from their content.

We generate revenue primarily through the delivery of our Software Products & Services (as defined below) across our Commercial Enterprise ("Commercial Enterprise") and Public Sector ("Public Sector") divisions, and secondarily from Managed Services (as defined below) that today include the delivery of content licensing, influencer management and related services within Commercial Enterprise.

- "Software Products & Services" consists of revenues generated from Commercial Enterprise and Public Sector customers using our aiWARE platform and hiring solutions, any related support and maintenance services, and any related professional services associated with the deployment and/or implementation of such solutions.
- "Managed Services" consists of revenues generated from Commercial Enterprise customers using our content licensing services, representation and related services.

Through October 17, 2024, we operated a full-service advertising agency through a wholly-owned subsidiary, Veritone One (as defined below), that leveraged aiWARE to provide differentiated Managed Services to our customers. On October 17, 2024, we entered into an Equity Purchase Agreement (the "Purchase Agreement") with Veritone One, LLC, our wholly-owned subsidiary ("Veritone One"), and Oxford Buyer, LLC ("Purchaser"), an affiliate of Insignia Capital Group L.P., pursuant to which, among other things, Purchaser acquired from us all of the issued and outstanding equity of Veritone One (such transaction, the "Divestiture"). Veritone One's services included media planning and strategy, advertisement buying and placement, campaign messaging, clearance verification and attribution, and custom analytics, specializing in host-endorsed and influencer advertising across primarily radio, podcasting, streaming audio, social media and other digital media channels. We determined that the Divestiture represented a strategic shift that would have a material effect on our operations and financial results. Therefore, the historical financial results of Veritone One are reflected in our consolidated financial statements as discontinued operations and, as such, have been excluded from continuing operations for all periods presented on a retrospective basis, unless otherwise stated. Refer to Note 4, *Discontinued Operations, Business Combinations, and Divestiture*, included in Part II, Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K for more information.

Our presence is primarily in the United States, the United Kingdom, France, Australia, Israel and India.

The Market Opportunity

Today, the existence of unstructured data is growing rapidly, creating significant challenges for companies and governments across the globe, including how to create systematic solutions to address the ever-increasing volume of unstructured data. Whether it is a hyperscaler training its large language models on thousands of hours of unstructured video content, government or state and local law enforcement agencies trying to solve crimes through the analysis of unstructured video evidence, a media company searching years of television archives for specific images and video content, or global employers trying to operationalize high volumes of hiring data, we believe AI is the only efficient solution to these complex data challenges.

To address the ever-growing challenges surrounding unstructured data, we developed aiWARE, our proprietary AI operating system. aiWARE orchestrates AI models, together with a suite of powerful applications on a secure open platform to reveal valuable insights from vast amounts of structured and unstructured data. aiWARE offers over 20 cognitive categories. Each cognitive category is a grouping of AI models around particular cognitive functions such as perception, recognition, and text understanding, which enables users to quickly, efficiently and cost-effectively transform unstructured data into structured data, and analyze and optimize data to drive business processes and insights.

Our Solution

aiWARE is based on an open architecture that enables new AI models, applications and workflows to be added quickly and efficiently. This results in a scalable and evolving solution that can be easily leveraged by organizations in a broad range of industries that capture or use audio, video and other unstructured data, together with structured data, such as the media and entertainment, government, legal and compliance, and other vertical markets, driving down the cost, complexity and time to develop, deploy and distribute AI-enabled applications in their operations. Our aiWARE platform is offered primarily through a software-as-a-service (“SaaS”) delivery model and can be deployed in a number of environments and configurations to meet our customers’ needs.


VERITONE aiWARE PLATFORM
INDUSTRY APPLICATIONS
AUTOMATE STUDIO
OS UI/ SDK
DEVELOPER APIs
INTELLIGENT DATA LAKE
CONTROLLER
VERITONE & 3RD PARTY COGNITIVE ENGINES
GENERATIVE AI CAPABILITIES
TEXT
VISION
SPEECH
DATA
BIOMETRICS
AUDIO
LLMs
DSLLMs
ADAPTERS

Our aiWARE platform encompasses the following:

- ***Industry Applications.*** We provide numerous AI-powered applications that span local and federal government, legal and compliance, and commercial verticals. These applications search and rapidly extract actionable insight from evidence, quickly locate case-critical evidence and compliance risks, and analyze, manage, and monetize assets.
- ***Automate Studio and Developer APIs.*** Our aiWARE platform allows enterprise AI Leaders responsible for IT, MLOps, ModelOps, ML, data science, or digital transformation to quickly and easily create aiWARE-based AI workflows with a low-code designer and utilize aiWARE APIs directly to add content intelligence to existing legacy applications or build cloud-native or IoT apps.
- ***Intelligent Data Lake.*** Our customers can save, index and search data insights across cognitive categories with aiWARE's intelligent data lake, which provides time-correlated cognitive metadata indexing and enables multivariate, time-based search in applications. Developers can use this time-correlated data to trigger workflows when certain events occur.
- ***Applications and Cognitive Analytics.*** We have developed a suite of core applications and several industry targeted applications, which are discussed in more detail below, to facilitate the use of our platform and enable users to unlock actionable insights from their diverse datasets. The modular structure of aiWARE enables rapid development and deployment of applications, including leading large language models ("LLMs") like ChatGPT, that are relevant to the specific needs of different markets. This allows us and third parties to build and deploy new applications on top of our aiWARE architecture or integrate existing applications with aiWARE quickly and easily.

- ***Generative AI.*** Generative AI enables the creation of novel content from data inputs, rather than simply analyzing or acting on existing input data. Generative AI technology is currently being used across numerous industries for a variety of purposes such as simulating human conversation, producing multilingual content and ad promos and summarizing and making recommendations based on large volumes of data. With the increasing prominence of LLMs, such as Claude 4.6, Amazon Web Services ("AWS") Bedrock and ChatGPT, we introduced generative AI capabilities to aiWARE in 2024. Veritone Generative AI allows organizations to leverage and create domain-specific large language models and knowledge graphs based on the data they store in aiWARE. These capabilities are available in aiWARE natively, via API, and through Automate Studio, and we plan to integrate them with our industry-specific applications in the future.

aiWARE can be configured to meet each customer's specific deployment requirements. These deployment models include fully cloud-based options hosted by us today in AWS and Microsoft Azure ("Azure") commercial and secure government cloud environments; on-premises options, which allow users to utilize aiWARE's cognitive processing and certain other capabilities in their controlled environment; and hybrid cloud/on-premises options, which give users of our on-premises capabilities the option to also connect to our services in the cloud, either to provision additional services to run within their controlled environment, or to use our additional cloud-based services to process data, search and analyze the results. We currently hold an Authorization to Operate ("ATO") under the Federal Risk and Authorization Management Program ("FedRAMP") for our AWS secure government cloud platform to support government customers.

Our current architecture gives us the flexibility to deploy many of aiWARE's capabilities in virtually any environment, including newer GPU architectures. We are continuing to enhance the portability of aiWARE to provide substantially all of the features and functionality of the platform within any environment to meet our customers' needs.

Markets in Which We Operate

We serve two distinct markets: Commercial Enterprise and Public Sector. We have developed several applications and services addressing specific customer use cases within these target markets. We intend to leverage the capabilities that we have developed for these key markets to expand into other markets in the future. We have identified numerous ways in which our aiWARE platform and related AI technology may be used to extract valuable insights from large volumes of data to address real-world problems across a broad range of markets and applications.

Commercial Enterprise

Commercial Enterprise today consists of customers in the commercial sector across media, entertainment, sports and advertising, content licensing and Talent Acquisition solutions customers. To date, the majority of our Software Products & Services and Managed Services revenue is generated from our Commercial Enterprise customers.

Software Products & Services

Software Products & Services used by our Commercial Enterprise customers include:

- ***aiWARE.*** Bundled offering of our core applications which enables media broadcasters to ingest their live and archived media into aiWARE and run an array of AI models on the media to identify keywords, faces, logos and objects, enriching the content with additional metadata to allow it to be quickly and easily searched, analyzed, curated and shared in near real-time. aiWARE also includes advanced analytics features that allow users to customize their analytics dashboards and reports and generate live interactive charts with robust filtering capabilities and transforms the way these media broadcasters conduct their business by implementing AI-powered applications in their ad tracking and verification workflows, enabling them to provide advertisers with near real-time ad verification and integrated audience analytics.
- ***Veritone Data Refinery ("VDR").*** Comprehensive and secure software solution that empowers hyperscalers and other enterprises to integrate, analyze and understand their data for actionable intelligence. VDR enables content management, the training of internal AI models, access to data for knowledge graph applications, and the licensing of data to AI model developers and hyperscalers. To date, we have several leading hyperscalers under contract for VDR.
- ***Digital Media Hub.*** Cloud-native, AI-enabled media management solution through which rights holders can ingest, manage and organize their content and offer global access to their content to key stakeholders, including news media and corporate partners, in a secure, permission-based cloud environment. Digital Media Hub offers intelligent search and discovery capabilities and robust reporting tools, which allow users to access content quickly, and allow rights holders to track downloads and understand what content is most important to users.

- ***Talent Acquisition Solutions.*** Cloud-native software portal and applications enabling employers to attract candidates and operate programmatic advertising software to optimize the efficiency of their hiring processes. Our Talent Acquisition software platform is integrated into over 120 unique applicant tracking systems and enables customers to access over 2,500 international job boards to streamline hiring efforts through job distribution, OFCCP compliance posting, candidate management, candidate search and automated posting and campaign management. Our programmatic campaigns solution, Talent Acquisition Programmatic, leverages predictive AI algorithms and machine-learning to help employers save money on their job advertising and source talent faster by predicting job advertising performance and automating the execution, tracking and optimization of job advertising campaigns. In addition, Talent Acquisition Solutions uses its integrations with applicant tracking systems and recruiter user data to track hiring outcomes for clients while providing them with analytics to optimize their job listing budgets.
- ***Artificial Intelligence Solutions Group ("AISG").*** Professional services to help our customers address complex challenges and gain a competitive advantage by using AI-powered solutions. These services include (i) data readiness assessment and AI strategy formulation to identify opportunities for utilizing AI to streamline workflows and other business processes, (ii) data modernization services to assist customers in transitioning from legacy systems to cloud-based architectures, (iii) AI solutions development and (iv) educational bootcamps, workshops and information to help customers formulate their AI strategies and quickly scale AI from ideation to production.

Managed Services

Managed Services used by our Commercial Enterprise customers include:

- ***Content Licensing.*** Digital content licensing services, through which we manage and license content on behalf of leading rights holders to end users in the film, television, sports, and advertising industries. Content is licensed either through our own internally developed web portal, customer-branded web portals or other licensing arrangements. We utilize aiWARE’s cognitive capabilities to enable richer and more efficient searching of content, allowing users to quickly find and acquire content for their projects.
- ***Live Event Services.*** Support of onsite production teams, particularly at the largest golf and tennis tournaments in the world, by ingesting live content, applying cognition and metadata and making content immediately accessible for highlights, publication, advertisements, and additional programming.
- ***Representation Services.*** Offering of management, representation and related services to a select group of social media influencers to create content and custom marketing campaigns for brand partners and agencies.
- ***VeriAds Network.*** Comprised of two programs that enable radio and television broadcasters, podcasters and social media influencers to generate incremental advertising revenue from premium advertisers, and enable these advertisers to expand their audience reach through unique ad units and new influencer avenues:
    - ***Spot Network.*** Provides access to run-of-schedule and dayparted ad units for radio and television advertisements from broadcaster participants.
    - ***MicroMentions™***. On-demand live read ad unit solution that gives broadcasters the opportunity to execute 10, 15 or 30 second ads outside of their scheduled ad inventory on a guaranteed CPT (cost per thousand) basis. MicroMentions leverages aiWARE to programmatically manage clearance and verification of, and provide near real-time analytics for, these live reads.

Public Sector

Public Sector consists of customers in government and regulated industries, including domestic and international state, local, and federal government, legal and compliance customers. To date, Public Sector represents a smaller portion of our consolidated revenue as compared to Commercial Enterprise. However, we believe that there are near- and long-term opportunities in Public Sector to further grow our business in fiscal 2026 and beyond.

Public Sector markets include state and local government, legal and compliance markets, including law enforcement, legal and judicial professionals, and companies and regulatory bodies in highly regulated industries. These agencies regularly accumulate large amounts of unstructured audio and video data, including from police body cameras, satellite, drone footage, police car recorders, interview room cameras, 911 audio tapes and surveillance cameras. Historically, in most cases, investigators have had to review audio and video data manually, a task that consumes huge amounts of time and delays investigations. In addition, public agencies are required to provide certain information, which may include audio and video files, in response to requests from the public. Reviewing video footage to identify and authenticate the appropriate footage to be disclosed, and redacting facial images and other sensitive information prior to disclosure, have historically been time-consuming and largely manual processes. Today, law enforcement and other government agencies can leverage our aiWARE platform and applications to organize, review, analyze and gain insight from their various data sources to enhance their investigative workflows and to support their public disclosure requirements.

Within the legal market, our AI technologies support eDiscovery, the process of identifying, collecting and producing electronically stored information, where audio and video content analysis is playing an increasingly important role in civil litigation and criminal proceedings. Our aiWARE platform's applications and cognitive capabilities are designed to enable users to quickly search and analyze large volumes of audio files, video files, text-based documents and other electronically stored information to identify particular words, phrases, faces, objects and voices, and to redact sensitive information prior to production, increasing the speed, reducing the cost, and improving the results of discovery processes.

Software Products & Services used by our Public Sector customers include:

- ***aiWARE Anywhere.*** Provides deployment options for our aiWARE platform that lets customers harness the power of AI anywhere, any time. It provides a common software infrastructure that lets customers use end-to-end, AI-powered solutions — from data ingestion to intelligent data analysis — in either general or industry-specific applications. aiWARE Anywhere deployment options include on-premises, in the Veritone cloud, or in a private cloud, depending on our customers' needs.
- ***Intelligent Digital Evidence Management System ("iDEMS").*** Built on the aiWARE™ platform, iDEMS is a cloud-based product suite comprised of Veritone's Public Sector solutions – Investigate, Redact, Illuminate, Track and IDentify. iDEMS has seamless downstream workflows to centralize digital evidence, streamline redaction, improve analysis and evidence discovery, track persons of interest across all containerized content files and identify persons of interest from an existing records database. The solution also provides technical workflow integrations with many of the industry's leading software platforms and tools.
- ***Investigate.*** Provides a central evidence hub powered by AI that accelerates investigations and increases case clearance rates. Our Investigate solution is specifically targeted to service the needs of governmental entities focused on law enforcement investigations as well as Freedom of Information Act workflows. Investigate is optimized for the specific functions carried out by law enforcement investigative agencies to help conduct criminal investigations, ensure physical security, and detect fraud. Customers using Investigate can consolidate digital evidence into one secure and compliant cloud environment, quickly identify the most relevant information for a case at scale with greater insights, streamline redaction, improve analysis and evidence discovery, and track persons of interest across files.
- ***IDentify.*** Enables law enforcement and judicial agencies to increase the speed and efficiency of investigative workflows. IDentify allows users to upload and maintain booking and known offender databases in aiWARE and use facial recognition technology to automatically compare these databases with video and photographic evidence, such as footage from body cameras, dash cameras and CCTV surveillance cameras, to identify potential suspects for further investigation. IDentify gives agencies a powerful tool to augment their investigative workflows, saving valuable time and resources and helping them investigate cases faster.
- ***Illuminate.*** Provides users with an effective means of searching voluminous sets of media and electronic documents to support eDiscovery efforts, and particularly their early case assessment efforts. This application allows users to rapidly ingest, process and search large volumes of audio, video, image and text-based documents, to identify and segregate relevant evidence for further review and analysis. Illuminate's text analytics capabilities allow users to visually explore entities, such as the persons, organizations and locations identified in the data. Once processed and reviewed through the application, users can transfer a relevant subset of media and documents to our Redact application if redaction is necessary or export it for transfer to their eDiscovery or case management platform for further processing and workflows.

- ***Redact.*** Enables law enforcement and judicial agencies to leverage AI to automate the redaction of faces and other sensitive information within audio, video and image-based evidence, streamlining their redaction workflows. Redact employs AI technology to automatically detect when persons appear in evidence for review and selection. Users can also define other sensitive items appearing in video evidence and choose to automatically track the defined items for redaction throughout the video or at a single time stamp. The application then systematically obscures selected portions of the data in the evidence. With Redact, agencies may expedite their review and redaction of evidence in a fraction of the amount of time spent on manual processes, freeing up valuable resources while supporting compliance efforts with respect to stringent disclosure requirements.
- ***Contact.*** Designed to reduce the time needed to comply with racial and identity profiling stop data collection requirements in certain U.S. states, including California, and offers ways to gather additional insight for agency needs. Developed in close collaboration with the California State Department of Justice as well as key city law enforcement agencies, this intelligent stop data collection application may reduce officer data collection time, minimize review effort, and provide command staff faster insight for training and other constituent transparency initiatives.
- ***Track.*** Monitors people in video, providing insights to help assess the visual description of a person of interest in a scene, what they are doing, and who they are with. Track enables our customers to monitor multiple video recordings and feeds when dealing with occlusion within crowded areas and impacts from lighting and distance. Track tracks the human body and head, whether or not the head is turned or at an unidentifiable angle and can also track clothing or anything identifiable across multiple videos and feeds. Government, law enforcement, and justice organizations have used Track to find persons of interest from disparate video files and build an understanding of their activities and associations. This type of “digital forensics” can help investigators create a narrative around an event or an individual contained in a video capturing a crime or an object of interest to track.

Sales and Marketing

Software Products & Services

We conduct sales and marketing activities related to our Software Products & Services through a combination of our direct sales force and indirect channel partners such as value-added resellers (“VARs”), distributors, system integrators, managed services providers and referral partners. Our direct sales organization is comprised of teams of business development managers, account executives and sales managers, who are supported by sales development representatives, sales engineers, solutions architects and other inside sales personnel. These sales teams are generally organized based on their specialized knowledge and expertise within each of our target markets. Our sales team collaborates closely with our product marketing, management and development teams to evaluate and develop solutions to address the needs of customers.

We have also established, and we intend to continue to expand, an indirect sales channel comprised of VARs, distributors and referral partners. We have entered into agreements with channel partners located in the United States and internationally. These agreements generally provide the channel partners with discounts below our standard prices, have terms of one year which automatically renew on an annual basis, and are generally terminable by either party for convenience following a specified notice period. Substantially all of our agreements with channel partners are nonexclusive; however, we allow channel partners to register sales opportunities through our deal registration program, in which case we may grant a channel partner priority to pursue an opportunity for a specified period of time, subject to certain conditions.

Managed Services

We conduct sales and marketing activities relating to our digital content licensing Managed Services business through our direct sales representatives who identify, develop and manage our relationships with strategic Commercial Enterprise customers in the advertising, entertainment/documentary and network broadcasting industries. We maintain our commerce web portal, where stock content and select libraries can be licensed and downloaded directly, but the majority of our business is driven through high-value libraries that require an approval process to gain access. We also cross-sell additional products and services, including media management and aiWARE, to our content licensor partners.

Until the sale of Veritone One in October 2024 pursuant to the Divestiture, we marketed and sold our advertising Managed Services through a combination of our direct sales and indirect channel sales. We primarily marketed and sold directly to advertisers through outbound sales networking and client and partner referrals. Our indirect sales channel consisted of referral partners who were mainly advertising agencies or marketing consultants. In addition to our sales efforts for new clients, our campaign strategists drove upsells and expanded sales by optimizing media spending for advertising clients.

Customers

Software Products & Services

We market and sell our Software Products & Services to customers in the Commercial Enterprise and Public Sector markets. As we continue to grow our revenues from our Software Products & Services across our markets, we believe that our dependence on any single customer or group of customers will continue to reduce.

Managed Services

We market and sell our content licensing Managed Services to customers such as major sports networks and film production companies that require high value content for their broadcasts and projects. During 2025 and 2024, two customers accounted for 23% of revenues and one customer accounted for 20% of revenues, respectively, of our total Managed Services revenues.

Competition

Software Products & Services

The market for AI-enabled solutions is rapidly evolving and highly competitive, and we face competition from various sources, including large, well-capitalized technology companies such as Google, Microsoft, Amazon, Axon and Palantir, and in some cases smaller companies specializing in the management of content and digital data. In the case of our Talent Acquisition solutions, the market for talent acquisition software and services is highly competitive, rapidly evolving and fragmented, and we face competition from programmatic job advertising software companies, traditional human capital management companies, companies primarily focused on offering applicant tracking systems, and providers of point solutions for specific use cases such as for recruitment marketing, and these companies include, without limitation, Oracle and SAP.

Our large competitors may have better brand name recognition, greater financial and engineering resources and larger sales and marketing teams than we have. As a result, these competitors may be able to develop and introduce, or acquire companies that may be able to develop and introduce, competing solutions and technologies that may have greater capabilities than ours or that are able to achieve greater customer acceptance, and they may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Some customers may also be hesitant to use a new platform and prefer to upgrade products offered by their incumbent platforms for reasons including price, quality, sophistication, familiarity and global presence. In addition, we may compete with smaller competitors, including developers of AI models, who may develop their own solutions that perform similar services as our platform for specific use cases, as well as with systems integrators that aggregate and integrate cognitive solutions from multiple providers for their clients.

We believe the following competitive attributes are necessary for us to compete successfully in the AI industry for Commercial Enterprise and Public Sector customers for our Software Products & Services:

- Applications to enable our platform to be effectively leveraged for a wide variety of use cases;
- Breadth, depth and performance of cognitive processing and other AI capabilities, particularly accuracy and speed;
- Availability of cloud-based and on-premises deployment models and functionality;
- Ease of deployment and integration;
- Platform scalability, reliability and security; and
- Cost of deploying and using our products.

We believe that we compete favorably on the basis of the factors listed above. We believe that few of our competitors currently compete directly with us across all of our cognitive capabilities and vertical markets, and that none of our competitors currently deploy an AI operating system with an open ecosystem comprised of a comparable number of multiple proprietary and third party AI models that can be accessed by customers from a single integrated platform.

Competitors for our Software Products & Services fall into the following primary categories:

- Infrastructure-based cloud computing vendors offering cognitive processing services via APIs, such as IBM Watson via IBM Cloud, Microsoft Cognitive Services via Azure and Amazon Machine Learning via AWS;

- Smaller AI-focused vendors offering solutions within a single cognitive category such as facial recognition, object recognition, natural language processing, digital content management or generative AI;
- Enterprise services and solutions providers that combine their services with technology developed in-house to address specific challenges for organizations, such as Palantir and C3.ai;
- System integrators that aggregate and integrate solutions from multiple underlying providers of cognitive services for clients, such as Accenture and Deloitte Consulting; and
- Providers of hardware and/or software solutions serving a particular market, which are incorporating into their solutions automated processing, search and/or data analytics capabilities that provide functionality similar to our industry targeted applications, including the following:
    - In the media and entertainment market, providers of digital content management systems and integrated systems and processes competing with our VDR product and solutions;
    - In the public safety market, providers of investigative solutions, including police body cameras and car recorders and associated content storage and management systems; and
    - In the legal market, providers of eDiscovery solutions and/or associated hosting and managed services.

Managed Services

We face competition from third parties for our content licensing Managed Services, including IMG, Thomson Reuters Getty Images and Shutterstock, particularly in North America; however, many content owners choose to manage the licensing of their content in-house, and content owners that we currently represent may choose to license their content directly in the future. We believe that we may face additional competition in North America if new content licensing companies emerge or expand their business in the region. As we expand our content licensing services to international markets, we believe that we may face greater competition from established content licensing and talent management companies. We believe that our ability to use the cognitive capabilities of aiWARE to enrich and enhance the searchability of content, and to leverage relationships with existing customers and vendors across our Managed Services business, gives us a competitive advantage over other content licensing companies and allows us to achieve greater benefits for content owners than they can achieve through their own in-house efforts.

Research and Development

Our research and development organization is comprised of employees who are responsible for the design, development and testing of our AI and software solutions, including software engineers, quality engineers, data scientists, data engineers, product managers and user experience designers. Our research and development organization is generally organized in teams, with teams focused on our core aiWARE architecture and capabilities and other teams focused on solutions and applications that address specific use cases in our key markets. We focus our efforts on developing new features, maintaining our AI technologies and expanding the core technologies that further enhance the usability, functionality, reliability, performance and flexibility of aiWARE, as well as allow us to operate in new vertical markets. In addition, we contract with select third-party engineering services to support development and quality assurance testing. We plan to continue to make significant investments in developing our AI technologies, expanding the functionality and capabilities of aiWARE and related solutions, and building new software capabilities.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to protect our proprietary technology. We also rely on a number of registered and unregistered trademarks to protect our brand.

As of December 31, 2025, in the United States, we have 39 issued patents, which expire between 2029 and 2042, and have 10 patent applications pending for examination. As of such date, we also had 12 issued patents and 4 patent applications pending for examination in foreign jurisdictions (including international PCT applications), all of which are based on counterpart U.S. patent applications pursued by us. In addition, we have registered, or have applied for registration of, numerous trademarks, including Veritone and aiWARE, in the United States and in several foreign jurisdictions. We seek to protect our intellectual property rights by implementing a policy that requires our employees and independent contractors involved in development of intellectual property on our behalf to enter into agreements acknowledging that all works or other intellectual property generated or conceived by them on our behalf are our property, and assigning to us any rights, including intellectual property rights, that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Seasonality

Prior to fiscal year 2024, we experienced seasonal fluctuations in our revenue and operating performance as a result of the utilization of our platform and associated revenues from our Software Products & Services. In particular, our Talent Acquisition revenues have historically been higher in the second half of each fiscal year, consistent with the hiring cycles of our larger customers. In fiscal 2024, our revenue and operating performance were less impacted by seasonal fluctuations primarily driven by a year over year decline in consumption-based revenue from a single customer across Talent Acquisition. Although we have observed decreased seasonality in recent years, we continue to experience quarterly fluctuations as a result of factors such as the timing of large projects, the length and complexity of our sales cycles, trends impacting our target vertical markets and our revenue recognition policies and any changes we make to those policies. Within a given quarter, a higher proportion of our agreements are signed toward the end of such quarter. Although these seasonal factors are common in the technology industry, historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Regulatory Environment

We are subject to a number of U.S. federal, state, local and foreign laws and regulations, including within the United Kingdom, Australia, India, Israel and parts of Europe, that involve matters central to our business. These laws and regulations govern privacy, data protection, intellectual property, competition, consumer protection and other subjects.

We carry out certain processing of personal data that is subject to data protection and privacy laws in various jurisdictions including the European Union's General Data Protection Regulation ("EU GDPR") and the United Kingdom's GDPR ("UK GDPR") (collectively, "GDPR"); the California Consumer Privacy Act, as amended ("CCPA"); laws regulating the use of AI, automated decision making, machine learning, and biometric technologies (including facial recognition); and similar laws and regulations in other jurisdictions, including states and localities within the United States. Under these data protection and privacy laws, we are required to maintain certain technical and organizational measures designed to ensure the security and protection of personal data and information, and we are required to comply (either directly or indirectly pursuant to requirements of our contracts with customers) with a number of requirements with respect to individuals whose personal data or information we collect and process, including, among others, notification requirements and requirements to comply with requests from individuals to (i) opt out of collection, processing and/or sale of their data or information, (ii) delete their data or information, and (iii) receive copies of and other information regarding our collection and processing of their data or information. Additionally, certain jurisdictions have implemented restrictions on data transfers, including across national borders or between certain entities, such as the Department of Justice's rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons.

We generate revenue through contracts with U.S. federal, state, and local governments and are required to comply with evolving procurement and cybersecurity requirements, including FedRAMP. Compliance with these requirements is complex and costly, with failure or delays potentially limiting our ability to do business with government entities, which could undermine our competitive position. Maintaining FedRAMP authorization requires significant ongoing costs, including continuous monitoring, security assessments, and compliance personnel, impacting capital expenditures and earnings.

Moreover, governments, regulators and individuals are increasingly scrutinizing the use of AI and machine learning technologies (including the associated processing of personal data), automated decision making (including in an employment and/or recruitment context), and the processing of biometric data (including through facial recognition technologies). In addition, numerous laws and regulations around the world, including the Colorado AI Act, various laws in California, and the EU AI Act, among others, have been enacted or proposed to regulate these areas, and several lawsuits have been filed, particularly in the United States, challenging the processing of biometric data which may reduce our customers' demand for our products. In addition, the misuse of AI technologies by personnel or failures in our controls, policies or vendor management could result in legal claims, regulatory investigations or enforcement actions, contractual liability, and harm to our business, results of operations and reputation.

Human Capital Resources

As of December 31, 2025, we had a total of 446 employees, 437 of whom were full-time employees. 102 of our U.S-based employees are located in California, with another 170 employees located in 35 other states. We also have 31 employees located in Israel and 143 employees located in other countries including the United Kingdom, France, Australia and India.

We believe that our employees are our greatest asset and our company culture is a critical component of our success. We strive to create a work environment in which all employees feel a strong sense of community and embody our core values. We have implemented a number of initiatives to ensure that our employees are engaged and motivated to work hard and have fun at the same time. We conduct employee engagement surveys to gauge employee satisfaction, identify areas for improvement and implement positive change to evolve and better our company culture.

We strive to hire, develop and retain the top talent in the industry. To attract top talent, we offer competitive salaries, incentives, equity compensation and benefits. We conduct an annual talent review process, in which we obtain employee feedback, evaluate performance and establish goals, objectives and development plans for all employees. We continuously monitor and evaluate employee turnover to identify and address areas of concern to improve employee retention.

Company Information

We were incorporated as a Delaware corporation on June 13, 2014. Our corporate headquarters are located at 5291 California Avenue, Suite 350, Irvine, California 92617. Our telephone number is (888) 507-1737. Our principal website address is www.veritone.com. The information provided on, or accessible through, our website is not a part of this Annual Report on Form 10-K, nor is such information incorporated by reference herein, and such information should not be relied upon in determining whether to make an investment in our common stock.

Available Information

This Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act, are available free of charge on the investor relations section of our website at investors.veritone.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We will also provide electronic or paper copies of such reports free of charge, upon request made to our Corporate Secretary at 5291 California Avenue, Suite 350, Irvine, California 92617. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

We use our investor relations website as a channel of distribution for important company information, including news and commentary about our business and financial performance, webcasts of our earnings calls and investor events, SEC filings, and corporate governance information, including information regarding our board of directors (our “Board”), our board committee charters and code of business conduct and ethics. The information provided on, or accessible through, our investor relations website is not a part of this Annual Report on Form 10-K, nor is such information incorporated by reference herein, and such information should not be relied upon in determining whether to make an investment in our common stock.

Item 1A. *Risk Factors.*

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding to invest in our common stock. Our business, results of operations, financial condition, and prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe to be material. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be harmed. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Financial Condition

Our ability to continue as a going concern depends on, among other factors, our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control.

Based on our liquidity position at December 31, 2025 and our current forecast of operating results and cash flows, absent any other action, management determined that there is substantial doubt about our ability to continue as a going concern over the twelve months following the filing of this Annual Report on Form 10-K, principally driven by the maturity of our Convertible Notes, along with historical negative cash flows and recurring losses. In past fiscal quarters, based on our liquidity position at the end of such fiscal quarter and our then-current forecast of operating results and cash flows, management has determined that there has been a substantial doubt about our ability to continue as a going concern over the twelve months following such determination. Our ability to continue as a going concern is dependent on our ability to generate significant cash flows, obtain sufficient proceeds from any future offerings of securities, and/or obtain alternative financing prior to the maturity of the Convertible Notes. Any future determination that we may be unable to continue as a going concern may materially harm our business and reputation and may make it more difficult for us to obtain financing for the continuation of our operations, including through equity financings, incurring additional debt or otherwise, which in turn, may adversely impact our financial condition, results of operations and cash flows.

In the near term, to ensure we continue to meet our cash obligations as they come due, we continue to evaluate strategies to obtain funding for future operations. These strategies may include, but are not limited to, obtaining debt and equity financing, and repurchasing or repaying our Convertible Notes prior to their maturity in November 2026. In addition, we plan to further restructure our operations to grow revenues and decrease operating expenses, which include capturing past cost reduction and potential future cost synergies from our past acquisitions.

For example, in the fiscal years ended December 31, 2024 and December 31, 2025, we entered into a series of transactions to reduce our debt obligations, including equity financings, asset sales, the repayment of our senior secured term loan (the “Term Loan”) and the repurchase of certain of our Convertible Notes. As of December 31, 2025, approximately $45.6 million aggregate principal amount of the Convertible Notes remain outstanding, which will come due in November 2026.

The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We may not be able to access additional equity under acceptable terms, and may not be successful in future operational restructurings, earning any of our deferred purchase consideration, or at growing our revenue base, and our ability to execute on our operating plans may be materially adversely impacted. If we are unable to capture past cost reduction and potential future cost synergies from our past acquisitions, we would likely not have sufficient cash on hand or available liquidity to repay our Convertible Notes upon their maturity in November 2026, and our ability to execute on our operating plans may be materially adversely impacted. If we become unable to continue as a going concern, we may have to dispose of other or additional assets and might realize significantly less value than the values at which they are carried on our consolidated financial statements. These actions may cause stockholders to be further diluted or to lose all or part of their investment in our common stock. In addition, if we dispose of certain of our assets in order to generate additional liquidity, our revenue may be reduced and our business may become less diversified. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

Our efforts to expand our aiWARE SaaS business may not be successful.

In order for us to grow our aiWARE SaaS business and achieve profitability, we must expand our revenue base by expanding our customer base and increasing our business with existing customers. We may not be able to succeed with respect to these efforts. Many factors may adversely affect our ability to grow the business for our aiWARE platform, including but not limited to:

- Failure to add market-specific applications to our aiWARE platform with sufficient levels of capability to provide compelling benefits to users in our target vertical markets;
- Failure to add AI models with sufficient levels of capability or trainability into our platform, difficulties integrating AI models and loss of access to, or increases in the cost of, AI models;
- Inability to expand the number of AI models in different classes that can operate in a network-isolated manner, which would limit the capabilities of aiWARE available in our FedRAMP environment or under private cloud, on-premises and hybrid deployment models;

- Difficulties in adding technical capabilities to our platform and ensuring future compatibility of additional third party providers;
- Failure to articulate the perceived benefits of our solutions, or to generate broad customer acceptance of or interest in our solutions;
- Failure to source the amount of or types of content in the timeframe required to fulfill VDR customer demand; for example, we have in the past been unable to source the volume or specific type of content or data in the timeframes our VDR customers required;
- Introduction of competitive offerings by larger, better financed and more well-known companies;
- Introduction of new products or technologies that have performance and/or cost advantages over our aiWARE platform;
- Inability to integrate our solutions with products of other companies to pursue particular vertical markets, or the failure of such relationships to achieve their anticipated benefits;
- Long and complex sales cycles, particularly for customers in the Public Sector markets; and
- Challenges in operating our platform on secure government cloud platforms and complying with government security requirements.

If we fail to grow the business for our aiWARE platform, including our VDR product, our business, results of operations and financial condition will suffer.

The market for AI-based software applications is relatively new and unproven and may decline or experience limited growth. Concerns over the use of AI, including from regulators, the public and our customers, may hinder the adoption of AI technologies, which would adversely affect our ability to fully realize the potential of our Software Products & Services.

We use machine learning and AI, including generative AI and automated decision-making technologies, in our products and services. The market for AI-based software applications is still relatively new and evaluating the size and scope of the market is subject to a number of risks and uncertainties. We believe that our future success will depend in large part on the growth of this market. The utilization of our platform and solutions by customers is also still relatively new, and customers may not recognize the need for, or benefits of, our platform and solutions, which may prompt them to cease use of our platform and solutions or decide to adopt alternative products and services to satisfy their cognitive computing, search and analytics requirements. Our ability to access and extend our position in the markets that our platform and solutions are designed to address depends upon a number of factors, including the cost, performance and perceived value of our platform and solutions, as well as regulatory scrutiny over our products and technologies. As AI technologies become increasingly incorporated into various mainstream products and offerings and these technologies advance and develop legal and regulatory scrutiny of AI technologies, potentially including our products, has and will likely continue to increase. For additional information about the legal and regulatory risks related to our use of AI technologies in our Software Products & Services, see the below Risk Factor titled “Recent and proposed regulation of AI technologies, including facial recognition technology, the processing of biometric data, and automated decision-making and machine learning technologies, increase our compliance costs and otherwise make it harder for us to conduct our business, require us to change our business practices, and may lead to regulatory investigations or actions, litigation, reputational harm, and otherwise have a material adverse effect on our business.”

In addition, the development and use of AI technologies presents risks and challenges that could hinder its further development, adoption and use in the markets that we serve. For example, due to potential inaccuracies or flaws in the inputs, outputs or logic of AI technologies, the model could result in decisions that bias certain individuals (or classes of individuals) and adversely impact their rights, employment and ability to obtain certain pricing, products, services or benefits. If we enable or offer AI solutions that produce biased or inaccurate outputs and analyses, or that are perceived as controversial due to human rights, privacy or other social issues, we may experience lower-than-expected demand for our products and services, or competitive, brand or reputational harm. Multiple states in the United States, as well as the European Union and other jurisdictions, have enacted or proposed legislation regulating the use of AI. These regulations include requirements for increased transparency, mandatory disclosures and the implementation of mitigating measures to address potential risks associated with AI technologies. Compliance with these laws may impose additional costs, operational adjustments, or restrictions on our use of AI, and noncompliance could result in regulatory penalties, reputational harm, or other adverse impacts. As this regulatory landscape continues to develop, new or more stringent requirements could emerge, further affecting our business operations and ability to leverage AI technologies effectively.

Market opportunity estimates are subject to significant uncertainty and are based on assumptions and estimates, including our internal analysis and industry experience. Assessing the market for our solutions is particularly difficult for several reasons, including limited available information and rapid evolution of the market. If the market for AI-based software applications does not experience significant growth, or if demand for our platform or solutions does not increase in line with our projections, then our business, results of operations and financial condition will be adversely affected.

Certain of our operating results and financial metrics are difficult to predict and subject to volatility, including as a result of seasonality.

We experience quarterly variations in the timing of revenues from our Software Products & Services as a result of numerous factors, such as the timing of large projects, the length and complexity of our sales cycles and trends impacting our target vertical markets. In particular, our Talent Acquisition solutions have historically experienced seasonality in terms of when we enter into customer agreements for our products and services. Consistent with the hiring patterns of many of our customers, a higher percentage of related revenue is earned in the second half of each year. Within a given quarter, a significant portion of our agreements are often signed toward the end of the quarter. This seasonality is reflected to a lesser extent in our revenue due to the fact that we generally recognize subscription revenue over the term of the customer agreement. We expect this seasonality to continue, which may cause fluctuations in certain of our operating results and financial metrics, and thus, difficulties in predictability of our operating results.

We have had a history of losses and we may be unable to achieve or sustain profitability.

We experienced net losses of $111.7 million and $37.4 million in fiscal years 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $579.0 million. We expect to continue to expend substantial financial and other resources on, among other things:

- investments to expand and enhance our platform and technology infrastructure, make improvements to the scalability, availability and security of our aiWARE platform, and develop new products;
- sales and marketing, including expanding our direct sales organization and marketing programs, and expanding our programs directed at increasing our brand awareness among current and new customers;
- hiring additional employees;
- investment in our operations and infrastructure, both domestically and internationally; and
- general administrative expenses, including legal, accounting and other expenses.

These expenditures may not result in increased revenue or growth of our business. We may not be able to generate additional revenues sufficient to offset our expected cost increases and planned investments in our business and platform. As a result, we may incur significant losses for the foreseeable future, and may not be able to achieve and sustain profitability. If we fail to achieve and sustain profitability, then we may not be able to achieve our business plan, fund our business or continue as a going concern.

We may pursue the opportunistic acquisition of other companies, businesses or technologies, which could be expensive, divert our management's attention, fail to achieve the expected benefits and/or expose us to other risks or difficulties.

As part of our growth strategy, we have acquired, and we may continue to acquire, businesses, services, technologies or intellectual property rights that we believe could complement, expand or enhance the features and functionality of our aiWARE platform and our technical capabilities, broaden our product and service offerings or offer growth opportunities for our business. This acquisition strategy may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not such acquisitions are consummated. Acquisitions could also result in dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, amortization expenses, impairment of goodwill and/or purchased long-lived assets, and restructuring charges, any of which could adversely affect our operating results and financial condition. In addition, we may face risks or experience difficulties successfully integrating acquired businesses, such as Broadbean, with our operations. These risks include:

- effectively managing the combined business following the acquisition, including any international operations of the acquired business and integrating the acquired company's accounting, human resources and other administrative systems, and coordination of product, engineering and sales and marketing functions;
- the potential loss of key employees and customers as a result of competing in the markets in which the acquired company operates;

- cultural challenges associated with integrating employees from the acquired company into our organization, and retention of employees from the businesses we acquire; and
- achieving anticipated cross-selling opportunities and eliminating any redundant operations with respect to the acquired business.

We also may not achieve the anticipated benefits from the acquired business and may incur unanticipated costs and liabilities in connection with any such acquisitions. Additionally, if we are unable to complete an acquisition, we could lose market share to competitors who are able to make such an acquisition. Once an acquisition is closed, we may discover hidden costs, resource demands and potential liabilities that were not evident during the due diligence process, particularly when such process is undertaken on an accelerated timeline. Although we often utilize representation and warranty insurance and standard indemnity provisions in these acquisition transactions, if we are unable to successfully assert a claim, if a claim is not covered by insurance or if these hidden costs prove greater than expected, our operations as a whole may be adversely affected. In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. If any of these results occurs, our business and financial results could be adversely affected.

Our international operations expose us to significant risks, and we intend to continue expanding international operations going forward.

As part of our growth strategy, we may expand our operations further internationally. As of December 31, 2025, we had operations in the United Kingdom, other parts of Europe, Israel, Australia and India, and we may, in the future, open offices and hire employees in additional locations outside of the United States to service existing global customers, reach new customers and gain access to additional technical talent. Operating in and expanding to new international markets requires significant resources and management attention and will subject us to uncertain regulatory, tax, economic and geopolitical risks. Because of our limited historical experience with expanded international operations, as well as developing and managing sales in international markets, our international expansion efforts may not be successful. In addition, we will face risks of doing business internationally that could adversely affect our business, including, but not limited to:

- managing and staffing international operations and the increased operating, travel, infrastructure and legal compliance costs associated with numerous international locations;
- establishing and managing additional instances of our aiWARE platform in other countries;
- adapting, localizing and pricing our products and services for specific countries and offering customer support in various languages;
- additional foreign tax requirements and obligations, and adverse tax consequences and tax rulings;
- economic conditions, international conflicts and political instability in some countries;
- compliance with local laws, regulations and customs in foreign jurisdictions, particularly in the areas of data privacy and personal privacy, employment and tax and export controls, economic sanctions and anti-corruption laws; and
- limited protection for intellectual property rights in some countries.

Our failure to manage any of these risks successfully could harm our existing international operations, interrupt our expansion plans and adversely affect our business, results of operations and financial condition.

Our business has been and may continue to be negatively affected by macroeconomic and geopolitical factors, including lingering economic disruption caused by international conflicts, financial instability, inflation and the responses by central banking authorities to control inflation, monetary supply shifts, the imposition of tariffs and other global trade disputes, and the threat of recession in the United States and around the world.

Global economic and business activities continue to face widespread macroeconomic and geopolitical uncertainties, including lingering economic disruption caused by international conflicts, financial instability, inflation and the responses by central banking authorities to control inflation, monetary supply shifts, the imposition of tariffs and other global trade disputes, and the threat of recession in the United States and around the world. We continue to actively monitor the impact of these macroeconomic factors on our financial condition, liquidity, operations, suppliers, industry and workforce, and instituted certain cost saving measures during 2023 through 2025 as a result of these factors. The extent of the impact of these factors on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, and the impact on our customers, partners and employees, all of which are uncertain and cannot be predicted. These and other global economic conditions, including any new disruptions, have in the past and may in the future again negatively impact our business. For example, business operations at our Herzliya, Israel office location where we perform development work on our Talent Acquisition solutions, have been, and may continue to be, impacted by the Israel-Hamas and Iran conflicts. In addition, a small portion of our Israel-based employees, and a number of their family members, have been conscripted into military service. In addition, our Talent Acquisition solutions are sold to businesses that experience performance fluctuations based on factors including the demand for labor and the economic health of current and prospective employers. To the extent that economic uncertainty or attenuated economic conditions cause our current and potential customers to freeze or reduce their headcount, demand for our products and services has been, and may continue to be negatively affected. Adverse economic conditions have also caused and could continue to result in reductions in sales of our applications, longer sales cycles, reductions in contract duration and value, slower adoption of new technologies and increased price competition. In addition, economic recessions have historically resulted in overall reductions in spending on software and technology solutions as well as pressure from customers and potential customers for extended billing terms. If economic, political, or market conditions deteriorate, or if there is uncertainty around these conditions, our current and potential customers may elect to decrease their software and technology solutions budgets by deferring or reconsidering product purchases, which could limit our ability to grow our business and negatively affect our operating results. Any of these events would likely have an adverse effect on our business, operating results and financial position.

We depend on our executive officers and other key employees, and the loss of one or more of these executive officers or key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our President, Chief Executive Officer and Chairman of our Board, Ryan Steelberg, and our other executive officers and senior management. We rely on our leadership team in the areas of strategy and implementation, research and development, operations, security, marketing, sales, support and general and administrative functions. We do not currently have any employment agreements with our executive officers or senior management team that require them to continue to work for us for any specified period, and, therefore, they could terminate their employment with us at any time. The loss of Ryan Steelberg, or one or more of our executive officers or members of our management team, could adversely impact our business and operations and disrupt our relationships with our key customers.

Our future success also depends, in part, on our ability to continue to attract and retain highly skilled personnel. We believe that there is, and will continue to be, intense competition for highly skilled management, engineering, data science, sales, marketing and other personnel with experience in the businesses in which we operate. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified personnel to fill key positions, we may be unable to manage our business effectively, including the development, marketing, sale and delivery of our products and services, which could adversely affect our business, results of operations and financial condition.

Our ability to use our loss carryforwards may be limited.

As of December 31, 2025, we had U.S. federal, state and foreign loss carryforwards (“NOLs”) totaling approximately $195.1 million, $173.3 million and $40.0 million, respectively. The U.S. federal and state NOLs are projected to expire beginning in 2037 and 2030, respectively, unless previously utilized. The U.S. federal NOLs generated in tax years beginning on or after January 1, 2018 may be carried forward indefinitely, subject to an 80% taxable income limitation on the utilization of the NOLs. The foreign NOLs can be carried forward indefinitely. In addition, our U.S. federal NOLs may be subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), if we have undergone or undergo an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders over a rolling three-year period. We may have experienced such ownership changes in the past and may experience ownership changes in the future as a result of shifts in our stock ownership, some of which are outside our control. Our NOLs may also be impaired or restricted under state law. For example, California enacted legislation that, with certain exceptions, suspends the ability to use California NOLs to offset California income and limits the ability to use California business tax credits to offset California taxes, for taxable years beginning on or after January 1, 2024, and before January 1, 2027. Such state tax law provisions could accelerate or permanently increase state taxes owed. There is also a risk that due to other future regulatory changes, such as suspensions on the use of NOLs in other jurisdictions, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. If we earn taxable income, such limitations could result in increased future income tax liability and our future cash flows or results of operations could be adversely affected.

If we do not comply with transfer pricing, income tax, customs duties, VAT, and similar regulations, we may be subject to additional taxes, customs duties, interest, and penalties in material amounts, which could materially harm our financial condition and operating results.

As a multinational corporation operating in many countries, we are subject to transfer pricing, income tax, and other tax regulations designed to ensure that our intercompany transactions are consummated at prices that have not been manipulated to produce a desired tax result, that appropriate levels of income are reported as earned by our United States and local entities, and that we are taxed appropriately on such transactions. In addition, our operations are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of our products.

If the United States Internal Revenue Service (the “IRS”) or the taxing authorities of any other jurisdiction were to successfully challenge our transfer pricing practices or our positions regarding the payment of income taxes, customs duties, value added taxes, withholding taxes, and sales and use and other taxes, we could become subject to higher taxes and may increase product prices in certain jurisdictions accordingly. The imposition of new taxes, even pass-through taxes such as VAT could result in increased product prices in certain jurisdictions. Any increases in prices could adversely affect product demand and therefore could have a negative impact on our business, financial condition, and operating results. From time to time, we are a party to various regulatory proceedings related to compliance with applicable tax regulations, including audits, examinations, and investigations.

In addition, any change in applicable tax laws, rules, treaties, or regulations, or their interpretation, could result in a higher effective tax rate on our worldwide earnings. For example, the Organization for Economic Co-operation and Development (“OECD”) has led in the development of the Two-Pillar framework, which involves the reallocation of taxing rights in respect of certain multinational enterprises above a fixed profit margin to the jurisdictions in which they carry on business (referred to as Pillar One), and imposes a minimum effective corporate tax rate (referred to as Pillar Two). A number of countries in which we conduct business have enacted, or are in the process of enacting, elements of the Pillar Two rules (with further provisions expected to be enacted in the future). The OECD has issued (and is expected to continue to issue further) administrative guidance providing transition and safe harbor rules in relation to the implementation of the Pillar Two proposal. For example, on January 5, 2026, the OECD published details of a proposed “side-by-side” arrangement providing for, among other things, additional safe harbors for multinational groups headquartered in certain qualifying jurisdictions. We continue to evaluate and assess the potential impact of the OECD framework on the Company. No assurances can be given that future legislative, regulatory, or judicial developments will not result in an increase in the amount of taxes payable by us. If any such developments occur, our business, financial condition, and operating results could be materially and adversely affected.

Risks Related to the Development and Operation of Our aiWARE Platform and Other Products

If we are not able to enhance our existing products or introduce new products that achieve market acceptance and keep pace with technological developments, our business, results of operations and financial condition could be harmed.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our aiWARE platform and applications and introduce new products and features, including enhancements necessary to provide substantially all of the features and functionality of the platform within a private cloud or on-premises environment, as well as new applications to address additional customer use cases. The success of any enhancements or new products depends on several factors, including timely development completion, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance and demand. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain defects, may have interoperability difficulties with our aiWARE platform, or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully enhance our aiWARE platform and applications to meet evolving customer requirements and develop new products and applications, or if our efforts to increase the usage of our aiWARE platform are more expensive than we expect, then our business, results of operations and financial condition could be harmed.

Our competitors, partners or others may acquire third party technologies, including AI models, used in our aiWARE platform, which could result in them blocking us from using the technology in our aiWARE platform, offering it for free to the public or making it cost prohibitive for us to continue to incorporate their technologies in our aiWARE platform, or these third party technology providers may otherwise terminate their relationships with us, which could adversely affect the functionality of our aiWARE platform.

Our success depends in part on our ability to attract, incorporate and maintain high performing AI models on our aiWARE platform. If any third party acquires an AI model that is on our platform, they may preclude us from using it as a component of our platform or make it more expensive for us to utilize. In addition, a third-party AI model provider may terminate its relationship with us or may otherwise cease to make its AI models available to us. In either case, if that AI model has unique capabilities or a significant performance advantage over other models and we are unable to identify a suitable replacement model, the interruption could cause us to lose customers. It is also possible that a third-party acquirer of such technology could offer the AI models and technologies to the public as a free add-on capability, in which case certain of our customers would have less incentive to pay us for the use of our platform. If a key third party technology becomes unavailable to us or is impractical for us to continue to use, the functionality of our platform could be interrupted, and our expenses could increase as we search for an alternative technology. As a result, our business, results of operations and financial condition could be adversely affected through the loss of customers and/or from increased operating costs.

We rely on third parties to develop AI models for our platform and in some cases to integrate them with our platform.

A key element of our aiWARE platform is the ability to incorporate and integrate AI models developed by multiple third-party vendors, and we plan to continue to increase the number of third-party AI models incorporated into our aiWARE platform to enhance the performance and power of our platform. As we work to add new AI models to our platform, we may encounter difficulties in identifying additional high-quality AI models (particularly high performing, specialized models), entering into agreements for their inclusion in our ecosystem on acceptable terms or at all and/or in coordinating and integrating their technologies into our system. We may incur additional costs to modify and adjust existing functionalities of our platform to accommodate multiple classes of AI models, without the assurance that such costs can be recouped by the additional revenues generated by the new capabilities. As aiWARE becomes more complex and as we release enhancements to our platform that require changes to AI models, we may not be able to integrate third-party AI models in a seamless or timely manner due to a number of factors, including incompatible software, lack of cooperation from developers, insufficient internal technical resources, platform security constraints, and the inability to secure the necessary licenses or legal authorizations required. In addition, we have established a self-service development environment in which such third-party developers integrate their AI models onto our platform, and we will be dependent in part upon their ability to do so effectively and quickly. We may not have full control over the quality and performance of third-party providers, and therefore, any unexpected deficiencies or problems arising from these third-party providers may cause significant interruptions in the operation of our platform. The failure of third party developers to integrate their AI models seamlessly into our platform and/or provide reliable, scalable services may impact the reliability of our platform and harm our reputation and business, results of operations and financial condition.

If we are not able to develop a strong brand for our aiWARE platform and other products and increase market awareness of our company, platform and other products, then our business, results of operations and financial condition may be adversely affected.

We believe that the success of our platform will depend in part on our ability to develop a strong brand identity for our "Veritone", "aiWARE" and other service marks, and to increase the market awareness of our platform and its capabilities. We are still in the early development stage of our business and, as such, our brand is not yet well established. The successful promotion of our brand will depend largely on our continued marketing efforts and our ability to ensure that our technology provides the expected benefits to our customers. We also believe that it is important for us to be thought leaders in the AI-based cognitive computing market. Our brand promotion and thought leadership activities may not be successful or produce increased revenue. In addition, independent industry analysts often provide reviews of our platform and of competing products and services, which may significantly influence the perception of our aiWARE platform in the marketplace. If these reviews are negative or not as positive as reviews of our competitors' products and services, then our brand may be harmed.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our industry becomes more competitive and as we seek to expand into new markets. These higher expenditures may not result in any increased revenue or in revenue that is sufficient to offset the higher expense levels. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

The security or operation of our platform, networks, computer systems or data, or those of third parties with whom we work, have in the past, and may in the future, be breached or otherwise compromised, and any such breach or other compromise could have a material adverse effect on our business and reputation.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclosure, make accessible, protect, secure, dispose of, transmit, and share (collectively, "process") personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, financial information, customer data and biometric data (collectively, sensitive data). Certain data privacy and security obligations require us to implement and maintain specific security measures or industry-standard or reasonable security measures designed to protect our information technology systems and sensitive data. In particular, some of the data processed and stored in our platform, networks, and computer systems by government customers contain highly sensitive data protected under government regulations, and we are obligated to comply with stringent requirements related to the security of such data, such as the FedRAMP and Criminal Justice Information Services ("CJIS") security requirements.

Individuals or entities have in the past and may in the future attempt to penetrate our network, computer system or platform security, or that of our third-party hosting and storage providers and other third parties with whom we work, and could gain access to our sensitive data, including customer data. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties with whom we work, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services. For example, we have operations and third parties with whom we work to support our business located in unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts, including in the Middle East, where businesses have experienced an increase in cyberattacks in relation to the Israel-Hamas and Iran conflicts.

In addition, we and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to, computer malware (including as a result of advanced persistent threat intrusions), malicious code (such as viruses and worms), computer hacking, fraudulent use attempts, phishing and other social engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks and disruptions, adware, attacks enhanced or facilitated by AI, and other similar threats, all of which have become more prevalent in our industry. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks. Our data and information systems or those of third parties with whom we work have in the past, and may in the future, also fail for reasons other than malicious activity, including but not limited to, software bugs, configuration errors, server malfunctions, software or hardware failures, service outages, loss of data or other information technology assets, telecommunications failures, earthquakes, fires, and floods.

Remote work has increased risks to our platform, network, computer systems, and data, as our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our platform, network, or computer systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence, and it may be difficult to integrate companies into our information technology environment and security program.

These and other threats, attacks, disruptions, outages, or accidents involving us or the third parties with whom we work have in the past, and may in the future, result in the unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure, access, unavailability or misappropriation of our sensitive data, including of our customers and their employees or third parties, and/or damage to our or the third parties with whom we work’s platform, network, or computer systems. For instance, in the second quarter of 2024, we were made aware of an article posted by a security researcher which identified a temporary vulnerability with respect to two Azure environments related to a limited number of government customers. The vulnerability was remediated as of June 30, 2024, and we notified our potentially affected customers. Our investigation into and response to the matter and this issue has concluded and has not resulted in the loss of any of our customers.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). However, we have not in the past been, and may not in the future be, able to detect and remediate all vulnerabilities including on a timely basis. As a result, such vulnerabilities have in the past and could in the future be exploited but may not be detected until after a security incident has occurred. Further, we have in the past experienced (and may in the future experience) delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Even if we have issued or otherwise made patches or information for vulnerabilities in our software applications, products or services, our customers may be unwilling or unable to deploy such patches and use such information effectively and in a timely manner. These vulnerabilities could be exploited and result in a security incident.

We may expend significant resources or modify our business activities to try to protect against security incidents. Applicable data privacy and security obligations require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents or vulnerabilities, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions are costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences. An actual or perceived security breach of our platform, network or computer systems, or those of our technology service providers or third party vendors, could result in material adverse consequences such as the loss of business, financial losses, reputational damage, negative publicity, government enforcement actions (for example, regulatory investigations, orders, fines, penalties, audits, and inspections), additional reporting requirements and/or oversight, litigation (including class claims), indemnity obligations, damages for contract breach, civil and criminal penalties (including for violation of applicable laws, regulations or contractual obligations), restrictions on processing sensitive data (including personal data), diversion of management attention, interruptions in our operations (including availability of data), significant costs, fees and other monetary payments for remediation, and other harms.

Some of our contracts do not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

If we (or a third party with whom we work) fail or are perceived to have failed to maintain the reliability, security and availability of our platform, network, or computer systems, or if customers believe that our platform does not provide adequate security for the storage of sensitive data or its transmission over the Internet, we may lose existing customers and we may not be able to attract new customers, negatively impacting our ability to grow and operate our business. If we (or a third party with whom we work) experience security breaches or cyber-attacks or fail to comply with security requirements related to our secure government cloud environment, we may lose our ability to obtain or maintain a FedRAMP certification, which could result in the loss of business from customers in the government market. Any of the foregoing could have a material adverse effect on our business, results of operations and financial position and negatively impact our ability to grow and operate our business.

The reliability and continuous availability of our platform and services is critical to our success. However, software such as ours can contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when such vulnerabilities are first introduced or when new versions or enhancements of our product are released. Additionally, even if we are able to develop a patch or other fix to address such vulnerabilities, such fix may be difficult to push out to our customers or otherwise be delayed. Furthermore, our business depends upon the appropriate and successful implementation of our platform and services by our customers. If our customers fail to use our platform or services according to our specifications, our customers may suffer a security incident on their own systems or other adverse consequences. Moreover, we employ a shared responsibility model where our customers are responsible for using, configuring and otherwise implementing security measures related to our platform in a manner that meets applicable cybersecurity standards, complies with laws and addresses their information security risk. As part of this shared responsibility security model, we make certain security features such as single sign-on available to our customers that can be implemented at our customers' discretion, or identify security areas or measures for which our customers are responsible. In certain cases where our customers choose not to implement, or incorrectly implement, those features or measures, misuse our services, or otherwise experience their own vulnerabilities, policy violations, credential exposure or security incidents, even if we are not the cause of a resulting customer security issue or incident, our customer relationships, reputation, and revenue may be adversely impacted. Even if such an incident is unrelated to our security practices, it could result in our incurring significant economic and operational costs in investigating, remediating, and implementing additional measures to further protect our customers from their own vulnerabilities, and could result in reputational harm.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive data about us from public sources, data brokers, or other means that reveal competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, our sensitive data or sensitive information of our customers could be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendors' use of generative AI technologies.

Interruptions or performance problems associated with our technology and infrastructure, or that of the third parties with whom we work, including AWS and Azure, may adversely affect our business and operating results.

Our business success depends in part on the ability of customers to access our Software Products & Services and Managed Services at any time and within an acceptable amount of time. We have experienced, and may in the future experience, disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new applications and functionality, software errors and defects, capacity constraints due to an increasing number of users accessing our platform or initiating large volumes of processing simultaneously, or security related incidents. In addition, we rely on third parties, including AWS and Azure, to operate critical business systems and process sensitive data in a variety of contexts, including for hosting, storage and other critical services, required to operate our Software Products & Services and Managed Services. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. As such, we are vulnerable to service interruptions, delays and outages experienced or caused by these third parties, and we have experienced (and may in the future experience) adverse consequences when certain third parties with whom we work have experienced a security incident or other service interruption, delay or outage. While we believe we are entitled to damages if certain of the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. Because we also incorporate diverse software and hosted services from many third parties with whom we work, we may encounter difficulties and delays in integrating and synthesizing these applications and programs, which may cause downtimes or other performance problems. It may become increasingly difficult to maintain and improve the performance of our platform, especially during peak usage times and as our platform becomes more complex or usage increases. Additionally, our reliance on third parties could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks. Such supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or supply chains of the third parties with whom we work have not been compromised.

Certain of our customer contracts include service level obligations, including system uptime commitments and/or required response times in the case of technical issues. If our Software Products & Services and Managed Services are unavailable or if our users are unable to access them within a reasonable amount of time or at all, we may be in breach of our contractual obligations, we may be required to issue credits or refunds to customers, and/or our customers may be entitled to terminate their contracts with us.

AWS and Azure provide us with hosting, computing and storage services pursuant to agreements that may be canceled under certain circumstances. If any of our agreements with AWS or Azure is terminated, we could experience interruptions on our platform and in our ability to make our platform available to customers, as well as delays and additional expenses in arranging alternative cloud infrastructure services.

Any of the above circumstances or events may harm our reputation, cause customers to stop using our platform, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

Risks Related to our Indebtedness and Liquidity

We have $45.6 million principal amount of Convertible Notes outstanding with a scheduled maturity date of November 15, 2026. If we decide not to refinance the Convertible Notes prior to their maturity date or are unable to do so, repurchasing or repaying the Convertible Notes prior to or at maturity may require a significant amount of cash in 2026, and we may not have sufficient cash flow from our operations to pay our debt obligations.

As of December 31, 2025, we had $45.6 million aggregate principal amount of Convertible Notes outstanding with a scheduled maturity date of November 15, 2026. If we are unable to refinance the Convertible Notes or elect to repurchase or repay them prior to or at maturity, we will need a significant amount of cash in 2026. In addition, our ability to make scheduled payments of the remaining principal amount of our Convertible Notes at maturity, or to repurchase and/or refinance the Convertible Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations sufficient to repay or refinance our debt and also make necessary capital expenditures. If we are unable to generate such cash flow, we have in the past been, and may again in the future be, required to adopt one or more alternatives, such as selling assets, restructuring our debt or obtaining additional equity capital which may be on terms that are onerous or highly dilutive to our stockholders. Our ability to engage in corporate transactions, raise additional capital or refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities at all or on desirable terms, which could result in a default on our debt obligations.

We may require additional capital to grow our business or repay or refinance our Convertible Notes maturing in November 2026, and this capital might not be available to us on acceptable terms, if at all.

If we are not able to achieve cost savings from our planned cost reduction measures, we will need additional liquidity to continue our operations for the foreseeable future, including over the next twelve months. We may also require additional capital to repay or refinance our Convertible Notes as they come due.

We have in the past and may again in the future engage in equity and/or debt financings to secure any needed additional funds. For example, during the fiscal year ended December 31, 2025, we raised aggregate net proceeds of approximately $154.7 million through the issuance and sale of our common stock and pre-funded warrants, which proceeds we used to repurchase outstanding debt. We established a $35.0 million “at-the-market” equity offering program in November 2024, which we utilized to offer and sell shares of our common stock from time to time for an aggregate of $35.0 million in gross proceeds. We fully utilized and terminated the ATM program in 2025.

Further, if we decide to enter into any new debt arrangements to refinance our Convertible Notes or otherwise, any borrowings could make us more vulnerable to a downturn in our operating results, a downturn in economic conditions, or increases in interest rates on borrowings that are subject to interest rate fluctuations.

Our ability to raise additional capital depends on a variety of factors, including our financial condition, market conditions, and investor demand, and any future capital-raising efforts may involve significant risks. If we raise additional funds through future issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. If we do so, existing stockholders will experience dilution in the voting power of their common stock and earnings per share could be negatively impacted. The extent to which we will be able and willing to use issuances of equity or convertible debt securities for acquisitions and other strategic initiatives will depend on the market value of our common stock and the willingness of potential third parties to accept any such securities as full or partial consideration. Any future debt or equity financing activities could also result in higher costs of capital with elevated or increased interest rates and could include restrictive covenants on our operations, including covenants restricting our ability to incur debt, pay distributions or repurchase our equity, sell assets, and acquire businesses, among other restrictions.

Failure to secure sufficient capital when needed could have a material adverse effect on our business, financial condition and results of operations, including materially limiting our ability to grow.

Risks Related to Target Markets, Competition, and Customers

The success of our business depends on our ability to expand into new vertical markets and attract new customers in a cost-effective manner.

To grow our business, we plan to drive greater awareness and adoption of our aiWARE platform, applications and services from enterprises across new vertical markets, including the Public Sector markets. We intend to continue to invest in sales and marketing, as well as in technological development, to meet evolving customer needs in these and other markets. We may not be successful in gaining new customers in any or all of these markets. Some markets may present unique and unexpected challenges and difficulties. For example, for us to offer our Software Products & Services to certain government customers, we are required to operate our aiWARE platform in a secure government cloud environment, and in some cases, in a private cloud environment or an on-premises environment, in order to meet these customers' requirements and to enable them to maintain compliance with applicable regulations that govern the use, storage and transfer of certain government data. However, due to the secure nature of these environments, at this time, not all of the functionalities, features and cognitive processing capabilities of our aiWARE platform are available in these environments, which may limit or reduce the performance of our services. Furthermore, we may incur additional costs to modify our current platform to conform to customers' or cloud providers' requirements, and we may not be able to generate sufficient revenue to offset these costs. We are also required to comply with certain regulations required by government customers, such as FedRAMP and CJIS, which require us to incur significant costs, devote management time and modify our current platform and operations. If we are unable to comply with those regulations effectively and in a cost-effective manner, our financial results could be adversely affected.

As part of our strategy to penetrate new vertical markets, we will incur marketing expenses before we are able to recognize any revenue in such markets, and these expenses may not result in increased revenue or brand awareness. We have made in the past, and may make in the future, significant expenditures and investments in new marketing campaigns, and these investments may not lead to the cost-effective acquisition of additional customers. If we are unable to maintain effective marketing programs, then our ability to attract new customers or enter new vertical markets could be adversely affected.

We generate significant revenue from a limited number of key customers which may cause our revenues for future periods to be less predictable.

We generate a significant portion of our revenue from a limited number of key customers. For Managed Services, our two largest customers, Westwood One, Inc. and iHeart Media and Entertainment, Inc., accounted for approximately 12% and 11%, respectively, of our total Managed Services revenues in fiscal year 2025. Some of these customers do not have long-term contracts with us. In the event that these customers decide to terminate their contracts with us, reduce their budget for our services, or develop a competing solution, and we are unable to obtain additional customers or increase our revenue from existing customers to offset the reduction of these revenues, we could experience a material adverse effect on our business, financial condition and reported revenue and results of operation.

We have previously experienced declines in our net revenues due to the loss of key customers. For example, Amazon, historically our largest customer, reduced its hiring consumption starting in the third and fourth quarters of fiscal year 2022. Amazon has decreased from generating 25% of net revenues in fiscal year 2022 to less than 1% and 4% of our net revenues in fiscal years 2024 and 2025, respectively.

Because of the concentrated nature of our customer base, any delay, reduction, cancellation or discontinuation of services by our larger customers has materially affected and may in the future materially affect our revenue and results of operations. In addition, the recent declines in revenue from one of these customers across our lines of business may cause us to face more volatility in our revenue in future periods and more difficulty in predicting our revenue for future periods. We may be unable to grow revenues with new or remaining customers or offset the discontinuation of purchases by customers we have experienced declines in revenue with purchases by new or existing customers. Furthermore, if we are unable to replace lost revenue from key customers, we may continue to experience decreased sales, which could have a material adverse impact on our results of operations and financial condition. If any of our remaining key customers decide to terminate or decline to renew their contracts with us, or renew on less favorable terms, and if we are unable to gain additional customers or increase our revenue from other existing customers to offset the reduction of revenues, our business, results of operations and financial condition will be harmed.

Technological advances may significantly disrupt the labor market and weaken demand for human capital at a rapid rate.

The success of our Talent Acquisition solutions is dependent on our customers' demands for talent. As technology continues to evolve, more tasks currently performed by people may be replaced by automation, robotics, machine learning, artificial intelligence and other technological advances outside of our control. This trend poses a risk to the talent acquisition industry as a whole, particularly in lower-skill job categories that may be more susceptible to such replacement.

Significant segments of the market for talent acquisition software and services may have hiring needs and service preferences that are subject to greater volatility than the overall economy.

The target customer segment for our Talent Acquisition solutions spans a wide range of company characteristics, including company size, geography, and industry, among other factors. Hiring activity may vary significantly among businesses with different characteristics and we have historically experienced volatility in our financial results related to our Talent Acquisition solutions. Smaller businesses, for example, typically have less persistent hiring needs and may experience greater volatility in their need for talent acquisition software and services and preferences among providers of such services. Along with a relatively short sales cycle, smaller businesses may be more likely to change platforms based on short-term differences in perceived price, value, service level, or other factors. Difficulty in acquiring and/or retaining these businesses as customers may adversely affect our operating results.

Our sales efforts related to our Software Products & Services involve considerable time and expense and our sales cycle is often long and unpredictable.

Our results of operations may fluctuate, in part, because of the length and unpredictability of our sales cycle, particularly in our Public Sector markets. As part of our sales efforts, we invest considerable time and expense evaluating the specific organizational needs of our potential customers and educating these potential customers about the technical capabilities and value of our Software Products & Services. Potential customers often require evaluation licenses at no charge or for nominal fees to evaluate our solutions before making a purchase decision. Sales to government customers may also be subject to lengthy and complex procurement processes, including technology and security assessments, budget approvals and competitive bidding requirements. Due to these factors, our sales cycle often lasts several months or more for some customers. Our sales efforts typically require a significant investment of human resources expense and time, including efforts by sales engineers, solution architects, product development and senior management, and we may not be successful in making a sale to a potential customer. If our sales efforts to a potential customer do not result in sufficient revenue to justify our investments, our business, financial condition, and results of operations could be adversely affected.

Risks Related to Intellectual Property

We face risks arising from our digital content and data licensing services, including potential liability resulting from claims by third parties for infringement or violation of copyrights, publicity or other rights, as well as indemnification claims by rights holders and customers.

We manage and license digital content on behalf of leading rights holders in the film, television, sports and advertising industries. We enter into agreements with rights holders under which they grant us the right to distribute and license their content to third parties, including to LLM developers for the purpose of development, training, operation, and use of machine learning and artificial intelligence activities and technologies, including, building, training, testing, and tuning models, subject to certain restrictions and requirements, such as limitations on the type and/or duration of use and requirements to obtain clearances and consents from third parties related to the content. Under these agreements, the rights holders generally represent and warrant that they have the right to license the content to us and that the authorized use of the content will not infringe any third-party copyrights and agree to indemnify us for claims arising from breach of such representations and warranties. However, we, and/or our customers to which we sublicense the content, are generally responsible for obtaining all required clearances, permissions and consents with respect to any specific person, place, property or subject matter depicted in the content, each of which may be subject to trademarks, rights of publicity, property rights or other rights belonging to third parties, and we generally agree to indemnify the right holders with respect to claims arising from any failure to do so. In many cases, our agreements with rights holders also require that we include specific terms, conditions, covenants and obligations in our agreements with our customers.

In our license agreements with customers, we represent and warrant that we have the right to sublicense the content to them and that their authorized use of the content will not infringe any third-party copyrights, and we agree to indemnify our customers for claims arising from breach of such representations and warranties. However, our customers are generally responsible for obtaining all necessary clearances, permissions and consents from third parties, unless we have expressly agreed to provide clearance services with respect to the content, and our customers generally agree to indemnify us for claims arising from their failure to do so. If we or our customers fail to obtain all clearances, permissions and consents from third parties required for the customers' use of licensed content, or if our customers otherwise use content in a manner not authorized by the terms of our agreements with the rights holders, then third parties may bring claims against us and the rights holders, and the rights holders may seek indemnification from us related to such claims. In some cases, we may not be entitled to a supporting indemnification by our customers, or we may not be successful in enforcing our rights to indemnification by our customers. In addition, third parties may bring claims against us and our customers for copyright infringement, and we may be required to indemnify our customers for such claims. Similarly, we may not be entitled to indemnification by the rights holders, or we may not be able to enforce our rights to indemnification by the rights holders.

We may incur significant liabilities and costs in the event of claims for infringement or violation of copyrights, publicity or other rights, and/or indemnification claims by third-party rights holders and customers. Regardless of their merit and outcome, intellectual property and indemnification claims are time consuming, expensive to litigate or settle and cause significant diversion of management attention and could severely harm our financial condition and reputation and adversely affect our business.

We maintain insurance policies to cover potential intellectual property disputes. However, if an intellectual property claim or related indemnification claim, or a series of claims, is brought against us in excess of our insurance coverage or for uninsured liabilities, our business could suffer. In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against all losses.

We may be sued by third parties for alleged infringement of their proprietary rights, which could adversely affect our business, results of operations and financial condition.

There has been considerable patent and other intellectual property development activity in the AI industry, which has resulted in litigation based on allegations of infringement or other violations of intellectual property rights. Our future success depends, in part, on not infringing the intellectual property rights of others. In the future, we may receive claims from third parties, including our competitors, alleging that our platform and underlying technology infringe or violate such third party's intellectual property rights, and we may be found to be infringing upon such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology. In addition, in operating our platform, we rely significantly on software provided by third parties, including without limitation, generative AI models and applications, and we may become subject to similar infringement claims related to such third-party software. We may not have adequate indemnities from, or we may not be successful in enforcing our rights to indemnification by, such third party software providers.

Any such claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering some portion of our platform, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses or modify our platform, which could further exhaust our resources. Patent infringement, trademark infringement, trade secret misappropriation and other intellectual property claims and proceedings brought against us, whether successful or not, could harm our brand, business, results of operations and financial condition. Litigation is inherently uncertain, and any judgment or injunctive relief entered against us or any adverse settlement could negatively affect our business, results of operations and financial condition. In addition, litigation can involve significant management time and attention and be expensive, regardless of the outcome.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws of the United States and foreign jurisdictions so that we can prevent others from using our inventions and proprietary information. As of December 31, 2025, in the United States, we have 39 issued patents, which expire between 2029 and 2042, and have 10 patent applications pending for examination. As of such date, we also had 12 issued patents and 4 patent applications pending for examination in foreign jurisdictions (including international PCT applications), all of which are based on counterpart U.S. patent applications pursued by us. We may not be issued any additional patents and any patents that have been issued or that may be issued in the future may not provide significant protection for our intellectual property. In addition, we have registered, or have applied for registration of, numerous trademarks, including Veritone and aiWARE, in the United States and in several foreign jurisdictions. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected.

The particular forms of intellectual property protection that we seek, or our business decisions about when to file patent applications and trademark applications, may not be adequate to protect our business. We could be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, lead to the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition.

We also rely, in part, on confidentiality agreements with our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These agreements may not effectively prevent disclosure of our confidential information, and it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently without our having an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases, we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

In addition, the laws of some countries do not protect intellectual property and other proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.

Our means of protecting our intellectual property and proprietary rights may not be adequate or our competitors could independently develop similar technology. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, results of operations and financial condition could be adversely affected.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Our Software Products & Services, including our aiWARE platform, incorporate select open source software, and we expect to continue to incorporate open source software in our Software Products & Services in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Moreover, although we have implemented policies designed to regulate the use and incorporation of open source software into our Software Products & Services, we cannot be certain that we have not incorporated open source software in our Software Products & Services in a manner that is inconsistent with such policies. There is a risk that our use of third-party open source software could impose certain requirements on our ability to commercialize our products, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from customers using products that contained the open source software and required to comply with onerous open source license conditions or restrictions. In any of these events, we and our customers could be required to seek licenses from third parties to continue offering our Software Products & Services and we could be required to make proprietary portions of our source code freely available or to re-engineer the implicated products or discontinue offering the implicated products to customers in the event re-engineering cannot be accomplished on a timely basis. In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could harm our business and could help our competitors develop products and services that are similar to or better than ours. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

Risks Related to Regulatory Compliance

Recent and proposed regulation of AI technologies, including facial recognition technology, the processing of biometric data, and automated decision-making and machine learning technologies, increase our compliance costs and otherwise make it harder for us to conduct our business, require us to change our business practices and may lead to regulatory investigations or actions, litigation, reputational harm or otherwise have a material adverse effect on our business.

Certain of our Software Products & Services, particularly our IDEMs suite of product solutions for law enforcement agencies, utilize facial recognition technology. Facial recognition technology has been the subject of increasing concern and criticism, including over the potential for the technology to misidentify individuals as criminal suspects, and to be used in ways that infringe on individual rights. Numerous legislative proposals have been introduced to ban or restrict the use of the technology by certain governmental agencies, and several U.S. cities, including San Francisco, California, Oakland, California and Somerville, Massachusetts, have enacted such bans. Although some jurisdictions are re-evaluating the breadth of such bans, where any ban or restriction on the use of facial recognition technologies by governmental agencies have been or may be enacted, potential government customers for our IDEMs solution may be prohibited from or restricted in using the technology. If such bans or restrictions are enacted in a significant number of jurisdictions, it would have a material adverse effect on the market for software solutions that utilize facial recognition technology, including our IDEMs solution.

Certain of our products may support facial recognition functionality. Laws have been enacted or introduced in a number of jurisdictions that regulate the processing of biometric data, including facial templates and images in facial recognition systems, by non-governmental actors. For example, the Illinois Biometric Information Privacy Act ("BIPA") regulates the collection, use, safeguarding, and storage of biometric information. BIPA contains a private right of action that provides for substantial penalties and statutory damages and have generated significant class action activity; the cost of litigating and settling any claims that we have violated the BIPA or similar laws could be significant. As another example, certain comprehensive U.S. state consumer privacy laws require covered businesses to obtain affirmative consumer consent before processing biometric data and other sensitive data and impose additional compliance obligations on the processing of such data. Additionally, under the GDPR, use of biometric data for the purpose of uniquely identifying a natural person constitutes the processing of a special category of personal data, to which heightened standards, requirements and regulatory and individual scrutiny apply. Under the GDPR, the processing of biometric data for such purposes is prohibited unless one of a very limited and specific set of conditions is satisfied (such as explicit consent of the data subject). Effective compliance in this area (including using certain of our products) can be highly challenging, and we are reliant on our customers to ensure that applicable obligations are satisfied when they use our products to identify someone. We may be unable to provide certain of our products in certain jurisdictions, in particular in Europe, where provision of such technologies in compliance with the GDPR is highly challenging. Such laws may limit the demand for our aiWARE platform for non-governmental use cases that utilize facial recognition technology, which could adversely impact our ability to grow our business in those areas.

In addition, we use machine learning and AI, including generative AI and automated decision making technologies, in certain of our products and services. The development and use of AI technologies present various privacy and security risks that may impact our business. AI technologies are subject to privacy and data security laws, as well as increasing regulation, scrutiny and oversight. Further, countries and states are applying their data and consumer protection laws to AI technologies, and particularly generative AI and interactive chatbots. For example, under the comprehensive legal framework governing the use of artificial intelligence in the European Union (the "EU AI Act"). The EU AI Act imposes onerous obligations related to the development, deployment and use of AI technology-related systems. In particular, the EU AI Act designates certain AI technologies, including AI systems used in an employment-related context (such as in relation to recruitment, placement of targeted job advertisements, and decision-making concerning promotion, termination and task allocation), as 'high risk' and subject to numerous onerous compliance obligations, including various transparency, conformity and risk assessment, monitoring and human oversight requirements; the EU AI Act also imposes a prohibition on the use of 'real-time' biometric identification systems in publicly accessible spaces by law enforcement authorities or on their behalf unless very limited exceptions apply. Certain of our products and services may fall within one or more of these categories. Under the EU AI Act, non-compliant companies may be subject to administrative fines of up to 35 million Euros or 7% of a company's total worldwide annual turnover for the preceding financial year, whichever is the higher. The EU AI Act has a phased implementation process. As such, obligations for prohibited AI systems became enforceable in February 2025, while the regulatory framework for high-risk AI systems is scheduled to take effect in August 2026. Moreover, in the United Kingdom, the government has confirmed its position that existing regulators are to implement certain specific principles (safety, security and robustness; transparency and explainability; fairness; accountability and governance; contestability and redress), within those regulators' existing remits, to guide and inform the responsible development and use of AI technologies within their relevant sectors / competencies. Additionally, several U.S. jurisdictions have enacted measures related to the use of AI in products and services for their potentially discriminatory effects. For example, Colorado passed its comprehensive AI Act, and New York City passed a law to regulate the use of automated employment decision tools by employers and employment agencies. Certain of these laws may be materially unfavorable to our interests and/or inconsistent with our existing operations, policies, practices or plans (or may be interpreted as such). We expect other jurisdictions will adopt similar laws. Furthermore, the U.S. federal government has signaled an intent to develop a unified AI regulatory framework that would preempt U.S. state AI laws and regulations. Attempts by the U.S. federal government to preempt state AI regulation may be subject to constitutional challenges, and uncertainty regarding AI regulatory authority could further complicate our compliance efforts and increase related costs.

Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI technologies. These obligations may make it harder for us to conduct our business using AI technologies, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI technologies, or prevent or limit our use of AI technologies. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI technologies where they allege the company has violated privacy and consumer protection laws. If we cannot use AI technologies or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

Moreover, AI technologies may create flawed, incomplete, or inaccurate outputs, some of which may appear correct. This may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor "poisons" the AI technology with bad inputs or logic), or if the logic of the AI technology is flawed (a so-called "hallucination"). We may use AI technologies' outputs to make certain decisions. Due to these potential inaccuracies or flaws, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits. For example, our platform uses (and allows our customers to use) AI technologies for recruitment, screening, and other employment-related tasks, and if such AI-based outputs or decisions are deemed to be biased, we could face adverse consequences, including exposure to reputational and competitive harm, customer loss, and legal liability, including under consumer protection statutes.

Furthermore, any sensitive data (including confidential, competitive, proprietary, or personal data) that we input into a third-party generative AI technology could be leaked or disclosed to others, including if sensitive data is used to train the third party's AI technologies. Additionally, where an AI technology ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive data generated by the model.

Given that AI, automated decision making and machine learning technologies are core to our business, any increased regulation over these technologies, including the EU AI Act, could make it harder for us to conduct our business, significantly complicate our compliance efforts, increase legal risk and compliance costs for us, the third parties with whom we work, and our customers, increase our cost of doing business, impede or prevent our growth plans (including into Europe), require us to change our business operations at significant cost (such as retaining or rebuilding our AI models), and reduce demand for our products.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. These legal and other obligations have in the past, and could in the future, require us to make changes to our business, impose additional costs on us and reduce the demand for our software products and solutions. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could also lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

In the ordinary course of business, we process sensitive data. Our customers also utilize our Software Products & Services and Managed Services to process sensitive data, which may contain personal data that is subject to data protection and privacy laws in various jurisdictions.

Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive data, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 ("CCPA") applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. These developments may further complicate compliance efforts, and increase legal risk and compliance costs for us, the third parties with whom we work, and our customers. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.

As we expand into new jurisdictions or markets outside the United States, we may become subject to an increasing number of laws, regulations, and industry standards governing data privacy and security. For example, we have entered into agreements and are actively pursuing opportunities to provide our Software Products & Services and Managed Services to customers in Europe, which involve processing of personal data, and the GDPR impose strict requirements for processing personal data. Under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR, or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In the ordinary course of business, we transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws limiting the transfer of personal data to other countries or requiring data to be localized. In particular, the European Economic Area ("EEA") and the United Kingdom ("UK") have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws they generally believe are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. Certain jurisdictions, including the EEA and the UK, have adopted adequacy decisions or similar frameworks in respect of specific countries or transfer regimes, which permit cross-border transfers of personal data without the need for additional transfer safeguards where applicable. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA and the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Furthermore, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating the GDPR's cross-border data transfer limitations. Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered persons (i.e., individuals and entities who are designated as such by the U.S. Attorney General or considered "foreign persons" and are majority owned by, organized under the laws of, a primary resident in, or a contractor of, a covered person or country of concern, as applicable) that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, and may impact our ability to engage in certain transactions or agreements.

Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. For example, some of our data processing practices have been and may in the future be subject to challenges or lawsuits under data privacy and communications laws, including for example wiretapping laws, if we share consumer information with third parties through various methods, including chatbot and session replay providers, cookies, or via third-party marketing pixels, as has occurred. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

In addition to data privacy and security laws, we are also subject to contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. Additionally, some of our customer contracts require us to host personal data locally. We also publish privacy policies, marketing materials, whitepapers and other statements, such as statements related to compliance with certain certifications or self-regulatory principles, regarding data privacy, security and artificial intelligence. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

The regulatory framework relating to data privacy and security (and consumers' data privacy expectations) is quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions, or which may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties with whom we work. In addition, these obligations may require us to change our business model. Our business model materially depends on our ability to process personal data on behalf of our customers, including sensitive and highly regulated types of data such as biometric information, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. For example, we may be at heightened risk of regulatory scrutiny, and any changes in the regulatory framework could require us to fundamentally change our business model.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits and/or inspections); litigation (including class action claims) and mass arbitration demands; contractual liability; additional reporting requirements and/or oversight and demands that we modify or cease existing business practices (including bans on processing personal data or orders to destroy or not use personal data). In addition, the costs of compliance with, and other burdens imposed by, such laws, regulations and industry standards may adversely affect our customers' ability or desire to collect, use, process and store personal data using our software solutions, which could reduce overall demand for them. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market acceptance of our software solutions in certain markets. Furthermore, privacy and data security concerns may cause our customers' customers, vendors, employees and other industry participants to resist providing the personal data necessary to allow our customers to use our products and services effectively. Additionally, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business and operating results or financial condition, including but not limited to: loss of customers; interruptions or stoppages of data collection needed to train our algorithms; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity or substantial changes to our business model or operations.

Our employees and personnel use generative AI and/or automated decision-making technologies to perform their work, and the disclosure and use of personal data in AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws and regulations regulating AI and/or automated decision-making technologies. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use AI and/or automated decision-making technologies, it could make our business less efficient and result in competitive disadvantages. For additional information about the risks related to our use of AI technologies, including those that involve processing biometric data, see the Risk Factor titled "Recent and proposed regulation of AI technologies, including facial recognition technology, the processing of biometric data, and automated decision-making and machine learning technologies, increase our compliance costs and otherwise make it harder for us to conduct our business, require us to change our business practices, and may lead to regulatory investigations or actions, litigation, reputational harm, and otherwise have a material adverse effect on our business."

Finally, governments and regulators in certain jurisdictions, including Europe, are increasingly seeking to regulate the use, transfer and other processing of non-personal data, an area which has typically been the subject of very limited or no specific regulation. For example, we may become subject to certain parts of the European Union's Data Act, which imposes certain data and cloud service interoperability and switching obligations to enable users to switch between service providers without undue delay or cost, as well as certain requirements concerning cross-border international transfers of, and governmental access to, non-personal data outside the EEA. Depending on how these laws are interpreted, we may have to adapt our business practices, contractual arrangements and products to comply with such obligations.

Tax authorities in the United States and in foreign jurisdictions may successfully assert that we, including our acquired companies, should have collected, or in the future should collect, sales, use, value added, or similar taxes, and we could be subject to substantial liabilities with respect to past or future transactions, which could adversely affect our results of operations.

We conduct operations in multiple tax jurisdictions throughout the United States. In many of these jurisdictions, non-income-based taxes, such as sales and use taxes, are assessed on our operations. We assess the taxability of our sales based on the product type, customer, and jurisdiction where the sales are made and accrue a liability on the balance sheet accordingly. In the event these jurisdictions challenge our positions, such jurisdictions may assert tax assessments, penalties and/or interest against us, which could adversely affect our business, results of operations and financial condition.

In addition, we conduct operations outside of the United States, including in Israel and parts of Europe. These foreign jurisdictions have complex tax laws and regulations, and we may be subject to future uncertainties as a result of historical tax positions taken by us or our acquired companies. While we believe we have taken proper tax positions, as reflected in our financial statements herein, foreign tax authorities may challenge certain tax positions we or our acquired companies have taken historically, or may take in the future. While we believe we have properly accrued for estimated tax obligations in the jurisdictions where we have filing obligations, we cannot be certain the tax authorities will agree with our tax positions. As a result, our tax positions may be challenged in the future, and subject to local-, state- and country-specific audits and inquiries, the outcomes of which could differ materially from our estimates. Incurring any such tax liabilities (including related penalties and interest) could materially adversely affect our business and financial condition.

Risk Related to Our Internal Use of Artificial Intelligence Technologies

We use AI, including generative AI, and machine learning technologies, including third-party generative AI technologies, to support various internal business functions such as software development, content creation, customer support, sales and marketing and operational decision-making. While these AI technologies may enhance the productivity and efficiency of our employees, such productivity gains are not guaranteed, and their use may present risks that could adversely affect our business, financial condition, and results of operations.

Data Security, Privacy and Confidentiality. The use of AI technologies by our employees, contractors, and vendors creates the risk that regulated or sensitive information, such as proprietary information, confidential business data, customer information, personal information or trade secrets may be inadvertently disclosed to third-party providers of AI technologies, which may "train" on that data. AI technologies may "train" on, or retain and learn from, inputs in ways that are not fully transparent, potentially compromising our intellectual property protections or comprising the unauthorized disclosure of sensitive information. Such events could expose us to adverse consequences, including regulatory scrutiny, contractual liability, competitive harm, or reputational damage.

Accuracy and Reliability. AI technologies may produce outputs that are inaccurate, incomplete, biased, or otherwise unreliable, and which may appear correct. If our personnel rely on AI-generated content or analysis without adequate verification, this could result in errors in our decision-making, including making decisions that could bias certain individuals (or classes of individuals) and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits, as well as errors in our product development, customer communications, or regulatory filings, which could harm our business operations, customer relationships, reputation or expose us to legal liability.

Governance and Compliance. We have established certain policies and guidelines related to the permissible use of AI technologies within our organization. However, we cannot guarantee that all personnel will comply with these policies and guidelines, and any failure to do so could result in violations of applicable laws, contractual obligations, or our own standards for responsible AI use. The regulatory environment for AI is evolving rapidly across multiple jurisdictions, including the European Union's AI Act and various U.S. state laws, and we expect other jurisdictions will adopt similar laws. Furthermore, AI technologies are subject to existing regulatory regimes, such as privacy, data security, and consumer protection laws, including those related to automated decision making. These obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Compliance with these requirements may impose additional costs, legal risks, or operational constraints on us, and our efforts to comply may not be successful.

Cybersecurity. AI technologies may introduce new cybersecurity vulnerabilities into our products or our IT systems, or may be used by threat actors to enable attacks, such as by developing more sophisticated tradecraft. The integration of AI technologies into our operations may increase our vulnerability to cyber-related attacks or the complexity of maintaining adequate security controls.

Reputational Risk. As a company that develops and sells AI solutions, our internal use of AI technologies may be subject to heightened scrutiny. Any perceived misuse, failures, or incidents related to our internal AI practices could disproportionately harm our reputation, erode customer trust, and negatively impact demand for our products and services.

We cannot predict all of the risks associated with our use of AI technologies, and the failure to foresee or effectively manage these risks could have a material adverse effect on our business, results of operations, and financial condition. For information about the legal and regulatory risks related to our use of AI technologies in our Software Products & Services, see the Risk Factor titled “Recent and proposed regulation of AI technologies, including facial recognition technology, the processing of biometric data, and automated decision-making and machine learning technologies, increase our compliance costs and otherwise make it harder for us to conduct our business, require us to change our business practices, and may lead to regulatory investigations or actions, litigation, reputational harm, and otherwise have a material adverse effect on our business.”

Risks Related to the Ownership of Our Securities and Our Public Company Operations

Our common stock price has been extremely volatile and could continue to fluctuate widely in price, which could result in substantial losses for investors.

The market price of our common stock has been, and we expect will continue to be, subject to extreme fluctuations over short periods of time. For example, the closing price of our common stock has ranged from a low of $1.22 to a high of $8.39 during the 12-month period ended April 10, 2026. Prior to that, from the completion of our initial public offering (“IPO”) on May 12, 2017 through April 10, 2025, the closing price of our common stock has ranged from a low of $1.49 to a high of $65.91.

These fluctuations may be due to various factors, many of which are beyond our control, including:

- the volume and timing of our revenues and quarterly variations in our results of operations or those of others in our industry;
- announcement of new contracts with customers or termination of contracts with customers;
- announcement of acquisitions of other companies or businesses, or other significant strategic transactions;
- announcement of equity or debt financing transactions;
- the introduction of new services, content or features by us or others in our industry;
- •media exposure of our products or of those of others in our industry;
- sales of our common stock;
- speculative trading practices of certain market participants;
- changes in earnings estimates or recommendations by securities analysts; and
- general economic and market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations have been, and may continue to be, even more pronounced in the trading market for our common stock.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management's attention and resources from our business.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to develop and maintain effective internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us, materially and adversely affect our business and operating results and expose us to potential litigation.

As a public company, we are required to include in this report an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

During the preparation of our Form 10-K for the year ended December 31, 2025, management identified a material weakness in internal control over financial reporting relating to revenue recognition, specifically as it relates to the determination of the appropriate accounting for non-routine revenue transactions. This material weakness was not remediated as of December 31, 2025.

During the preparation of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, management identified a material weakness in internal control over financial reporting relating to a lack of an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting and for providing information required for effective activity level controls. This material weakness could have resulted in a material misstatement to our consolidated financial statements that would not be prevented or detected on a timely basis. This material weakness was not remediated as of December 31, 2025

During the preparation of our Annual Report on Form 10-K for the fiscal years ended December 31, 2023 and 2022, management identified the following material weaknesses in internal control over financial reporting, which have not been remediated as of December 31, 2025:

- Management identified a material weakness in internal control over financial reporting relating to the consolidation process and review of financial statements specifically pertaining to the Company's design of controls to determine proper accounting for certain foreign exchange transactions and translation between Veritone, Inc. and certain foreign subsidiaries. This material weakness did not result in any identified material misstatements to the financial statements. However, this material weakness could have resulted in a material misstatement to our annual or interim condensed consolidated financial statements that would not be prevented or detected and corrected on a timely basis.
- Management identified a material weakness in internal control over financial reporting relating to information technology general controls ("ITGCs") in the areas of user access and change-management over certain information technology ("IT") systems that support our financial reporting processes. Our business process automated and manual controls that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted. These control deficiencies were a result of user access and change management processes over certain IT systems.

Related to the findings above, management concluded that during the year ended December 31, 2023, we did not maintain appropriately designed entity-level controls impacting the control environment or monitoring controls to prevent or detect material misstatements to the consolidated financial statements. Specifically, these deficiencies were attributed to (i) a lack of a sufficient number of qualified resources to perform control activities and (ii) insufficient risk assessment and monitoring activities as a result of untimely or ineffective identification of internal control risks to properly design, test, implement and assess effective internal controls over financial reporting.

Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information and our stock price may decline as a result. We could also lose access to sources of capital or liquidity. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NASDAQ. Though we are taking steps to remediate the existing material weaknesses, we cannot be assured that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weakness or avoid potential future material weaknesses.

As a result of the material weaknesses described above and other related matters raised or that may in the future be identified, we also face potential for adverse regulatory consequences, including investigations, penalties or suspensions by the SEC or NASDAQ, litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weakness in our internal control over financial reporting and the preparation of our consolidated financial statements. As of the date of this filing, we have no knowledge of any such regulatory consequences, litigation, claim or dispute. However, we can provide no assurance that such regulatory consequences, litigation, claim or dispute will not arise in the future. Any such regulatory consequences, litigation, claim or dispute, whether successful or not, could subject us to additional costs, divert the attention of our management, or impair our reputation. Each of these consequences could have a material adverse effect on our business, results of operations and financial condition.

We are a "smaller reporting company" and "non-accelerated filer" under the U.S. federal securities laws, and the reduced reporting requirements applicable to smaller reporting companies and non-accelerated filers could make our common stock less attractive to investors.

We are a "smaller reporting company." For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Investors may not find our common stock attractive because we rely on these reduced disclosure requirements. In addition, we qualify as a non-accelerated filer. For as long as we continue to be a non-accelerated filer, we will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change in control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These include:

- authorizing the issuance of "blank check" preferred stock that could be issued by our Board to increase the number of outstanding shares and thwart a takeover attempt;
- a provision for a classified board of directors so that not all members of our Board are elected at one time;
- the removal of directors only for cause;
- no provision for the use of cumulative voting for the election of directors;
- limiting the ability of stockholders to call special meetings;
- requiring all stockholder actions to be taken at a meeting of our stockholders (i.e., no provision for stockholder action by written consent); and
- establishing advance notice requirements for nominations for election to the Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, the Delaware General Corporation Law prohibits us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of our common stock.

Additionally, certain provisions in the indenture governing our Convertible Notes may make it more difficult or expensive for a third party to acquire us. For example, the indenture will generally require us to repurchase the Convertible Notes for cash upon the occurrence of a fundamental change of us and, in certain circumstances, to increase the conversion rate for a holder that converts its Convertible Notes in connection with a make-whole fundamental change. A takeover of us may trigger the requirement that we repurchase the Convertible Notes and/or increase the conversion rate, which could make it more costly for a potential acquiror to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to stockholders.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for:

- any derivative action or proceeding brought on our behalf;
- any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders;
- any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or
- any action asserting a claim against us governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable or convenient for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Conversion or exercise of outstanding equity-linked securities may dilute the ownership interest of our stockholders or may otherwise depress the price of our common stock.

We have a substantial number of shares of our common stock reserved for issuance upon the exercise of stock options, settlement of restricted stock units, exercise of warrants, including pre-funded warrants, and upon conversion of our Convertible Notes. The exercise or conversion of some or all of these securities may dilute the ownership interests of our stockholders. Upon conversion of our Convertible Notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock. If we elect to settle our conversion obligation in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the Convertible Notes may encourage short selling by market participants because the conversion of the Convertible Notes could be used to satisfy short positions, or anticipated conversion of the Convertible Notes into shares of our common stock could depress the price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that securities or industry analysts publish about us and our business. If one or more of the analysts who cover us downgrades our common stock or issues other unfavorable commentary or research the price of our common stock may decline. If one or more analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause the trading price or trading volume of our common stock to decline and could result in the loss of all or part of your investment in us.

Item 1B. *Unresolved Staff Comments.*

None.

Item 1C. *Cybersecurity.*

Risk Management and Strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including, without limitation, intellectual property, confidential information that is proprietary, strategic or competitive in nature, and personal data (including sensitive personal data such as biometric data and employment-related data) ("Information Systems and Data").

Our Senior Vice President of Global Technology Services (who serves as our Chief Information Officer ("CIO")), our Vice President of Information Security (who serves as our Chief Information Security Officer ("CISO")), and the Company's information security function help identify, assess and manage the Company's cybersecurity threats and risks. This team identifies and assesses risks from cybersecurity by monitoring and evaluating our threat landscape and the Company's risk profile using various methods, including, for example, manual and automated tools in certain environments and systems, subscribing to threat intelligence reports and services, scanning our environment for certain threats, evaluating our risk exposure, evaluating and analyzing certain reported threats, collaborating with law enforcement on certain threat intelligence, conducting internal and external cybersecurity audits, performing threat assessments in certain environments and systems, conducting vulnerability assessments in certain environments and systems, and engaging third-party experts for red/blue team testing and tabletop incident response exercises.

Depending on the environment and system, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: an incident response plan, vulnerability management, disaster recovery and business continuity planning, risk assessments, encryption of certain data, network security controls in certain environments and systems, data segregation of certain data, access controls for certain environments and systems, physical security, asset management, vendor risk management, employee cybersecurity training, cybersecurity insurance, and dedicated cybersecurity staff.

Our assessment and management of material risks from cybersecurity threats are integrated into the Company's overall risk management processes. For example, the information security team works with management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, professional services firms (including legal counsel), cybersecurity consultants, cybersecurity software providers, managed cybersecurity service providers, forensic investigators, and penetration testing firms.

We use third-party service providers to perform a variety of functions throughout our business, such as application providers and hosting and cloud-hosting companies. We have a vendor management program to manage cybersecurity risks associated with our use of certain of these providers. The program includes the administration of a security questionnaire for certain providers, evaluation of certain provider's written security program, and review of security assessments and reports from certain providers. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1, Item 1A, *Risk Factors*, of this Annual Report on Form 10-K, including the risk factors captioned "*Risk Factors—Risks Related to the Development and Operation of Our aiWARE Platform and Other Products—The security or operation of our platform, networks, computer systems or data, or those of third parties with whom we work, have in the past, and may in the future, be breached or otherwise compromised, and any such breach or other compromise could have a material adverse effect on our business and reputation.*" and "*Risk Factors—Risks Related to the Development and Operation of Our aiWARE Platform and Other Products—Interruptions or performance problems associated with our technology and infrastructure, or that of the third parties with whom we work, including AWS and Azure, may adversely affect our business and operating results.*"

Governance

Our board of directors addresses the Company’s cybersecurity risk management as part of its general oversight function. The board of directors is responsible for overseeing the Company’s cybersecurity risk management processes, including oversight of mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain members of our management team, including our CIO, who has over 20 years of expertise in overseeing corporate information technology functions, and our CISO, who has 20 years of experience in the cybersecurity industry.

Our CIO and CISO are responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel.

Our CIO and CISO are also responsible for approving cybersecurity budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our incident response plan is designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including the Company’s Chief Executive Officer, CIO, security management team, and our legal team (including privacy). These stakeholders work with the Company’s incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company’s incident response plan includes reporting to the board of directors for certain cybersecurity incidents.

The board of directors receives periodic reports, summaries or presentations from the CISO concerning the Company’s significant cybersecurity threats and risks, as well as the processes the Company has implemented to address them.

Item 2. *Properties.*

Our principal executive offices are located at 5291 California Avenue, Suite 350, Irvine, California 92617.

In addition to our principal executive offices, we lease office space in London, England; Sydney, Australia; and Herzliya, Israel. We also maintain shared office spaces in Paris, France and Noida, India. We lease all of our facilities and do not own any real property. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. *Legal Proceedings.*

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We currently are not a party to any legal proceedings, the adverse outcome of which, in management’s opinion, individually or in the aggregate, would have a material adverse effect on our results of operations, financial position or cash flows. Regardless of the outcome, any litigation may have an adverse impact on us due to defense and settlement costs, diversion of management resources and other factors.

Item 4. *Mine Safety Disclosures.*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market Information and Holders

Our common stock is listed on the NASDAQ under the ticker symbol "VERI." As of April 10, 2026, we had 42 holders of record of our common stock based upon the records of our transfer agent, which do not include beneficial owners of common stock whose shares are held in the names of various securities brokers, dealers and registered clearing agencies.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business. Therefore, we do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board and will depend upon our results of operations, financial condition, capital requirements, general business conditions, and other factors that our Board deems relevant. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities.

Performance Graph

As a smaller reporting company, we are not required to provide the information required by Item 201 (e) of Regulation S-K.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. You should review the section titled "Cautionary Note Regarding Forward-Looking Statements" for a discussion of forward-looking statements and the section titled "Risk Factors" for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future, and our interim results are not necessarily indicative of the results we expect for the full calendar year or any other period.

Overview

Veritone, Inc., collectively with our subsidiaries, referred to as "Veritone," "Company," "we," "our," and "us," is a provider of Artificial Intelligence ("AI") solutions, powered by our proprietary AI operating system, aiWARE™, to deliver differentiated products and solutions to our Commercial Enterprise and Public Sector customers. Our Software Products & Services consist of revenues generated from Commercial Enterprise and Public Sector customers using our aiWARE platform and Talent Acquisition solutions, any related support and maintenance services, and any related professional services associated with the deployment and/or implementation of our AI solutions. Our Managed Services consist of revenues generated from Commercial Enterprise customers using our content licensing and representation services, including influencer management and related operations.

The historical financial results of our former wholly-owned subsidiary Veritone One are reflected in our consolidated financial statements herein as discontinued operations and, as such, have been excluded from continuing operations for all periods presented on a retrospective basis, unless otherwise stated. Refer to Note 4**,** *Discontinued Operations, Business Combinations, and Divestiture*, to the Consolidated Financial Statements included in Part II, Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K for additional information.

During the year ended December 31, 2025, we generated revenue of $92.2 million as compared to $92.6 million during the year ended December 31, 2024. Our Software Products & Services revenue was $65.8 million and $61.1 million during the years ended December 31, 2025 and 2024, respectively, and represented 71.4% and 65.9% of our consolidated revenue during the years ended December 31, 2025 and 2024, respectively. Our Managed Services revenue was $26.4 million and $31.6 million during the years ended December 31, 2025 and 2024, respectively, and represented 28.6% and 34.1% of our consolidated revenue in the years ended December 31, 2025 and 2024, respectively. No customers accounted for 10% or more of the Company's revenue for the years ended December 31, 2025 and 2024, respectively.

Recent Developments

October 2025 Registered Direct Offering

On October 17, 2025, we issued and sold an aggregate of 12,864,494 shares of common stock at a price of $5.83 per share to certain institutional and accredited investors in a registered direct offering. The aggregate net proceeds were approximately $70.2 million, after deducting estimated offering expenses.

November 2025 Convertible Note Repurchase

On November 6, 2025, we entered into separate, privately negotiated transactions with certain holders of our Convertible Notes to repurchase (the "Repurchases") approximately 50% of the outstanding Convertible Notes or approximately $45.7 million aggregate principal amount of the Convertibles Notes, comprising a combination of (i) approximately $39.0 million in cash and (ii) the issuance of 625,000 shares of our common stock, par value $0.001 per share. The Repurchases closed on November 12, 2025. Following the closing of the Repurchases, we cancelled the repurchased Convertible Notes and, after such cancellation of repurchased Convertible Notes, approximately $45.6 million aggregate principal amount of the Convertible Notes remained outstanding.

November 2025 Term Loan Repayment

On November 12, 2025, we repaid in full all outstanding amounts under the Term Loan for an aggregate amount of $36.7 million in cash. The repayment amount reflects the outstanding principal amount of loans under the Term Loan of $31.8 million, together with accrued and unpaid interest thereon of $0.5 million, and a prepayment premium equal to 14% of such principal amount. Following such repayment, our obligations under the Term Loan have been terminated.

Opportunities, Challenges and Risks

We are a leader in AI-based Software Products & Services. Our proprietary AI operating system, aiWARE, uses machine learning algorithms, or AI models, together with a suite of powerful applications, to reveal valuable insights from vast amounts of structured and unstructured data. Historically, we have derived a large portion of our Software Product & Services revenue from applications we internally developed from our aiWARE platform and actively sold across various customers. Beginning in mid-fiscal year 2022, macroeconomic and geopolitical factors, including lingering economic disruption caused by international conflicts, financial instability, inflation and the responses by central banking authorities to control inflation, monetary supply shifts, high interest rates, the imposition of tariffs, trade tensions, and global trade disputes, and the threat of recession in the United States and around the world on our business and our existing and potential customers, negatively impacted parts of our consumption-based operations and financial results. For example, business operations at our Herzliya, Israel office location where we perform development work on our Talent Acquisition solutions, have been, and may continue to be, impacted by the Israel-Hamas and Iran conflicts. In addition, our Talent Acquisition solutions are sold to businesses whose financial conditions fluctuate based on general economic and business conditions, particularly the overall demand for labor and the economic health of current and prospective employers. As a result, our Software Products & Services revenue decreased from $84.8 million during the year ended December 31, 2022 to $68.4 million during the year ended December 31, 2023, and decreased further to $61.1 million during the year ended December 31, 2024. While these economic and geopolitical factors have persisted throughout 2025, including instability caused by tariffs, our Software Products & Services revenue of $65.8 million for the year ended December 31, 2025 increased 7.8% as compared to the corresponding prior-year period.

Beginning in 2023, we enacted significant cost reductions during fiscal years 2023, 2024, and 2025. In January 2023, we announced our plans to reduce costs through the optimization of our operational structure. In February 2024, we announced additional cost reduction and restructuring initiatives, the result of which was a reduction in our global workforce of approximately 13% during fiscal 2024. From January 1, 2023 through December 31, 2024, we reduced our global workforce by approximately 19%. In June 2025, we announced further cost reduction initiatives of up to $10.0 million, approximately 80%, or $8.0 million of which have been achieved as of December 31, 2025. As of December 31, 2025, we have achieved an aggregate of over $50.0 million of net annualized strategic cost reductions since January 1, 2023 as a result of our organizational restructuring and realignment efforts. In fiscal year 2026, we plan to keep our operating expenses relatively flat as compared to fiscal year 2025, which will be driven in part by planned cost reductions across our operating structure, offset by planned increases in our research and development operating expenses, largely to support efforts around near-and long-term revenue growth in VDR and the Public Sector.

As of December 31, 2025, our total Software Products & Services customers declined to 2,978, which was a decrease of 8.0% as compared to December 31, 2024. This change was largely driven by fewer consumption-based customers across Talent Acquisition and the continuing impact of sunsetting legacy Career Builder customers from our June 2023 acquisition of Broadbean. In addition, smaller hiring agency customers experienced a drop in hiring as a result of the challenging macroeconomic environment, which contributed to the decrease in Software Products & Services customers, but did not have a significant impact on our financial results for the year ended December 31, 2025 and 2024, respectively. In the first half of 2026 and until we see an improved macroeconomic environment, we expect to experience a similar decline in smaller hiring agency customers across Talent Acquisition. To continue our effort to grow our customer base and overall revenue, we continue to invest aggressively in existing customers and acquiring new customers.

We believe our Software Products & Services will extend the capabilities of many third-party software platforms and products that are widely used today. For example, we believe that, when integrated with aiWARE, our Talent Acquisition customers will have greater visibility and transparency in their hiring processes. Further, with iDEMS and VDR products, we now offer a suite of aiWARE applications to address the growing problem of unstructured digital data management faced by commercial, public safety, and federal government sectors today. A substantial portion of our growth in 2025 has come from our iDEMS and VDR solutions. In June 2025, we announced a partnership with the US Air Force Office of Special Investigations (“OSI”), an investigative division within the US Department of Defense (“DOD”). The partnership with OSI is in the early stages of deploying our iDEMS solutions across the investigative divisions within the DOD. Through February 2026, our VDR sales pipeline increased to over $50.0 million, as compared to approximately $20.0 million in August 2025 and $40.0 million in October 2025. As of the first quarter of 2026, we are now under contract with several leading hyperscalers for the deployment of our VDR solution. Our Public Sector pipeline has also increased to $220 million as of December 31, 2025, which we believe reflects accelerating demand for our AI-driven solutions and our reputation as a trusted technology partner to government agencies. See “About Our Sales Pipelines” below for more information. As a result, during the year ended December 31, 2025, our Software Products Services revenue, excluding our Talent Acquisition platform, grew over 45% when compared to the same period in 2024 led principally by our iDEMS and VDR initiatives. In addition, we announced in the second quarter of 2024 that we achieved Amazon Web Services (“AWS”) Advanced Tier Services status, advancing the deployment of our AI solutions and capabilities across the AWS platform, and we have historically integrated aiWARE across many platforms, including Alteryx, Snowflake and the NVIDIA® CUDA® GPU-based platform, enabling dramatic increases in aiWARE’s processing speed and providing a wide range of new use cases for our technology. We are in the process of developing and marketing more specific use cases for these and future integrations, which we believe will open new markets for our products and accelerate our long-term revenue growth opportunities.

We believe our operating results and performance are, and will continue to be, driven by various factors that affect our industry. Our ability to attract, grow and retain customers for our aiWARE platform is highly sensitive to rapidly changing technology and is dependent on our ability to maintain the attractiveness of our platform, content and services to our customers. Our near-term growth opportunities across our Software Products & Services include VDR and the expansion of our iDEMS platform across our Public Sector. Our future revenue and operating growth will rely heavily on our ability to grow and retain our Software Products & Services customer base, continue to develop and deploy quality and innovative AI-driven applications and enterprise-level offerings, provide unique and attractive content and related services to our customers, continue to grow in newer markets such as Public Sector and our VDR opportunity, expand aiWARE into larger and more expansive enterprise engagements and manage our corporate overhead costs. While we believe we will be successful in these endeavors, we cannot guarantee that we will succeed in generating substantial long term operating growth and profitability.

Prior to 2024, we pursued an opportunistic strategy of acquiring companies to help accelerate our organic growth. Our acquisition strategy was threefold: (i) to increase the scale of our business in markets we serve, (ii) to accelerate growth in new markets and product categories, including expanding our existing engineering and sales resources, and (iii) to accelerate the adoption of aiWARE as the universal AI operating system through venture or market-driven opportunities. To accelerate and expand our growth opportunities in VDR and the Public Sector, we may pursue this strategy of acquiring companies in fiscal 2026 and beyond. While we believe there are strategic acquisition targets that can accelerate our entry into and expand our existing market share in key strategic markets, as well as our ability to grow our business, there is no certainty our historical or future acquisitions will achieve these objectives.

In the last few years, we have pursued and may continue to pursue opportunistic sales of certain business operations that are not part of our long-term strategy. For example, we divested our Veritone energy solutions group in the second quarter of 2023 and in October 2024, we divested our wholly-owned subsidiary, Veritone One, for a total purchase price of up to $104.0 million. The decision to divest Veritone One was made to enhance our focus on our core business and growth initiatives, particularly in Software Products & Services. By divesting non-core assets, we aim to streamline operations, reduce complexity, and allocate resources more effectively toward areas that align with our long-term strategic goals. The divestiture of Veritone One has allowed us to concentrate on organic growth, enabling greater innovation, operational efficiency, and the ability to respond more swiftly to market opportunities within our primary business segments. As a result of this transaction, we expect to recognize improved margins and more effective allocation of capital. We believe that a sharper focus on our core assets will drive sustainable growth and value creation for our shareholders moving forward.

For the year ended December 31, 2025, our total revenues were $92.2 million, as compared to $92.6 million for the year ended December 31, 2024, a decrease of 0.5% over the prior-year period, driven by an increase in Software Products & Services revenue from iDEMs and VDR revenues, offset by a decrease in Managed Services revenue primarily due to lower revenue from representation services, in each case, compared to the prior year period. Our gross profit for the year ended December 31, 2025 was $57.5 million, as compared to $61.7 million for the year ended December 31, 2024, a decrease of 6.8%, driven by an increase in lower gross margin revenue, including VDR revenue compared to the prior year period. For the year ended December 31, 2025, our non-GAAP gross profit (calculated as described in “Non-GAAP Financial Measures” below) decreased to $62.6 million, as compared to $65.4 million for the year ended December 31, 2024, driven by an increase in lower gross margin revenue, including VDR revenue compared to the prior year period. Gross profit and non-GAAP gross profit are dependent upon our ability to grow our revenue by expanding our customer base and increasing business with existing customers, and to manage our costs by negotiating favorable economic terms with cloud computing providers such as AWS and Microsoft Azure. While we are focused on continuing to improve our gross profit and non-GAAP gross profit, our ability to attract and retain customers to grow our revenue will be highly dependent on our ability to implement and continually improve upon our technology and services and improve our technology infrastructure and operations as we experience increased network capacity constraints due to our growth.

During the year ended December 31, 2025, we reported a net loss of $111.7 million, as compared to $37.4 million during the year ended December 31, 2024. During the year ended December 31, 2025, we reported a non-GAAP net loss (calculated as described in “Non-GAAP Financial Measures” below) of $40.7 million, as compared to $30.7 million during the year ended December 31, 2024. To continue to grow our revenue, we will continue to make targeted investments in people, namely software engineers and sales personnel. However, considering the challenging macro-economic environment since 2022, we have made significant cost reductions to our operating structure to better streamline our business and prioritize investments that drive our growth. These cost reduction initiatives began in the latter half of 2022 and will continue into 2026, and included reductions in workforce and certain legacy operating costs, as well as the sale of our energy solutions group. As a result of these initiatives, we believe we will be able to accelerate our pathway toward long term profitability.

About Our Sales Pipelines

Our VDR and Public Sector sales pipelines represent revenue we expect to receive from contracts related to our VDR solutions and with our Public Sector customers, respectively, in each case based on the total fees payable during the full contract term for contracts that we believe have a high probability of closing in the next three to twelve months. We include in our VDR and Public Sector sales pipelines fees payable during any cancellable portion and an estimate of license fees that may fluctuate over the term and we do not include any variable fees under the contract (e.g., fees for cognitive processing, storage, professional services and other variable services) and any fees payable after contract renewals or extensions that are at the discretion of our customer. Many of our contracts require us to provide services over more than one year and may include professional fees required to enable our technology in certain environments we do not host or have direct control over. In some cases, our customers may have the ability to terminate our agreements on short notice and our VDR and Public Sector sales pipelines do not consider the potential impact of any early termination. No assurance can be given that we will ultimately realize our full VDR and Public Sector sales pipelines.

Non-GAAP Financial Measures and Key Performance Indicators

In evaluating our cash flows and financial performance, we use certain non-GAAP financial measures, including non-GAAP net income (loss), non-GAAP net income (loss) from continuing operations, non-GAAP net income (loss) from discontinued operations, non-GAAP gross profit, and non-GAAP gross margin. We also provide certain key performance indicators ("KPIs"), including Total Software Products & Services Customers, Annual Recurring Revenue (SaaS), Annual Recurring Revenue (Consumption), Annual Recurring Revenue (Total)Total New Bookings and Gross Revenue Retention.

Non-GAAP net income (loss) is calculated as our net income (loss) adjusted to exclude net income from discontinued operations, net of income taxes, interest expense, net, income taxes, depreciation and amortization, stock-based compensation, change in fair value of earnout receivable, contingent purchase compensation expense, foreign currency impact and other, acquisition and due diligence costs, (gain) loss on asset disposition, variable consultant performance bonus expense, severance and executive transition costs, loss on debt extinguishment, lender consent fees, and non-GAAP net income from discontinued operations. Non-GAAP net income (loss) from continuing operations is calculated as our net loss from continuing operations adjusted to exclude net income from discontinued operations, net of income taxes, interest expense, net, income taxes, depreciation and amortization, stock-based compensation, change in fair value of earnout receivable, contingent purchase compensation expense, foreign currency impact and other, acquisition and due diligence costs, (gain) loss on asset disposition, variable consultant performance bonus expense, severance and executive transition costs, loss on debt extinguishment and lender consent fees. Non-GAAP net income (loss) from discontinued operations is calculated as our net income from discontinued operations adjusted to exclude interest expense, net, income taxes, depreciation and amortization, stock-based compensation, gain on sale, and severance and executive transition costs.

Non-GAAP gross profit is calculated as gross profit with adjustments to add back depreciation and amortization related to cost of revenue. Non-GAAP gross margin is defined as non-GAAP gross profit divided by revenue.

We present non-GAAP net income (loss), non-GAAP net income (loss) from continuing operations, non-GAAP net income (loss) from discontinued operations, non-GAAP gross profit, and non-GAAP gross margin because management believes such information to be important supplemental measures of performance that are commonly used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management also uses this information internally for forecasting, budgeting and measuring annual bonus compensation targets for our executive personnel, including our named executive officers. Our non-GAAP net income (loss) provides our management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as it eliminates the effect of items that are often unrelated to overall operating performance. Our non-GAAP gross profit and non-GAAP gross margin allow investors and our management team to analyze our operating performance by excluding expenses that are not directly related to the cost of providing goods and services.

These non-GAAP financial measures are not calculated and presented in accordance with GAAP and should not be considered as an alternative to net income (loss), operating income (loss), net income (loss) from continuing operations, net income (loss) from discontinued operations, gross profit, gross margin or any other financial measures so calculated and presented, nor as an alternative to cash flow from operating activities as a measure of liquidity. Other companies (including our competitors) may define these non-GAAP financial measures differently. These non-GAAP measures may not be indicative of our historical operating results or predictive of potential future results. Investors should not consider this supplemental non-GAAP financial information in isolation or as a substitute for analysis of our results as reported in accordance with GAAP.

The following table provides a reconciliation of net loss to non-GAAP net loss:

	Year Ended	
	December 31, 2025	December 31, 2024
Net income (loss)	$ (111,732)	$ (37,384)
Net income (loss) from discontinued operations, net of income taxes	—	(58,948)
Interest expense, net	10,224	12,071
Income taxes	(228)	(3,861)
Depreciation and amortization	27,174	28,510
Stock-based compensation expense	6,686	7,705
Change in fair value of earnout receivable	7,667	(1,357)
Contingent purchase compensation expense	500	1,619
Foreign currency impact and other	(126)	1,103
Acquisition and due diligence costs	3,086	4,090
(Gain) Loss on asset disposition	—	170
Variable consultant performance bonus expense (1)	—	64
Severance and executive transition costs	2,028	5,374
Gain on troubled debt restructuring	(1,448)	—
Loss on debt extinguishment	14,443	—
Lender consent fees	1,039	—
Non-GAAP net loss from continuing operations	(40,687)	(40,844)
Non-GAAP net income from discontinued operations(2)	—	10,170
Non-GAAP net loss	$ (40,687)	$ (30,674)

(1) Variable consultant performance bonus expense represents the bonus payments paid to Mr. Chad Steelberg as a result of his achievement of the performance goals pursuant to his consulting agreement with us.

(2) A reconciliation of non-GAAP net income from discontinued operations to GAAP net income from discontinued operations for the year ended December 31, 2024 is set forth in the table below.

	Year Ended
	December 31, 2024
Net income (loss) from discontinued operations, net of income taxes	$ 58,948
Interest expense, net	16,941
Income taxes	76
Depreciation and amortization	260
Stock-based compensation expense	422
Gain on sale	(66,533)
Severance and executive transition costs	56
Non-GAAP net income (loss) from discontinued operations	$ 10,170

The following table provides a reconciliation of GAAP gross profit to Non-GAAP gross profit and GAAP gross margin to Non-GAAP gross margin:

	Year Ended	
	December 31, 2025	December 31, 2024
Revenue	$ 92,192	$ 92,637
Operating expenses:		
Cost of revenue (exclusive of depreciation and amortization)	29,608	27,254
Depreciation and amortization related to cost of revenue	5,085	3,669
GAAP gross profit	57,499	61,714
Depreciation and amortization related to cost of revenue	5,085	3,669
Non-GAAP gross profit	$ 62,584	$ 65,383
GAAP gross margin	62.4 %	66.6 %
Non-GAAP gross margin	67.9 %	70.6 %

GAAP gross profit of $57.5 million for the year ended December 31, 2025 decreased $4.2 million, or 6.8%, as compared to the same period in 2024 largely due to an increase in lower gross margin revenue, including VDR revenue. GAAP gross margin of 62.4% for the year ended December 31, 2025 decreased 425 basis points as compared to the same period in 2024 as a result of year-over-year increases in lower gross margin revenue from consumption-based revenue including VDR revenue.

Non-GAAP gross profit of $62.6 million for the year ended December 31, 2025 decreased $2.8 million, or 4.3%, as compared to the same period in 2024 due to the increase in lower gross margin revenue, including VDR revenue. Non-GAAP gross margin of 67.9% for the year ended December 31, 2025 decreased 270 basis points as compared to the same period in 2024 as year over year increases in lower gross margin revenue from consumption-based revenue, including VDR revenue.

Historically, our gross margin and non-GAAP gross margin have been impacted significantly by the mix of our Software Products & Services revenue and our Managed Services revenue in any given period because our Managed Services revenue typically has a lower overall non-GAAP gross margin than our Software Products & Services revenue.

Supplemental Financial Information

We are providing the following unaudited supplemental financial information regarding our Software Products & Services as a lookback of the prior year to explain our recent historical and year-over-year performance.

The supplemental financial information for our Software Products & Services includes: (i) Total Software Products & Services Customers, (ii) Annual Recurring Revenue, (iii) Total New Bookings, and (iv) Gross Revenue Retention, in each case as defined in the footnotes to the table below.

Software Products & Services Supplemental Financial Information

The following table sets forth the results for each of our Software Products & Services supplemental financial information.

	Quarter Ended				
	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Total Software Products & Services Customers(1)	3,237	3,156	3,066	3,021	2,978
Annual Recurring Revenue (SaaS) (in 000's)(2)	$ 47,549	$ 47,494	$ 50,910	$ 50,010	$ 46,499
Annual Recurring Revenue (Consumption) (in 000's)(3)	$ 11,245	$ 11,223	$ 10,957	$ 13,930	$ 16,207
Annual Recurring Revenue (in 000's)(4)	$ 58,794	$ 58,717	$ 61,867	$ 63,940	$ 62,706
Total New Bookings (in 000's)(5)	$ 13,228	$ 15,835	$ 14,965	$ 19,042	$ 16,654
Gross Revenue Retention(6)	> 90%	> 90%	> 90%	> 90%	> 90%

(1) “Total Software Products & Services Customers” includes Software Products & Services customers as of the end of each respective quarter set forth above with net revenues in excess of $10 during the last month of the quarter and also excludes any customers categorized by us as trial or pilot status. Management uses Total Software Products & Services Customers and we believe Total Software Products & Services Customers is useful to investors because it more accurately reflects our total customers for our Software Products & Services.

(2) “Annual Recurring Revenue (SaaS)” represents an annualized calculation of monthly recurring subscription-based SaaS revenue during the last month of the applicable quarter for all Total Software Products & Services customers. Management uses “Annual Recurring Revenue (SaaS)” and we believe Annual Recurring Revenue (SaaS) is useful to investors because it provides annualized recurring subscription-based SaaS revenue based on the last month of the applicable quarter, which provides revenue based on subscriptions in the most recent month of the applicable period, from Total Software Products & Services Customers, which as noted above, excludes customers with insignificant revenue and customers on trial or pilot status. We also believe the split between subscription-based SaaS revenue and consumption-based revenue allows us to delineate between predictable recurring SaaS revenues and more volatile consumption-based revenues, including VDR.

(3) “Annual Recurring Revenue (Consumption)” represents the trailing twelve months of all non-recurring and/or consumption-based revenue for all active Total Software Products & Services customers. Management uses “Annual Recurring Revenue (Consumption)” and we believe Annual Recurring Revenue (Consumption) is useful to investors because Broadbean significantly increases our mix of subscription-based SaaS revenues as compared to consumption-based revenues and the split between the two allows us to delineate between predictable recurring SaaS revenues and more volatile consumption-based revenues, including VDR.

(4) “Annual Recurring Revenue” represents the sum of “Annual Recurring Revenue (SaaS)” and “Annual Recurring Revenue (Consumption).” Management uses “Annual Recurring Revenue” and we believe Annual Recurring Revenue is useful to investors because Broadbean significantly increases our mix of subscription-based SaaS revenues as compared to consumption-based revenues and the split between the two allows us to delineate between predictable recurring SaaS revenues and more volatile consumption-based revenues, including VDR.

(5) “Total New Bookings” represents the total fees payable during the full contract term for new contracts received in the quarter (including fees payable during any cancellable portion and an estimate of license fees that may fluctuate over the term), excluding any variable fees under the contract (e.g., fees for cognitive processing, storage, professional services and other variable services).

(6) “Gross Revenue Retention” represents a calculation of our dollar-based gross revenue retention rate as of the period end by starting with the revenue from Software Products & Services Customers as of the three months in the prior year quarter to such period, or Prior Year Quarter Revenue. We then deduct from the Prior Year Quarter Revenue any revenue from Software Products & Services Customers who are no longer customers as of the current period end, or Current Period Ending Software Customer Revenue. We then divide the total Current Period Ending Software Customer Revenue by the total Prior Year Quarter Revenue to arrive at our dollar-based gross retention rate, which is the percentage of revenue from all Software Products & Services Customers from our Software Products & Services as of the year prior that is not lost to customer churn.

Net Loss Carryforwards

As of December 31, 2025, we had U.S. federal, state and foreign NOLs totaling approximately $195.1 million, $173.3 million and $40.0 million, respectively. The U.S. federal and state NOLs are projected to expire beginning in 2037 and 2030, respectively, unless previously utilized. The U.S. federal NOLs generated in tax years beginning on or after January 1, 2018 may be carried forward indefinitely, subject to an 80% taxable income limitation on the utilization of the NOLs. The foreign NOLs can be carried forward indefinitely.

In addition, our U.S. federal NOLs may be subject to limitations under Section 382 of the Code, if we have undergone or undergo an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders over a rolling three-year period. Our existing NOLs may be subject to limitations arising from previous ownership changes, and our ability to utilize NOLs could be further limited by Section 382 of the Code. In addition, future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Section 382 of the Code. The amount of such limitations, if any, has not been determined. Our NOLs may also be impaired or restricted under state law. For example, California enacted legislation that, with certain exceptions, suspends the ability to use California NOLs to offset California income and limits the ability to use California business tax credits to offset California taxes, for taxable years beginning on or after January 1, 2024, and before January 1, 2027. Such state tax law provisions could accelerate or permanently increase state taxes owed.

There is also a risk that due to other future regulatory changes, such as suspensions on the use of NOLs in other jurisdictions, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, even if we attain profitability.

Results of Operations

The following tables set forth our results of operations for the year ended December 31, 2025 and 2024, in dollars and as a percentage of our revenue for those periods. The period-to-period comparisons of our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended	
	December 31, 2025	December 31, 2024
Revenue	$ 92,192	$ 92,637
Operating expenses:		
Cost of revenue (exclusive of depreciation and amortization shown separately below)	29,608	27,254
Sales and marketing	42,689	39,837
Research and development	20,711	26,817
General and administrative	53,264	58,425
Depreciation and amortization	27,174	28,510
Total operating expenses	173,446	180,843
Operating loss	(81,254)	(88,206)
Interest expense, net	10,224	12,071
Gain on troubled debt restructuring	(1,448)	—
Loss on debt extinguishment	14,443	—
Other expense (income), net	7,487	(84)
Loss from continuing operations before income taxes	(111,960)	(100,193)
Benefit from income taxes	(228)	(3,861)
Net loss from continuing operations	(111,732)	(96,332)
Net income from discontinued operations, net of income taxes (inclusive of gain on sale of $66,553 for the year ended December 31, 2024)	—	58,948
Net loss	$ (111,732)	$ (37,384)

	Year Ended	
	December 31, 2025	December 31, 2024
Revenue	100.0 %	100.0 %
Operating expenses:		
Cost of revenue (exclusive of depreciation and amortization shown separately below)	32.1 %	29.4 %
Sales and marketing	46.3 %	43.0 %
Research and development	22.5 %	28.9 %
General and administrative	57.8 %	63.1 %
Depreciation and amortization	29.5 %	30.8 %
Total operating expenses	188.1 %	195.2 %
Operating loss	(88.1)%	(95.2)%
Interest expense, net	11.1 %	13.0 %
Gain on troubled debt restructuring	(1.6)%	— %
Loss on debt extinguishment	15.7 %	— %
Other expense (income), net	8.1 %	(0.1)%
Loss from continuing operations before income taxes	(121.4)%	(108.2)%
Benefit from income taxes	(0.2)%	(4.2)%
Net loss from continuing operations	(121.2)%	(104.0)%
Net income from discontinued operations, net of income taxes (inclusive of gain on sale of $66,553 for the year ended December 31, 2024)	— %	63.6 %
Net loss	(121.2)%	(40.4)%

Comparison of the Year Ended December 31, 2025 and 2024

Revenue

Software Products & Services consists of revenues generated from our aiWARE platform, including our VDR product, and Talent Acquisition solutions, any related support and maintenance services, and any related professional services associated with the deployment and/or implementation of such solutions.

Managed Services consists of revenues generated from content licensing customers, representation services, and, to a lesser extent, from advertising customers and related services.

	Year Ended	
	December 31, 2025	December 31, 2024
Software Products & Services	$ 65,819	$ 61,068
Managed Services:		
Representation Services	6,800	12,550
Licensing	19,573	19,019
Total Managed Services	26,373	31,569
Total revenue	$ 92,192	$ 92,637

Software Products & Services revenue increased $4.8 million, or 7.8%, from $61.1 million for the year ended December 31, 2024 to $65.8 million for the year ended December 31, 2025. The $4.8 million increase was primarily due to an increase in VDR revenue, partially offset by a decline in consumption-based revenue across Talent Acquisition.

Managed Services revenue decreased $5.2 million, or 16.5%, from $31.6 million for the year ended December 31, 2024 to $26.4 million for the year ended December 31, 2025. The $5.2 million decrease was driven by a $5.8 million decrease in representation services including our VeriAds services and live event services as a result of the more challenging macro environment offset by growth of $0.6 million from our licensing revenue customers.

Cost of Revenue (Exclusive of Depreciation and Amortization)

Cost of revenue, exclusive of depreciation and amortization, increased $2.4 million, or approximately 8.6%, from $27.3 million for the year ended December 31, 2024 to $29.6 million for the year ended December 31, 2025. Cost of revenue, exclusive of depreciation and amortization, as a percentage of revenue increased from 29.4% for the year ended December 31, 2024 to 32.1% for the year ended December 31, 2025.

The $2.4 million increase was primarily due to an increase in lower margin revenue, including VDR revenue. Software Products & Services products accounted for 71.4% of revenues for the year ended December 31, 2025 as compared to 65.9% for the same period in 2024.

Sales and Marketing

Sales and marketing expenses increased $2.9 million, or approximately 7.2%, from $39.8 million for the year ended December 31, 2024 to $42.7 million for the year ended December 31, 2025. Sales and marketing expenses as a percentage of revenue increased from 43.0% for the year ended December 31, 2024 to 46.3% for the year ended December 31, 2025.

The $2.9 million increase was primarily due to increases in personnel-related costs and outside services.

Research and Development

Research and development expenses decreased $6.1 million, or approximately 22.8%, from $26.8 million for the year ended December 31, 2024 to $20.7 million for the year ended December 31, 2025. Research and development expenses as a percentage of revenue decreased from 28.9% for the year ended December 31, 2024 to 22.5% for the year ended December 31, 2025.

The $6.1 million decrease was primarily due to decreases in personnel-related costs resulting from various cost reduction initiatives enacted throughout fiscal year 2024 and 2025, capitalized internal-use software costs, and outside consulting services.

General and Administrative

General and administrative expenses decreased $5.2 million, or approximately 8.8%, from $58.4 million for the year ended December 31, 2024 to $53.3 million for the year ended December 31, 2025. General and administrative expenses as a percentage of revenue decreased from 63.1% for the year ended December 31, 2024 to 57.8% for the year ended December 31, 2025.

The $5.2 million decrease was primarily due to decreases in personnel-related costs resulting from various cost reduction initiatives enacted throughout fiscal year 2024 and 2025 and contingent purchase compensation expense.

Depreciation and Amortization

Depreciation and amortization expenses decreased $1.3 million, or approximately 4.7%, from $28.5 million for the year ended December 31, 2024 to $27.2 million for the year ended December 31, 2025. Depreciation and amortization expenses as a percentage of revenue decreased from 30.8% for the year ended December 31, 2024 to 29.5% for the year ended December 31, 2025.

The $1.3 million decrease was primarily due to an increase in fully depreciated assets.

Interest Expense, Net

Interest expense, net decreased $1.8 million, or approximately 15.3%, from $12.1 million for the year ended December 31, 2024 to $10.2 million for the year ended December 31, 2025. Interest expense, net as a percentage of revenue decreased from 13.0% for the year ended December 31, 2024 to 11.1% for the year ended December 31, 2025.

The $1.8 million decrease was primarily due to a decrease in interest expense as a result of the repayment of the Term Loan along with the partial repurchase of our Convertible Notes and an increase in interest income.

Gain on Troubled Debt Restructuring

The gain on troubled debt restructuring of $1.4 million for the year ended December 31, 2025 represented a gain attributed to the pay down of our convertible debt due November 2026. There was no gain on troubled debt restructuring for the year ended December 31, 2024.

Loss on Extinguishment of Debt

The loss on extinguishment of debt of $14.4 million for the year ended December 31, 2025 represented a loss of $14.4 million as a result of the pay off of our Term Loan. There was no loss on extinguishment of debt for the year ended December 31, 2024.

Other Expense (Income), Net

Other expense (income), net changed $7.6 million, from $(0.1) million of other income for the year ended December 31, 2024 to $7.5 million of other expense, net for the year ended December 31, 2025, primarily driven by a $7.7 million loss on revaluation of earnout attributed to the Veritone One sale offset by $0.2 million of foreign currency impact. The $(0.1) million of other (income), net for the year ended December 31, 2024 primarily consisted of foreign currency impact.

Benefit From Income Taxes

Benefit from income taxes of $(0.2) million for the year ended December 31, 2025 represented a change of $3.7 million compared to a benefit from income taxes of $(3.9) million for the year ended December 31, 2024. The change was largely driven by credits earned on foreign taxes and tax credits achieved during the year ended December 31, 2025.

Net Income From Discontinued Operations

On October 17, 2024, we completed the Divestiture. The Divestiture was strategic, primarily allowing us to focus on our AI solutions, and secondarily improving our financial liquidity with the net proceeds from the Divestiture. During the third quarter of 2024, we determined that Veritone One met the criteria to be classified as discontinued operations. As a result, the historical financial results of Veritone One are reflected in our consolidated financial statements herein as discontinued operations and, as such, have been excluded from continuing operations for all periods presented on a retrospective basis, unless otherwise stated. See Note 4, *Discontinued Operations, Business Combinations, and Divestiture*, included in Part II, Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K.

Net income from discontinued operations for the year ended December 31, 2024 primarily consisted of revenue of $24.4 million, offset by cost of revenue of $0.7 million, other operating expenses of $14.2 million, net of interest expense primarily due to the repayment of our Term Loan as a result of the Divestiture of $16.9 million, and a gain on sale of $66.5 million.

Liquidity, Capital Resources and Going Concern

We have historically generated negative cash flows from operations and have primarily financed our operations through the sale of equity securities and debt.

Pursuant to the requirements of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, *Presentation of Financial Statements—Going Concern*, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern for one year from the date these financial statements are issued. This evaluation does not take into consideration the potential mitigating effect of management's plans that have not been fully implemented or are not within our control as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about our ability to continue as a going concern. The mitigating effect of management's plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued.

As of December 31, 2025, we had cash and cash equivalents of approximately $27.4 million, working capital deficit of $29.9 million and accounts receivable, net of $36.8 million, and the amount outstanding under our debt obligations was $45.3 million, net of unamortized discount cost, all of which related to the Convertible Notes. Additionally, for the year ended December 31, 2025, net loss was $111.7 million and net cash used in operating activities was $53.2 million. Our ability to continue as a going concern is dependent on our ability to generate significant cash flows, obtain sufficient proceeds from any future offerings of securities, and/or obtain alternative financing prior to the maturity of the Convertible Notes in November 2026. We expect operating losses to continue in the foreseeable future as we continue to invest in growing our business. To alleviate these conditions, management is actively engaged in discussions to obtain alternative financing prior to the maturity of the Convertible Notes in November 2026. However, there can be no assurance that we will be able to obtain alternative financing as it is ultimately outside of our control.

Due to our projected cash needs (which includes amounts that will become due under the Convertible Notes upon their maturity in November 2026) combined with our current liquidity level and history of net losses and cash used to fund operating activities, there is substantial doubt regarding our ability to continue as a going concern for a period of at least one year from the date of issuance of these consolidated financial statements.

We may not be able to access additional equity under acceptable terms, and may not be successful in future financial and operational restructurings, earning any of our deferred purchase consideration, or growing our revenue base, and our ability to execute on our operating plans may be materially adversely impacted. If we become unable to continue as a going concern, we may have to dispose of other or additional assets and might realize significantly less value than the values at which they are carried on our consolidated financial statements. These actions may cause our stockholders to lose all or part of their investment in our common stock. The consolidated financial statements do not include any adjustments that might result from us being unable to continue as a going concern. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

See Note 5, *Debt*, and Note 11, *Stockholders Equity,* to the Consolidated Financial Statements included in Part I, Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K for more information regarding our Convertible Notes, equity offerings, the repayment of our Term Loan and the repurchase of our Convertible Notes.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended	
	December 31, 2025	December 31, 2024
Net cash used in operating activities from continuing operations	$ (53,205)	$ (59,307)
Net cash used in investing activities from continuing operations	(4,978)	(1,448)
Net cash provided by (used in) financing activities from continuing operations	69,424	(34,011)
Effect of exchange rates on cash, cash equivalents, and restricted cash	(844)	405
Net change in cash, cash equivalents, and restricted cash from continuing operations	$ 10,397	$ (94,361)

Changes in Cash Flows from Continuing Operating Activities

Net cash used in continuing operating activities was $53.2 million for the year ended December 31, 2025, a decrease of $6.1 million from $59.3 million for the year ended December 31, 2024. The decrease was primarily due to a $19.7 million favorable change in non-cash items, a $1.8 million favorable change in operating assets and liabilities, partially offset by a $74.3 million increase in net loss from continued operations disclosed within our consolidated statement of cash flows offset by a decrease in net loss from discontinued operations of $58.9 million. Changes in non-cash and reconciling items increased $19.7 million, primarily driven by an increase of $14.4 million attributed to our loss on debt extinguishment, offset by a gain of $3.5 million on troubled debt restructuring and an increase of $9.0 million in our change in fair value of earnout receivable. The remaining change of $1.3 million can be attributed to increases attributed to deferred income taxes, non-cash interest and carrying amount of our leases offset by changes in depreciation and amortization, stock-based compensation and provision for credit losses. The $1.8 million of unfavorable changes in operating assets and liabilities was primarily driven by unfavorable changes in accounts receivable, accrued expenses and other current and non-current liabilities, partially offset by favorable changes in prepaids and other assets, other assets, accounts payable and deferred revenue.

Changes in Cash Flows from Continuing Investing Activities

Net cash used in continuing investing activities was $5.0 million for the year ended December 31, 2025, an increase of $3.6 million from $1.4 million for the year ended December 31, 2024. The increase was primarily due to a $4.7 million decrease in proceeds from the sale of investments of $1.8 million and $2.9 million, net of cash divested attributed to the sale of Veritone One in the prior year offset by a decrease of $1.1 million in the purchase of fixed assets.

Changes in Cash Flows from Continuing Financing Activities

Net cash provided by continuing financing activities was $69.4 million for the year ended December 31, 2025, a decrease of $103.4 million as compared to net cash used in continuing financing activities of $34.0 million for the year ended December 31, 2024. The increase was primarily due to a $150.2 million increase in proceeds from issuance of common stock and an increase of $1.8 million of deferred consideration payments that were made in the prior year, offset by an increase of $43.5 million due to the repayment of our Term Loan and repurchase of our Convertible Notes and an increase of $5.4 million for debt issuance cost and prepayment penalties made on our Term Loan and convertible Notes during the year ended December 31, 2025.

Contractual Obligations and Known Future Cash Requirements

For a further discussion on our long-term debt and operating lease commitments as of December 31, 2025, see the sections above as well as Note 5, *Debt*, and Note 10, *Leases, Commitments, and Contingencies*, to the consolidated financial statements included in Part I, Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K.

As of December 31, 2025, we have no other present agreements or commitments with respect to any material acquisitions of businesses or technologies or any other material capital expenditures.

As of December 31, 2025, we have recorded $2.5 million of gross liability for uncertain tax positions, including interest and penalties. Based upon the information available and possible outcomes, we cannot reasonably estimate the amount and period in which the liability might be paid.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect amounts reported in our consolidated financial statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Management evaluates its accounting policies, estimates and judgments on an on-going basis. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. The principal estimates relate to the accounting recognition and presentation of revenue, allowance for credit losses, purchase accounting, impairment of long-lived assets, the valuation of contingent consideration, including future escrow and earnout consideration on the divestiture of Veritone One, and the valuation of stock awards and stock warrants and income taxes, where applicable.

Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between expected and actual experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. More information on these critical accounting policies and our significant accounting policies can be found in Note 3, *Significant Accounting Policies*, to the Consolidated Financial Statements included in Part II, Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K.

Accounting for Business Combinations

As part of the purchase accounting for acquisitions, we estimate the fair values of the assets acquired and liabilities assumed. A fair value measurement is determined as the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. In the context of purchase accounting, the determination of fair value often involves significant judgments and estimates by management, including the selection of valuation methodologies, estimates of future revenues, costs and cash flows, discount rates, and selection of comparable companies. The fair values reflected in the purchase accounting rely on management's judgment and the expertise of a third-party valuation firm engaged to assist in concluding on the fair value measurements.

Impairment of Goodwill and Long-Lived Assets

Goodwill is not amortized but instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. Our annual impairment test is performed during the second quarter. In assessing goodwill impairment, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that the fair value of a reporting unit is less than its carrying amount. Our qualitative assessment of the recoverability of goodwill considers various macro-economic, industry-specific and company-specific factors. These factors include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of our financial performance; or (iv) a sustained decrease in our market capitalization below its net book value. If, after assessing the totality of events or circumstances, we determine it is unlikely that the fair value of a reporting unit is less than its carrying amount, then a quantitative analysis is unnecessary. However, if we conclude otherwise, or if we elect to bypass the qualitative analysis, then we are required to perform a quantitative analysis that compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, a goodwill impairment loss is recognized for the lesser of: (a) the amount that the carrying amount of a reporting unit exceeds its fair value; or (b) the amount of the goodwill allocated to that reporting unit.

We review long-lived assets to be held and used, other than goodwill, for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared with the asset's carrying amount. If the estimated future cash flows from the use of the asset are less than the carrying value, an impairment charge would be recorded to write down the asset to its estimated fair value.

On May 31, 2025, we performed our annual goodwill impairment assessment. We determined that an indicator of impairment was present driven by a sustained decrease in our stock price, and as a result, we performed a quantitative goodwill impairment assessment as of May 31, 2025 using the enterprise approach, which estimates fair value based on the overall value of the business, including debt, and determined that goodwill was not impaired, as the estimated fair value of our single reporting unit exceeded its carrying value.

As of June 30, 2025, we performed an updated analysis using a market approach, which estimates fair value based on our market capitalization and an estimate of a reasonable range of values of a control premium. We determined that goodwill was not impaired, as the estimated fair value of our reporting unit exceeded its carrying value. Additionally, as of May 31, 2025 and June 30, 2025, we performed a quantitative analysis of the recoverability of each of our asset groups. The result of the analyses was that the assets were not impaired, as the expected undiscounted cash flows exceeded the carrying value for each asset group.

No impairment of goodwill or long-lived assets was recorded for the years ended December 31, 2025 and 2024.

Stock-Based Compensation Expense

We record stock-based compensation expense associated with restricted stock, restricted stock units and stock options granted under our stock incentive plans, and purchase rights granted under our Employee Stock Purchase Plan ("ESPP"). We have granted stock options with time-based vesting conditions, as well as performance-based stock options, the vesting of which is conditioned upon the achievement of specified target stock prices for our common stock ("Performance Options"). All Performance Options become exercisable in three equal tranches based on the achievement of specific market price targets for our common stock. For each tranche to become exercisable, the closing price per share of our common stock must meet or exceed the applicable stock price target for a period of 30 consecutive trading days. All stock options have terms of ten years following the grant date, subject to earlier termination in the case of cessation of the awardee's continued service with us.

The fair values of restricted stock and restricted stock unit awards are based on the closing market price of our common stock on the date of grant.

We estimate the fair values of stock options having time-based vesting conditions, as well as purchase rights under our ESPP, using the Black-Scholes-Merton option pricing model. We estimate the fair values of Performance Options utilizing a Monte Carlo simulation model to estimate when the stock price targets will be achieved and the Black-Scholes-Merton option pricing model. A fair value is estimated for each tranche of such Performance Options that is tied to a particular stock price target.

Determining the appropriate fair values of stock options and ESPP purchase rights at the grant date requires significant judgment, including estimating the volatility of our common stock, the expected term of awards, and the derived service periods for each tranche of Performance Options.

The expected term for stock options other than Performance Options represents the period of time that stock options are expected to be outstanding and is determined using the simplified method. Under the simplified method, the expected term is calculated as the midpoint between the weighted average vesting date and the contractual term of the options. The expected term for Performance Options considers the remaining term of the option after the attainment date and the ratio of the stock price at the attainment date to the option exercise price.

The risk-free rate is based on the implied yield of U.S. Treasury notes as of the grant date with a remaining term approximately equal to the expected term of the award.

The fair value of stock-based awards (other than Performance Options) is amortized using the straight-line attribution method over the requisite service period of the award, which is generally the vesting period. For Performance Options, expense is recognized over a graded-vesting attribution basis over the period from the grant date to the estimated attainment date, which is the derived service period of each tranche of the award.

We recognize actual forfeitures as they occur and do not estimate forfeitures in determining our stock-based compensation expense.

If Performance Options are modified, the fair values and the new derived service periods of the modified awards as of the date of modification and the fair values of the original awards immediately before the modification are determined. The amount of incremental compensation expense resulting from the modification of each award is equal to the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification. The incremental compensation expense is recognized over the new derived service period of the modified award.

Accounting for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are established for temporary differences between the financial statement carrying amounts and the tax bases of our assets and liabilities using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

We assess the likelihood that the deferred tax assets will be recovered from future taxable income and, if recovery is not more likely than not, we establish a valuation allowance to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized. Realization of the deferred tax assets is dependent on various factors such as our ability to generate sufficient taxable income in future years. Based on management's assessment, we have recorded a valuation allowance in the amount of $117.7 million as of December 31, 2025.

On September 14, 2021, we acquired 100% of PandoLogic, Ltd. ("PandoLogic"), a company incorporated under the laws of the state of Israel. In connection with the acquisition of PandoLogic, a deferred tax liability was established for the future consequences attributable to differences between the financial statement carrying amounts of the acquired non-goodwill intangible assets and their respective tax basis. Of the goodwill recorded on the acquisition date, $1.9 is deductible for tax purposes.

On June 13, 2023, we acquired Broadbean (as defined below), a global leader of talent acquisition software-as-a-service technology, pursuant to a securities and asset purchase agreement whereby we acquired (i) 100% of the issued and outstanding share capital of (a) Broadbean Technology Pty Ltd I, (b) Broadbean Technology Limited, (c) Broadbean, Inc., and (d) CareerBuilder France S.A.R.L., and (ii) certain assets and liabilities related thereto (the foregoing clauses (i) and (ii) together, "Broadbean"). In connection with the acquisition of Broadbean, a deferred tax liability is established for the future consequences attributable to differences between the financial statement carrying amounts of the acquired non-goodwill intangible assets and their respective tax basis. Of the goodwill recorded on the acquisition date, $3.7 is deductible for tax purposes.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and our valuation allowance. In assessing the need for a valuation allowance, management has considered both the positive and negative evidence available, including but not limited to, our prior history of net losses, projected future outcomes, industry and market trends and the nature of existing deferred tax assets. In management's judgment, any positive indicators are outweighed by the uncertainties surrounding our estimates and judgments of potential future taxable income, due primarily to uncertainties surrounding the timing of realization of future taxable income. In the event that actual results differ from these estimates or we adjust these estimates should we believe we would be able to realize these deferred tax assets in the future, an adjustment to the valuation allowance would increase income in the period such determination was made.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

As a smaller reporting company, we are not required to provide the information required by this Item.

Item 8. *Financial Statements and Supplementary Data.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Veritone, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Veritone, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has debt service obligations, negative working capital and has incurred historical negative cash flows and recurring losses. These conditions, along with other matters as set forth in Note 3, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Consolidated financial statements - impact of internal control over financial reporting

As described in management's annual report on internal control over financial reporting included at Item 9A. of Form 10-K for the year ended December 31, 2025, the Company reported material weaknesses related to the control environment, risk assessment, information and communication, and control activities related to information technology general controls ("ITGC") and determining the appropriate accounting for non-routine revenue transactions (collectively "material weaknesses"). The prevention, detection, and correction of material misstatements of the consolidated financial statements, is dependent, in part, on management (i) designing and maintaining an effective control environment, including maintaining sufficient resources within the accounting and financial reporting department to review complex financial reporting transactions; and updating and distributing accounting policies and procedures across the organization (ii) designing and implementing effective information and communication process to identify and assess the source of and controls necessary to ensure the reliability of information used in financial reporting and that communicates relevant information about roles and responsibilities for internal control over financial reporting and (iii) designing and implementing effective process-level control activities and information technology general controls related to financial reporting processes. We identified the impact on our audit of the material weaknesses as a critical audit matter.

The principal consideration for our determination that the impact on our audit of the material weaknesses is a critical audit matter is that especially challenging auditor judgment was required in designing audit procedures and evaluating audit evidence due to the ineffective system of internal control over financial reporting, which affects substantially all consolidated financial statement account balances and disclosures.

Our audit procedures related to the material weaknesses included the following, among others.

- We determined the nature and extent of audit procedures that are responsive to the identified material weaknesses and evaluated the evidence obtained from the procedures performed.
- We lowered the threshold used for investigating differences noted for recorded amounts.
- We selected larger sample sizes for tests of details.
- We substantively tested the accuracy and completeness of system-generated reports used in the audit and more extensively tested these reports.
- We increased the extent of supervision over the execution of audit procedures.

Revenue from contracts with customers involving non-cash consideration

As described in Note 3 to the financial statements, during the year ended December 31, 2025, the Company entered into revenue contracts in which software licenses were exchanged for non-cash consideration. The transaction price in these arrangements is determined based on the estimated fair value of non-cash consideration at contract inception, if readily determinable, or the stand-alone selling price of the software if the fair value of the non-cash consideration is not readily determinable. Determining the transaction price in these arrangements involves significant management judgment and estimation, particularly in the absence of readily observable market prices for the goods exchanged. We identified the transaction price of contracts with customers involving non-cash consideration as a critical audit matter.

The principal considerations for our determination that the transaction price of contracts with customers involving non-cash consideration is a critical audit matter included the following. Management's determination of the transaction price using estimates of fair value or stand-alone selling price involved significant measurement uncertainty due to limited observable inputs for the assets and licenses exchanged. In addition, during the performance of our audit procedures, we identified certain misstatements in the transaction price initially determined by the Company and recognized as revenue. Although such misstatements were corrected by the Company and reflected in these consolidated financial statements, the identification of misstatements along with the other factors described contributed to our assessment of a significant risk of material misstatement associated with revenue transactions involving non-cash consideration and necessitated an increased extent of audit effort, including auditor subjectivity and judgement in applying audit procedures and evaluating the Company's accounting for these transactions.

Our audit procedures related to the transaction price of revenue contracts with customers involving non-cash consideration included the following, among others.

- We evaluated the reasonableness of the methodology applied by the Company to determine the fair value or stand-alone selling price, including evaluating whether observable inputs were utilized in accordance with accounting principles generally accepted in the United States.
- We consulted with our national office regarding the accounting for the revenue transactions involving non-cash consideration
- We developed an independent expectation of the stand-alone selling price for selected transactions considering evidence of observable inputs and compared our expectation to the Company's estimate.

- We evaluated the reasonableness of prospective financial information used in the fair value measurement of the transaction price by comparing forecasts to historical results and considering the impact of internal and external economic factors, as well as evaluating management's intent and ability to carry out courses of action underpinning the prospective financial information.
- We conducted sensitivity analyses on key assumptions to assess the impact of estimation uncertainty associated with certain assumptions.
- We evaluated the consistency of the assumptions used in the measurement of the transaction price with evidence obtained in other areas of the audit.
- We evaluated the appropriateness of the Company's adjustments that were recorded to correct the misstatements that were identified as a result of our audit procedures.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2018.

Phoenix, Arizona
April 15, 2026

VERITONE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except par value amounts)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 27,426	$ 16,911
Accounts receivable, net	36,768	31,997
Prepaid expenses and other current assets	9,720	10,498
Total current assets	73,914	59,406
Property, equipment, and improvements, net	9,582	10,052
Intangible assets, net	38,639	59,500
Goodwill	54,256	53,110
Restricted cash	289	407
Other assets	5,600	15,585
Total assets	$ 182,280	$ 198,060
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 16,487	$ 11,023
Deferred revenue	12,290	12,056
Term Loan, current portion (Note 5)	—	7,750
Convertible notes, current portion (Note 5)	45,317	—
Accrued purchase compensation, current portion	1,500	1,200
Accrued expenses and other current liabilities	28,186	28,928
Total current liabilities	103,780	60,957
Convertible Notes (Note 5)	—	90,135
Term Loan, non-current portion (Note 5)	—	21,316
Accrued purchase compensation, non-current portion	—	900
Other non-current liabilities	10,376	11,300
Total liabilities	114,156	184,608
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Common stock, $0.001 par value; 150,000 and 75,000 shares authorized as of December 31, 2025 and December 31, 2024, respectively; 92,627 and 40,218 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	93	41
Additional paid-in capital	645,962	480,477
Accumulated other comprehensive income	1,081	214
Accumulated deficit	(579,012)	(467,280)
Total stockholders' equity	68,124	13,452
Total liabilities and stockholders' equity	$ 182,280	$ 198,060

See the accompanying notes to consolidated financial statements.

VERITONE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands, except per share amounts)

	Year Ended	
	December 31, 2025	December 31, 2024
Revenue	$ 92,192	$ 92,637
Operating expenses:		
Cost of revenue (exclusive of depreciation and amortization shown separately below)	29,608	27,254
Sales and marketing	42,689	39,837
Research and development	20,711	26,817
General and administrative	53,264	58,425
Depreciation and amortization	27,174	28,510
Total operating expenses	173,446	180,843
Operating loss	(81,254)	(88,206)
Interest expense, net	10,224	12,071
Gain on troubled debt restructuring	(1,448)	—
Loss on debt extinguishment	14,443	—
Other expense (income), net	7,487	(84)
Loss from continuing operations before income taxes	(111,960)	(100,193)
Benefit from income taxes	(228)	(3,861)
Net loss from continuing operations	(111,732)	(96,332)
Net income from discontinued operations, net of income taxes (inclusive of gain on sale of $66,553 for the year ended December 31, 2024)	—	58,948
Net loss	$ (111,732)	$ (37,384)
Loss per share:		
Loss per share from continuing operations, basic and diluted	$ (1.76)	$ (2.53)
Earnings per share from discontinued operations, basic and diluted	$ —	$ 1.55
Loss per share, basic and diluted	$ (1.76)	$ (0.98)
Weighted-average common shares outstanding used in computing loss per share, basic and diluted	63,316	38,035
Comprehensive loss:		
Net loss	$ (111,732)	$ (37,384)
Foreign currency translation gain, net of income taxes	867	224
Total comprehensive loss	$ (110,865)	$ (37,160)

See the accompanying notes to consolidated financial statements.

VERITONE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands)

	Common Stock					
	Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2023	37,186	$ 38	$ 468,015	$ (10)	$ (429,896)	$ 38,147
Common stock issued under employee stock plans	1,318	1	554	—	—	555
Common stock withheld for employee taxes and other	(292)	—	(1,093)	—	—	(1,093)
Common stock issued in connection with warrant exercises	298	—	—	—	—	—
Common stock issued in connection with at-the-market offering, net of offering costs	1,708	2	4,499	—	—	4,501
Stock-based compensation	—	—	8,502	—	—	8,502
Net loss	—	—	—	—	(37,384)	(37,384)
Foreign currency translation adjustment, net of income taxes	—	—	—	224	—	224
Balance as of December 31, 2024	40,218	$ 41	$ 480,477	$ 214	$ (467,280)	$ 13,452
Common stock issued under employee stock plans	1,024	1	545	—	—	546
Common stock withheld for employee taxes and other	(198)	—	(622)	—	—	(622)
Common stock and pre-funded warrants issued in connection with registered direct offering and private placement, net of offering costs	35,030	35	125,605	—	—	125,640
Common stock issued in connection with term loan amendments	482	—	873	—	—	873
Common stock issued in connection with at-the-market offering, net of offering costs	10,033	10	28,996	—	—	29,006
Common stock issued in connection with exercises of pre-funded warrants	5,413	5	49	—	—	54
Common stock issued in connection with repurchase of convertible senior notes	625	1	3,161	—	—	3,162
Stock-based compensation	—	—	6,878	—	—	6,878
Net loss	—	—	—	—	(111,732)	(111,732)
Foreign currency translation adjustment, net of income taxes	—	—	—	867	—	867
Balance as of December 31, 2025	92,627	$ 93	$ 645,962	$ 1,081	$ (579,012)	$ 68,124

See the accompanying notes to consolidated financial statements.

VERITONE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended	
	December 31, 2025	December 31, 2024
Cash flows from operating activities:		
Net loss	$ (111,732)	$ (37,384)
Less: net income from discontinued operations, net of income taxes	—	(58,948)
Net loss from continuing operations	(111,732)	(96,332)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:		
Depreciation and amortization	27,174	28,510
Stock-based compensation	6,686	7,705
Non-cash interest expense	4,456	4,206
Deferred income taxes	(1,338)	(4,892)
Provision for credit losses	915	1,144
Reduction in carrying amount of operating lease right-of-use assets	886	829
Gain on troubled debt restructuring	(3,548)	—
Loss on debt extinguishment	14,443	—
Non-cash barter revenue	(1,511)	—
Change in fair value of earnout receivable	7,667	(1,357)
Changes in operating assets and liabilities:		
Accounts receivable	(5,686)	948
Prepaid expenses and other current assets	2,323	1,332
Other assets	2,334	180
Accounts payable	5,356	(5,461)
Deferred revenue	234	(757)
Accrued expenses and other current liabilities	(1,804)	2,134
Other non-current liabilities	(60)	2,504
Net cash used in operating activities from continuing operations	(53,205)	(59,307)
Net cash provided by operating activities from discontinued operations	—	34,584
Net cash used in operating activities	(53,205)	(24,723)
Cash flows from investing activities:		
Capital expenditures	(4,978)	(6,098)
Proceeds from sale of Veritone One, net of cash divested	—	2,850
Sale of non-marketable equity investment	—	1,800
Net cash used in investing activities from continuing operations	(4,978)	(1,448)
Net cash used in investing activities from discontinued operations	—	(160)
Net cash used in investing activities	(4,978)	(1,608)
Cash flows from financing activities:		
Repayment of principal on senior secured term loan	(41,176)	(36,324)
Repayment of principal on convertible debt	(38,656)	—
Proceeds from issuance of stock and pre-funded warrants under registered direct offerings and at-the-market offering, net of offering costs	154,700	4,501
Debt issuance and extinguishment costs	(5,367)	—
Proceeds from issuance of stock under employee stock plans, net	545	555
Taxes paid related to net share settlement of equity awards	(622)	(943)
Settlement of deferred consideration for acquisitions	—	(1,800)
Net cash provided by (used in) financing activities from continuing operations	69,424	(34,011)
Net cash used in financing activities from discontinued operations	—	(3,051)

	Year Ended	
	December 31, 2025	December 31, 2024
Net cash provided by (used in) financing activities	69,424	(37,062)
Effect of exchange rates on cash, cash equivalents, and restricted cash	(844)	405
Net change in cash, cash equivalents, and restricted cash	10,397	(62,988)
Cash, cash equivalents, and restricted cash, beginning of period	17,318	80,306
Cash, cash equivalents, and restricted cash, end of period	27,715	17,318
Cash, cash equivalents, and restricted cash included in continuing operations	$ 27,715	$ 17,318
Supplemental Disclosure of Cash Flow Information		
Cash paid during the period for:		
Income taxes paid	$ 2,008	$ 563
Interest paid	$ 6,299	$ 11,366
Non-cash investing and financing activities:		
Stock-based compensation capitalized as part of internal-use software	$ 192	$ 375
Lease liabilities arising from right-of-use assets	$ 1,840	$ —
Shares issued for debt issuance costs	$ 873	$ —
Common stock issued in connection with repurchase of convertible senior notes	$ 3,162	$ —
Fair value of earnout receivable - sale of Veritone One	$ —	$ 6,310
Fair value of indemnification receivable - sale of Veritone One	$ —	$ 5,150
Capital expenditures included in accounts payable	$ 108	$ —

See the accompanying notes to consolidated financial statements.

1. Description of Business

Veritone, Inc., a Delaware corporation ("Veritone," and together with its subsidiaries, collectively, the "Company"), is a provider of artificial intelligence ("AI") computing solutions. The Company's proprietary AI operating system, aiWARE™, uses machine learning algorithms, or AI models, together with a suite of powerful applications, to reveal valuable insights from vast amounts of structured and unstructured data. aiWARE serves as the foundation for the Company's AI solutions and bespoke applications and offers access to hundreds of cognitive categories through one common software infrastructure. Highly modular and customizable, aiWARE enables expansive scale with the flexibility to deploy in the cloud, at the edge or in hybrid environments. The Company's aiWARE platform offers capabilities that are designed to mimic human cognitive functions such as perception, prediction and problem solving, enabling users to quickly, efficiently and cost effectively transform unstructured data into structured data, and analyze and optimize data to drive business processes and insights. aiWARE is based on an open architecture that enables new AI models, applications and workflows to be added quickly and efficiently, resulting in a scalable and evolving solution that can be leveraged by organizations across a range of industries.

The Company offers Software Products & Services to Commercial Enterprise and Public Sector customers using the Company's aiWARE platform and Veritone Hire solutions, any related support and maintenance services, and any related professional services associated with the deployment and/or implementation of such solutions.

The Company also offers Managed Services, which include cloud-native digital content management solutions and content licensing services and representation services, through among other things, its VeriAds Network, which is comprised of programs that enable broadcasters, podcasters and social media influencers to generate incremental revenue. These offerings leverage the Company's aiWARE technologies, providing customers with unique capabilities to enrich and drive expanded revenue opportunities from their content.

Through October 17, 2024 (the "Divestiture Closing Date"), the Company operated a full-service advertising agency through a wholly-owned subsidiary, Veritone One (as defined below), that leveraged aiWARE to provide differentiated Managed Services to its customers. On October 17, 2024, the Company entered into an Equity Purchase Agreement (the "Purchase Agreement"), by and among the Company, Veritone One, LLC, a wholly-owned subsidiary of the Company ("Veritone One"), and Oxford Buyer, LLC ("Purchaser"), an affiliate of Insignia Capital Group L.P., pursuant to which, among other things, Purchaser acquired from the Company all of the issued and outstanding equity of Veritone One (such transaction, the "Divestiture"). Veritone One's services included media planning and strategy, advertisement buying and placement, campaign messaging, clearance verification and attribution, and custom analytics, specializing in host-endorsed and influencer advertising across primarily radio, podcasting, streaming audio, social media and other digital media channels. The Company determined that the Divestiture represents a strategic shift that will have a material effect on the Company's operations and financial results. Therefore, the historical financial results of Veritone One are reflected in these consolidated financial statements as discontinued operations and, as such, have been excluded from continuing operations for all periods presented on a retrospective basis, unless otherwise stated. Refer to Note 4, *Discontinued Operations, Business Combinations, and Divestiture*, for further details.

2. Revision of Previously Issued Financial Statements

During the preparation of the Company's consolidated financial statements for the year ended December 31, 2025 the Company's management identified immaterial errors within the Company's previously issued unaudited condensed consolidated financial statements as of and for the quarterly period ended June 30, 2025 as included in the Company's previously filed Q2 2025 Form 10-Q. The immaterial errors resulted in: (i) an $0.8 million overstatement of revenue, a $0.7 million overstatement of accounts receivable and corresponding $0.7 million overstatement of cost of revenue (exclusive of depreciation and amortization) and accrued expenses and other current liabilities, ii) $0.4 million overstatement of cost of revenue (exclusive of depreciation and amortization) and accrued expenses and other current liabilities and iii) a $1.3 million understatement of goodwill, a $0.7 million understatement in intangible assets, net and a corresponding $2.0 million overstatement of accumulated other comprehensive income (loss). The foregoing was corrected through out of period corrections in the quarter ended September 30, 2025

The Company evaluated the materiality of the errors and concluded the errors were not material to Q2 2025. The financial statements for the quarterly period ended June 30, 2025 have been revised in this Annual Report to correct the errors.

The following table presents a reconciliation of our unaudited condensed consolidated financial information as originally reported to the revised amounts as of and for three and six months ended June 30, 2025:

Condensed Consolidated Balance Sheet

	As of June 30, 2025		
(in thousands, except for per share amounts)	**As Previously Reported**	**Adjustment**	**As Revised**
Accounts receivable, net	31,859	(694)	31,165
Total current assets	57,940	(694)	57,246
Intangible assets, net	47,732	698	48,430
Goodwill	53,110	1,260	54,370
Total assets	186,806	1,264	188,070
Accrued expenses and other current liabilities	28,446	(1,000)	27,446
Total current liabilities	64,842	(1,000)	63,842
Total liabilities	185,588	(1,000)	184,588
Accumulated other comprehensive income (loss)	(866)	1,958	1,092
Accumulated deficit	(513,953)	306	(513,647)
Total stockholders' equity	1,218	2,264	3,482
Total liabilities and stockholders' equity	186,806	1,264	188,070

Condensed Consolidated Statement of Operations and Comprehensive Loss

	For the Three Months Ended June 30, 2025		
(in thousands, except for per share amounts)	**As Previously Reported**	**Adjustment**	**As Revised**
Revenue	24,013	(820)	23,193
Cost of revenue (exclusive of depreciation and amortization)	7,478	(1,126)	6,352
Operating loss	(19,318)	306	(19,012)
Net loss	(26,798)	306	(26,492)
Loss per share, basic and diluted	$(0.54)	$0.01	$(0.53)
Foreign currency translation loss (gain), net of income taxes	(660)	1,958	1,298
Total comprehensive loss	(27,458)	2,264	(25,194)

	For the Six Months Ended June 30, 2025		
(in thousands, except for per share amounts)	**As Previously Reported**	**Adjustment**	**As Revised**
Revenue	46,476	(820)	45,656
Cost of revenue (exclusive of depreciation and amortization)	15,312	(1,126)	14,186
Operating loss	(40,952)	306	(40,646)
Net loss	(46,673)	306	(46,367)
Loss per share, basic and diluted	$(0.95)	$0.01	$(0.94)
Foreign currency translation loss (gain), net of income taxes	(1,080)	1,958	878
Total comprehensive loss	(47,753)	2,264	(45,489)

Condensed Consolidated Statement of Cash Flows

	For the Six Months Ended June 30, 2025		
(in thousands)	**As Previously Reported**	**Adjustment**	**As Revised**
Cash flows from operating activities:			
Net loss	$ (46,673)	$ 306	$ (46,367)
Accounts receivable	(530)	694	164
Accrued expenses and other current liabilities	(2,797)	(1,000)	(3,797)
Net cash used in operating activities	(25,277)	$ —	(25,277)

3. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and the rules and regulations of the Securities and Exchange Commission (the "SEC"). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Liquidity, Capital Resources, and Going Concern

Pursuant to the requirements of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 205-40, *Presentation of Financial Statements—Going Concern*, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year from the date these financial statements are issued. This evaluation does not take into consideration the potential mitigating effect of management's plans that have not been fully implemented or are not within control of the Company as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company's ability to continue as a going concern. The mitigating effect of management's plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued.

As of December 31, 2025, the Company had cash and cash equivalents of approximately $27,426, a working capital deficit of $29,866 and accounts receivable, net of $36,768, and the amount outstanding under its debt obligations was $45,317, net of unamortized discounts, all of which related to the Convertible Notes. Additionally, for the year ended December 31, 2025, net loss was $111,732 and net cash used in operating activities was $53,205. The Company's ability to continue as a going concern is dependent on its ability to generate significant cash flows, obtain sufficient proceeds from any future offerings of securities, and/or obtain alternative financing prior to the maturity of the Convertible Notes in November 2026. The Company expects operating losses to continue in the foreseeable future as it continues to invest in growing its business. To alleviate these conditions, management is actively engaged in discussions to obtain alternative financing prior to the maturity of the Convertible Notes in November 2026. However, there can be no assurance that the Company will be able to obtain alternative financing as it is ultimately outside of the control of the Company.

Due to the Company's projected cash needs (which includes amounts that will become due under the Convertible Notes upon their maturity in November 2026) combined with its current liquidity level and history of net losses and cash used to fund operating activities, there is substantial doubt regarding the Company's ability to continue as a going concern for a period of at least one year from the date of issuance of these consolidated financial statements.

The accompanying consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. This also means that the accompanying consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties described above, which could be material.

Reclassifications

Certain reclassifications were made to the prior period consolidated statement of operations and consolidated statement of cash flows to conform to the current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenues and expenses.

Significant items subject to estimates and assumptions include, but are not limited to, allowance for credit losses, purchase accounting, impairment of long-lived assets, the valuation of contingent consideration, including future escrow and earnout consideration on the divestiture of Veritone One, the valuation of senior secured debt, the valuation of non-cash consideration received in barter transactions, the valuation of stock awards and stock warrants, and income taxes, where applicable.

There has been uncertainty and disruption in the global economy and financial markets due to a number of factors, including lingering economic disruption caused by international conflicts, financial instability, the global inflationary environment and elevated interest rates and the imposition of tariffs, trade tensions, and global trade disputes. The Israel-Hamas and Iran conflicts have also adversely impacted the Company's business operations because the Company has an office and personnel based in Herzliya, Israel. The Company is not aware of any specific event or circumstance that would require an update to its estimates or assumptions or a revision of the carrying value of its assets or liabilities as of the date of filing of this Annual Report on Form 10-K.

These estimates and assumptions may change as new events occur and additional information is obtained. As a result, actual results could differ materially from these estimates and assumptions.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This ASU improves reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of this guidance during the fourth quarter of 2024 did not have a material financial impact on the Company's consolidated financial statements and the Company has added increased disclosures within the Segment Information section of Note 3, *Significant Accounting Policies*, to its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU improves the transparency of income tax disclosures by requiring: (1) consistent categories and greater disaggregation of information in the rate reconciliation, and (2) income taxes paid disaggregated by jurisdiction. Additionally, the amendments in this ASU improve the effectiveness and comparability of disclosures by: (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with Regulation S-X, and (2) removing disclosures that no longer are considered cost beneficial or relevant. The amendments in this update are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted this guidance prospectively during the fourth quarter of 2025 and determined it did not have a material financial impact on the Company's consolidated financial statements and the Company has added increased disclosures within the income taxes disclosures within Note 13, *Income Taxes*, to its consolidated financial statements.

New Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This ASU improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods that is generally not presented in the financial statements today. The amendments in this update are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. This ASU allows entities to elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset when developing reasonable and supportable forecasts as part of estimating expected credit losses. The amendments in this update are effective for fiscal years beginning after December 15, 2025 and interim periods within those fiscal years, with early adoption permitted. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. This ASU modernizes the accounting for software costs that are accounted for under Subtopic 350-40 and improves the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods, including methods that entities may use to develop software in the future. The amendments in this update are effective for fiscal years beginning after December 15, 2027 and interim periods within those fiscal years, with early adoption permitted. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

Cash Equivalents

All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consist primarily of amounts due from the Company's clients and customers under normal trade terms. Past due is generally considered greater than 90 days outstanding, but this can vary depending on common business practices for certain products and customers.

The Company maintains an allowance for expected credit losses to record accounts receivable at their net realizable value. Inherent in the assessment of the allowance for credit losses are certain judgments and estimates relating to, among other things, the Company's customers' access to capital, customers' willingness and ability to pay, general economic conditions and the ongoing relationship with customers. The Company calculates the expected credit losses on a pool basis for those receivables that have similar risk characteristics aligned with the types of accounts receivable listed in the accounts receivable table above. Allowances have been recorded for receivables believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues. The allowance for expected credit losses is determined by analyzing the Company's historical write-offs and the current aging of receivables. Adjustments to the allowance may be required in future periods depending on how issues considered such as the financial condition of customers and the general economic climate may change or if the financial condition of the Company's customers were to deteriorate resulting in an impairment of their ability to make payments. The Company has not historically had material write-offs due to uncollectible accounts receivable.

Trade Credits

The Company provides software licenses as barter transactions in exchange for other assets, such as trade credits, in the ordinary course of business. Trade credits may be redeemed for advertising media, VDR revenue share or other goods and services made available by certain partners and are recorded at the estimated fair value of the non-cash consideration received unless this is not reasonably estimable, in which case the consideration is measured based on the standalone selling price of the software promised to the customer. Management monitors trade credit usage and evaluates the need for potential write-downs for estimated trade credits that are expected to remain unused prior to their expiration based on forecasted usage.

Property, Equipment and Improvements

Property, equipment and improvements are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred. Major improvements enhancing the function and/or useful life of the related assets are capitalized. Depreciation and amortization are computed using the straight-line method over the estimated useful lives (or lease term, if shorter) of the related assets. At the time of retirement or disposition of these assets, the cost and accumulated depreciation or amortization are removed from the accounts and any related gains or losses are recorded in the Company's statements of operations and comprehensive loss.

The Company capitalizes qualifying proprietary software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed, and (ii) it is probable that the software will be completed and placed in service for its intended use. Capitalization ceases when the software is substantially complete and ready for its intended use including the completion of all significant testing. Costs related to preliminary project activities and post implementation operating activities are expensed as incurred. The Company capitalizes certain costs related to specific upgrades and enhancements when it is probable that expenditures will result in additional functionality of the software.

The useful lives of property, equipment and improvements are as follows:

- Property and equipment (includes capitalized internal use software development costs) — 3 years
- Leasehold improvements — 5 years or the remaining lease term, whichever is shorter

The Company assesses the recoverability of property, equipment and improvements whenever events or changes in circumstances indicate that their carrying value may not be recoverable. No property, equipment and improvements were impaired in the periods presented.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the acquisition method. Intangible assets include acquired developed technology, licensed technology, customer relationships, noncompete covenants, and trademarks and tradenames. Intangible assets are amortized on a straight-line basis over the applicable amortization period as set forth below.

The amortization periods for intangible assets are as follows:

- Developed technology — 3 to 5 years
- Customer relationships — 5 to 7 years

- Noncompete agreements — 3 to 4 years
- Trademarks and trade names — 2 to 10 years
- Licensed technology — shorter of the term of the agreement, or the estimated useful life — 3 to 5 years

Intangible asset amortization expense is recorded in depreciation and amortization on the consolidated statements of operations and comprehensive loss.

Impairment of Goodwill and Long-Lived Assets

Goodwill is not amortized but instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. The Company's annual impairment test is performed as of May 31 each year. In assessing goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that the fair value of a reporting unit is less than its carrying amount. The Company's qualitative assessment of the recoverability of goodwill considers various macro-economic, industry-specific and company-specific factors. These factors include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of the Company's financial performance; or (iv) a sustained decrease in the Company's market capitalization below its net book value. If, after assessing the totality of events or circumstances, the Company determines it is unlikely that the fair value of such reporting unit is less than its carrying amount, then a quantitative analysis is unnecessary. However, if the Company concludes otherwise, or if it elects to bypass the qualitative analysis, then it is required to perform a quantitative analysis that compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, a goodwill impairment loss is recognized for the lesser of: (a) the amount that the carrying amount of a reporting unit exceeds its fair value; or (b) the amount of the goodwill allocated to that reporting unit.

The Company reviews long-lived assets to be held and used, other than goodwill, for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared with the asset's carrying amount. If the estimated future cash flows from the use of the asset are less than the carrying value, an impairment charge would be recorded to write down the asset to its estimated fair value.

On May 31, 2025, the Company performed its annual goodwill impairment assessment. The Company determined that an indicator of impairment was present driven by a sustained decrease in the Company's stock price, and as a result, the Company performed a quantitative goodwill impairment assessment as of May 31, 2025 using the enterprise approach, which estimates fair value based on the overall value of the business, including debt, and determined that goodwill was not impaired, as the estimated fair value of the Company's single reporting unit exceeded its carrying value.

As of June 30, 2025 the Company performed an updated analysis using a market approach, which estimates fair value based on the Company's market capitalization and an estimate of a reasonable range of values of a control premium. The Company determined that goodwill was not impaired, as the estimated fair value of the Company's reporting unit exceeded its carrying value. Additionally, as of May 31, 2025 and June 30, 2025, the Company performed a quantitative analysis of the recoverability of each of the Company's asset groups. The result of the analyses was that the assets were not impaired, as the expected undiscounted cash flows exceeded the carrying value for each asset group.

No impairment of goodwill or long-lived assets was recorded for the years ended December 31, 2025 and 2024.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:

- Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

- Level 2 — inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
- Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company classifies its cash equivalents within Level 1 of the fair value hierarchy on the basis of valuations based on quoted prices for the specific securities in an active market.

The Company's stock warrants are categorized as Level 3 within the fair value hierarchy. Stock warrants are recorded within equity in the Company's consolidated balance sheets as of December 31, 2025 and 2024. The Term Loan Warrants (as defined below) have been recorded at their fair values using a probability weighted expected return model or Black-Scholes-Merton option pricing model. These models incorporate contractual terms and assumptions regarding expected term, risk-free rates and volatility. The value of the Company's stock warrants would increase if a higher risk-free interest rate was used and would decrease if a lower risk-free interest rate was used. Similarly, a higher volatility assumption would increase the value of the stock warrants, and a lower volatility assumption would decrease the value of the stock warrants. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company's management with the assistance of a third-party valuation specialist.

The Company's contingent compensation is categorized as Level 1 within the fair value hierarchy. Contingent compensation is recorded within accrued purchased compensation, current portion and accrued purchase compensation, non-current in the Company's consolidated balance sheets as of December 31, 2025 and 2024.

The Company's strategic minority investments are categorized as Level 3 within the fair value hierarchy. These investments are recorded at cost within other assets in the Company's consolidated balance sheets as of December 31, 2025 and 2024. The Company will monitor these investments to determine whether an other-than-temporary decline in value indicates that impairment charges may be required. The Company will also re-measure its investments if there is an observable transaction in a similar class of security to our investments.

The Company made an accounting policy election to record the earnout receivable related to the Veritone One divestiture at fair value at inception, and it is categorized as Level 3 within the fair value hierarchy. The earnout receivable of $0 and $7,667 is recorded within other assets in the Company's consolidated balance sheets as of December 31, 2025 and 2024, respectively. The earnout receivable for the Veritone One divestiture has been recorded at its fair value using a Monte Carlo simulation pricing model due to the variability of estimating future revenues associated with the Company's earnout. These models incorporate contractual terms and assumptions regarding financial forecasts for Veritone One, discount rates, and volatility of forecasted revenue. The value of the Veritone One earnout receivable would decrease if a lower discount rate was used and would increase if a higher discount rate was used. Similarly, a higher revenue volatility assumption would increase the value of the Veritone One earnout receivable, and a lower revenue volatility assumption would decrease the value of the Veritone One earnout receivable. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company's management with the assistance of a third-party valuation specialist.

The Company's other financial instruments consist primarily of cash, accounts receivable and accounts payable. The Company has determined that the carrying values of these financial instruments approximate fair value for the periods presented due to their short-term nature and the relatively stable current interest rate environment.

Restricted Cash

Restricted cash consists primarily of collateral required as security for the Company's corporate credit cards.

Leases

Under ASC 842, the Company determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. Lessees are required to classify leases as either finance or operating leases and to record a right-of-use ("ROU") asset and a lease liability for all leases with a term greater than 12 months regardless of the lease classification. The lease classification will determine whether the lease expense is recognized based on an effective interest rate method or on a straight-line basis over the term of the lease. The Company determines the initial classification and measurement of its ROU assets and lease liabilities at the lease commencement date and thereafter if modified. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. ROU assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and exclude lease incentives and initial direct costs incurred, as applicable.

As the implicit rate in the Company's leases is generally unknown, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The Company gives consideration to its existing credit arrangements, term of the lease, total lease payments and adjusts for the impacts of collateral, as necessary, when calculating its incremental borrowing rates. The lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise any such options. Lease costs for the Company's operating leases are recognized on a straight-line basis within operating expenses over the lease term.

The Company has elected to not separate lease and non-lease components for real estate leases and, as a result, accounts for lease and non-lease components as one component. The Company has also elected to not apply the recognition requirement to any leases within its existing classes of assets with a term of 12 months or less. For these leases, lease payments are recognized on a straight-line basis over the lease term and variable payments in the period in which the obligation is incurred.

Revenue Recognition

The Company recognizes revenue under its contracts with customers in accordance with FASB ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). The Company derives its revenues primarily from two sources: (1) Software Products & Services consists of revenues generated from Commercial Enterprise and Public Sector customers using the Company's aiWARE platform and hiring solutions, any related support and maintenance services, and any related professional services associated with the deployment and/or implementation of such solutions, and (2) Managed Services, which are principally composed of content licensing revenues made up primarily of fees from customers for licenses to third-party content owners' digital content, representation fees and to a lesser extent, advertising revenues. The Company disaggregates revenue between Software Products & Services and Managed Services based on the types of services, sales channel and customers. Software Products and Services includes both Commercial Enterprise and Public Sector customers as the economic factors including types of services, sales channels and timing of cash flows are not materially different.

The Company recognizes revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company follows a five-step process to determine revenue recognition, as follows:

- Identifies the contract(s) with a customer;
- Identifies the performance obligations in the contract;
- Determines the transaction price;
- Allocates the transaction price to the performance obligations in the contract; and
- Recognizes revenue when (or as) performance obligations are satisfied.

The Company enters into contracts with customers that may include promises to transfer multiple services. The Company evaluates these services to determine whether they represent distinct, separately identifiable performance obligations that should be accounted for separately or as a single performance obligation. For contracts containing multiple performance obligations, to meet the allocation objective of ASC 606, the Company allocates the transaction price to each performance obligation on a relative standalone selling price ("SSP") basis. The SSP is the price at which the Company would sell a promised service separately to a customer. For certain arrangements, the determinations regarding whether a contract contains multiple performance obligations and, if so, the SSP of each performance obligation, may require estimation by management if the SSP is not directly observable.

Software Products & Services Revenues

On-premise software

The Company enters into software license agreements with customers that provide for the on-premises deployment of its aiWARE platform or components thereof. These software licenses grant customers a right to use the software as it exists at the point in time the license is granted. The software has significant standalone functionality and does not require ongoing updates or support from the Company to remain functional. Accordingly, the Company recognizes revenue for these distinct software licenses at a point in time, which occurs when the software is made available for download and the customer obtains control.

In certain transactions that included on-premises licenses, the Company also provides post-contract customer support ("PCS"), professional services, and other support services in conjunction with the software license. These additional services represent distinct performance obligations and are recognized as control transfers to the customer. The Company allocates the transaction price to each performance obligation based on their relative standalone selling prices.

In certain instances, the Company sells on-premises software licenses in barter transactions where the Company receives consideration in the form of trade credits (non-cash consideration) that may be used in exchange for services or other assets used in the ordinary course of business. The transaction price for these contracts is measured at the estimated fair value of the non-cash consideration received unless this is not reasonably estimable, in which case the consideration is measured based on the standalone selling price of the software promised to the customer. Barter revenues are included on the Company's consolidated statements of operations and comprehensive loss within Revenue.

aiWARE Revenues

The Company has agreements with its customers under which it provides customers with access to and use of the Company's aiWARE and digital content management platforms. Under most agreements, the Company provides access to the platform, specified applications and associated data ingestion, hosting and/or processing services, and standard user support. Fees for these services typically take the form of a fixed monthly subscription fee, with certain contracts specifying usage-based fees for data processing services in excess of the data processing services included as part of such subscription services. Fees for excess usage-based data processing services are accounted for as variable consideration. In certain cases, the fixed monthly subscription fee may adjust during each monthly period of the contract based on changes in the monthly volume of services, at the rates established in the contract. These contracts typically have terms ranging from one to three years, with renewal options, and do not contain refund-type provisions. All significant services provided as part of these subscription arrangements are highly interdependent and constitute a single performance obligation comprised of a series of distinct services transferred to the customer in a similar manner throughout the contract term (collectively, the "subscription services"). The fixed subscription fees are recognized as revenue over the contract term using the output method of passage of time, as this best depicts the pattern of control transfer. If a portion of the term of a contract is cancellable, the Company determines the transaction price for, and recognizes revenue ratably over, the non-cancellable portion of the term of the contract. The Company receives fees from advertisers or resellers as consideration for combined software and services performed by the Company. The amount expected to be received from the advertiser or through the reseller represents the Company's fees which are recognized when the Company's services are transferred to the customer. The Company concluded that it is the principal in delivering these products to customers and as a result reports revenue on a gross basis. In certain SaaS arrangements with broadcasters, the fees for subscription services are paid by broadcasters with advertising inventory that is provided to and monetized by the Company. The Company recognizes revenue for these arrangements based on the estimated fair value of the advertising inventory.

The Company also makes data processing, storage and transfer services available to customers through its aiWARE and digital content management platforms under usage-based arrangements with no minimum fees, either separately or in addition to subscription services as described above. Fees are charged for actual usage of such services at the rates specified in the contract for each particular service. Each of these distinct services represents an individual performance obligation. When sold in connection with subscription services, the Company considers the allocation guidance of ASC 606.

Variable consideration for usage-based data processing, storage and transfer related services is recognized in the month in which it is earned, as the payment terms relate to a specific outcome (amount of data or content processed, stored or transferred) of delivering the distinct time or content increment (the month) of services, and represents the fees to which the Company expects to be entitled for providing the services, and allocating the variable fees in this way is consistent with the allocation objective of ASC 606.

Under Veritone Data Refinery ("VDR") agreements, the Company has a single performance obligation, which is to deliver training data content to the customer. The Company recognizes VDR revenue when the content is delivered to the customer. The Company is considered the principal under VDR agreements due to obtaining control prior to transfer of the assets, and the Company records the revenue from the customer gross of royalties due to the content owner. The Company typically invoices VDR customers at the time the content is delivered.

The Company also enters into software license agreements with customers under which the Company provides software representing an on-premises deployment of its aiWARE platform or components thereof. Under these license agreements, the customer is responsible for the installation and configuration of the software in the customer-controlled environment. The Company recognizes the license fees as revenue under these agreements at the time that the software is made available by the Company for download by the customer. In certain instances, the Company will provide software under such arrangements as a barter transaction in exchange for services or other assets in the ordinary course of business.

The transaction price for these contracts is measured at the estimated fair value of the non-cash consideration received unless this is not reasonably estimable, in which case the consideration is measured based on the standalone selling price of the software delivered to the customer. Revenue is recognized on barter transactions when the software is made available by the Company for download by the customer. Barter revenues are included in the Company's consolidated statements of operations and comprehensive loss within Revenue.

The Company typically invoices its aiWARE SaaS customers for subscription services monthly, for on-premises software at the time the software is made available for download by the customer and for professional services either monthly or in accordance with an agreed upon invoicing schedule. Invoices are typically due and payable within 30 days following the date of invoice. Amounts that have been invoiced are recorded in revenue or in deferred revenue, depending on whether transfer of control to customers of the promised services has occurred.

Talent Acquisition Solutions Revenues

Revenue is generated through various types of talent acquisition software solutions that principally consist of subscription-based talent acquisition products, subscription revenue for recruitment software-as-a-service ("SaaS") solutions and access to the Company's online talent networks, programmatic talent acquisition products, and other recruitment services. The Company previously referred to these solutions as "hiring solutions" and now refer to these solutions and services as "Talent Acquisition." Subscription contracts do not provide customers with the right to take possession of the software supporting the applications and, as a result, are accounted for as service contracts.

Subscription Fee Revenue

Subscription fee revenue from SaaS applications and access to the Company's online talent networks are generally recognized ratably over the contractual term of the arrangement beginning on the date that service is made available to the customer.

Revenue for Broadbean is generated through various types of talent acquisition software solutions that principally consist of subscription-based talent acquisition products, subscription revenue for recruitment SaaS solutions and access to the Broadbean's online talent networks, transactional talent acquisition products, and other recruitment services. Subscription contracts do not provide customers with the right to take possession of the software supporting the applications and, as a result, are accounted for as service contracts. Subscription fee revenue from SaaS applications and access to Broadbean's online talent networks, which makes up the majority of Broadbean's revenues, are generally recognized ratably over the contractual term of the arrangement beginning on the date that service is made available to the customer. Broadbean does not offer financing alternatives to customers and there are no rights of return, warranties, or other variable consideration in contracts with customers. Payment terms are generally net 30 days. In most cases, Broadbean acts as a principal with respect to the goods and services it sells providing for gross revenue.

Media Revenue

Media buy is a service offered by Broadbean to purchase media for job postings, job advertising space, etc. from various third-party jobsites (e.g., LinkedIn) on behalf of customers. Broadbean then uses the media that has been purchased for the customer's job listings and advertisements. Broadbean does not typically control the media prior to its transfer to the customer and as a result records revenue on a net basis as the Company is acting as an agent in the transaction.

Broadbean reports revenue net of sales and other taxes collected from customers to be remitted to government authorities.

Implementation and Customization Revenue

Broadbean implementation and customization revenue include, amongst other items, account setup, customization of job boards that customer uses, training, additional languages, testing, user acceptance testing, project management, and customized reports.

The criteria for implementation and customization revenue to be considered as separate performance obligations requires them to be distinct in the context of the contract and not integral to the customer receiving value from the product (ASC 606-10-25-19). The determination was made that since a customer can use the product without additional integration or personalized setup services, and the product and the integration are not highly interrelated or interdependent and the Company is not providing a significant integration service in the contract to produce a combined output, the implementation and customization performance obligations are distinct. Performance obligations are typically fulfilled within one month of signing, and the Company recognizes these revenues at the point in time the performance obligation is satisfied.

Contracts With Multiple Performance Obligations

For contracts with customers that contain multiple performance obligations, the individual performance obligations are accounted for separately when they are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. If these criteria are not met, the promised services are accounted for as a combined performance obligation. The transaction price is allocated to the separate performance obligations on a relative stand-alone selling price basis. The Company utilizes directly observable stand-alone selling prices where available. In the event directly observable stand-alone selling prices are not available, the Company will estimate stand-alone selling prices. The Company determines estimated stand-alone selling prices based on their overall pricing objectives, taking into consideration market conditions and entity-specific factors, including the size of arrangements, length of term, customer demographics, and the types of users within arrangements.

Programmatic Hiring Solutions

The Company generates revenue primarily from platform services where it provides its customers access to intelligent hiring services, including ad placements on job boards. Revenue is derived from AI-enabled services, which uses software and algorithms to match buyers and sellers of digital job advertising in a technology-driven marketplace. The Company provides the use of its hiring solutions to clients to execute digital hiring campaigns at scale, which are typically ordered through monthly purchasing commitments. The Company charges customers a fee based on various performance indicators as outlined in our customer contracts including job advertisements placed, potential job applicants or other outputs of services placed through its platform, which is accounted for as variable consideration. All services provided as part of these arrangements are highly interdependent and constitute a single performance obligation comprised of a series of distinct services transferred to the customer in a similar manner throughout the contract term. Revenue is recognized over time using the input method of cost incurred as platform services are provided during each campaign as this best depicts the transfer of control. The Company determined that it is not a principal in the purchase and sale of job placements in its arrangements, and as a result, reports its revenue on a net basis for solution fees charged to clients. Costs to source applicants are recorded monthly over the period the services are delivered as an offset to revenue.

Managed Services Revenues

Influencer Representation

The Company earns commissions on its clients' successful engagements. As part of the client representation business, the Company represents, supports and advocates for its clients in the sourcing, negotiating, and execution of income generating engagements. The Company's clients consist primarily of influencers in the social media market. In addition, the Company earns revenue through live event campaigns and content creation services, where an event sponsor will engage the Company to promote their respective brand through influencers and social media around a live event such as a popular concert or music festival.

The Company's promise, as well as its performance obligation, under the Company's representation arrangements is to achieve a successful engagement for its clients, which is fulfilled when its clients perform in accordance with the terms of their respective engagements. Accordingly, the Company recognizes commission revenue when a client achieves a successful engagement, as this is when a client also obtains control of the representation service. The Company will recognize live event campaign and content creation revenue when its performance obligations are complete, which include completion of the underlying live event campaign, and campaign delivery and acceptance by the campaign sponsor.

The Company's clients may receive a fixed fee for their services or receive a combination of a fixed fee and the potential to earn variable consideration. Such variable consideration is generally based on performance of social media posts or direct marketing campaigns promoted in the posts. Commission revenue from variable consideration is estimated using the most likely amount method due to the resolution of the variable consideration within a short period of time. The Company is determined to be an agent with respect to the representation services, and therefore revenues will be recognized net of the amounts paid to the influencer.

Advertising Revenues

For certain advertising products, the Company provides advertisers with the opportunity to reach unique ad units and markets. Leveraging our aiWARE platform to programmatically manage clearance, verification and analysis of advertising performance, we create marketable advertising products through the curation of our broadcaster and influencer networks. We receive fees from advertisers or resellers as consideration for combined software and services performed by us. The amount expected to be received from the advertiser or through the reseller represents our fees which are recognized when our services are transferred to the customer. The Company concluded that it is the principal in delivering these products to customers and as a result reports revenue on a gross basis.

Licensing Revenues

The Company has agreements with third-party owners of digital content pursuant to which the Company licenses those assets to customers and remits royalties to the content owners. In licensing such third-party digital content, the Company hosts public and private content libraries on the Company's platform to enable customers to view and search for digital content to be licensed, establishes and negotiates with customers the scope and term of, and the prices for, licenses to those digital content, and makes the licensed digital content available to the end-customers. The Company is considered the principal under most agreements that have this range of services due to obtaining control prior to transfer of the assets, and the Company records the revenue from the customer gross of royalties due to the content owner. In limited cases, the Company does not obtain control prior to transfer of the assets, and accordingly, the Company records revenues net of royalties due to the content owner.

The Company licenses digital content under (i) individual license agreements, pursuant to which the customer licenses a particular digital content (or set of digital content) for a specified license fee, and (ii) bulk license agreements, pursuant to which the customer pays a fixed fee to have access to view and search third-party owners' content and to license a specified number of minutes of that content in each year over the term of the contracts, which typically range from one to three years, with certain contracts specifying usage-based license fees for additional digital content that may be licensed by the customer. Additionally, the Company provides additional services as rights and clearances, and footage assurance to obtain the necessary permissions for a property or talent likeness to be used in advertising.

Under individual license agreements, the Company has a single performance obligation, which is to make the licensed digital content available to the customer, generally by download. The Company recognizes the license fees charged for the digital content as revenue when the licensed digital content are made available to the customer.

Under bulk license agreements, the Company's obligations include hosting the content libraries for access and searching by the customer, updating the libraries with new content provided by the content owner, and making assets selected by the customer available for download, throughout the term of the contract. All of these services are highly interdependent and constitute a single performance obligation comprised of a series of distinct services transferred to the customer in a similar manner throughout the contract term. The predominant item in the single performance obligation is a license providing a right to access the content and/or content library throughout the license period. For these arrangements, the Company recognizes the total fixed fees under the contract as revenue ratably over the term of the contract as the performance obligation is satisfied, as this best depicts the pattern of control transfer. If the customer selects digital content in excess of the amount included in the fixed fees under the contract, the Company constrains the variable consideration until the usage occurs and recognizes such usage-based license fees as the digital content are made available to the customer, consistent with the usage-based royalty accounting of ASC 606.

Under rights and clearances services, the Company has a single performance obligation, which is to perform a series of interrelated promises to obtain the rights and clearance for the customer to use the likeness of a specified talent or specific intellectual property of a specific company. The Company recognizes rights and clearance revenue at the point in time the content is delivered to the customer.

Gross Versus Net Revenue Recognition

The Company reports revenue on a gross or net basis based on management's assessment of whether the Company acts as a principal or agent in the transaction. To the extent the Company acts as the principal, revenue is reported on a gross basis, net of any sales tax from customers, when applicable. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service prior to transfer to the customer. The Company has determined that it acts as the principal in providing all of its services with the exception of certain content licensing services, representation services, and programmatic advertising services, where the Company recognizes its fees on a net basis.

Remaining Performance Obligations

As of December 31, 2025, the aggregate amount of the transaction prices under the Company's contracts allocated to the Company's remaining performance obligations was $27,315, approximately 59% of which the Company expects to recognize as revenue over the next twelve months, and the remainder thereafter to be recognized primarily over the next 3 years. This aggregate amount excludes amounts allocated to remaining performance obligations under contracts that have an original duration of one year or less and variable consideration that is allocated to remaining performance obligations. Excluded based on this policy are balances related to Talent Acquisition solutions representing gross purchase orders to be satisfied in less than one year. Revenues will be recognized net of costs to fulfill these orders.

Cost of Revenue (Exclusive of Depreciation and Amortization)

Cost of revenue related to the Company's Software Products & Services consists primarily of fees charged by vendors for cloud infrastructure, computing and storage services and cognitive processing services related to the operation of the Company's platforms. The Company's arrangements with cloud infrastructure providers typically require fees that are based on computing time, data storage and transfer volumes, and reserved computing capacity. The Company also pays fees to third-party providers of AI models, which are generally based upon the hours of media processed through their models.

Cost of revenue related to the Company's Managed Services include royalties paid to content owners on revenue generated from the Company's licensing of their content, and fees charged by vendors that provide products and services in support of the Company's live event services, content creation services, and obtaining of talent and property clearances.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and are primarily included in sales and marketing expenses in the Company's consolidated statements of operations and comprehensive loss. Advertising and marketing costs include personnel-related costs for sales and marketing resources, online and print advertising, public relations, tradeshows, and sponsorships. For the years ended December 31, 2025 and 2024, the Company recorded expense of $4,150 and $3,789, respectively, for advertising and marketing costs.

Research and Development Costs and Software Development Costs

Research and development costs are expensed as incurred. Computer software development costs and website development costs are expensed as incurred, except for internal use software that qualify for capitalization as described below.

The costs of internal use software that is developed to meet the Company's needs and will not be marketed externally are subject to capitalization under ASC 350-40. The Company expenses costs incurred in the preliminary project and post-implementation stages of software development and capitalizes costs incurred in the application development stage and costs associated with significant enhancements to existing internal use software applications. These capitalized costs are included in property, equipment and improvements, net on the consolidated balance sheets and are amortized using the straight-line method over an estimated useful life of three years commencing when the software project is ready for its intended use. The Company had additions of $4,726 of software development costs in 2025 and $6,765 of software development costs in 2024.

Stock-Based Compensation

Stock-based compensation expense is estimated at the grant date based on the fair value of the award.

The fair values of restricted stock and restricted stock unit awards granted by the Company are based on the closing market price of the Company's common stock on the date of grant.

The Company estimates the fair values of stock options having time-based vesting conditions, as well as purchase rights under the Company's Employee Stock Purchase Plan ("ESPP"), using the Black-Scholes-Merton option pricing model. The Company's performance-based stock options vest if a specified target price for the Company's common stock is achieved. The Company estimates the fair values of performance-based stock options utilizing a Monte Carlo simulation model, to estimate the date that the specified stock price targets will be achieved (the attainment date), and the Black-Scholes-Merton option pricing model. A fair value is determined for each tranche of such performance-based stock options that is tied to a particular stock price target.

Determining the appropriate fair values of stock options and ESPP purchase rights at the grant date requires significant judgment, including estimating the volatility of the Company's common stock, the expected term of awards, and the derived service periods for each tranche of performance stock options. In determining fair values, the Company estimated volatility based on the historical volatility of its own common stock.

The expected term for stock options other than performance-based stock options represents the period of time that stock options are expected to be outstanding and is determined using the simplified method. Under the simplified method, the expected term is calculated as the midpoint between the weighted average vesting date and the contractual term of the options. The expected term for performance-based stock options considers the remaining term of the option after the attainment date and the ratio of the stock price at the attainment date to the option exercise price.

The risk-free rate is based on the implied yield of U.S. Treasury notes as of the grant date with a remaining term approximately equal to the expected term of the award.

The assumptions used in the Company's Black-Scholes-Merton option-pricing and Monte Carlo simulation models represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The fair value of stock-based awards (other than performance-based stock options) is amortized using the straight-line attribution method over the requisite service period of the award, which is generally the vesting period. For performance-based stock options, expense is recognized over a graded-vesting attribution basis over the period from the grant date to the estimated attainment date, which is the derived service period of each tranche of the award.

In recording stock-based compensation expense, the Company accounts for actual forfeitures as they occur and does not estimate forfeitures.

If performance options are modified, the fair values and the new derived service periods of the modified awards as of the date of modification and the fair values of the original awards immediately before the modification are determined. The amount of incremental compensation expense resulting from the modification of each award is equal to the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification. The incremental compensation expense is recognized over the new derived service period of the modified award.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are established for temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

The Company assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, if recovery is not more likely than not, the Company establishes a valuation allowance to reduce the deferred tax assets to the amounts expected to be realized. Realization of the deferred tax assets is dependent on the Company generating sufficient taxable income in future years to obtain a benefit from the reversal of temporary differences and from net operating losses.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to determine whether the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. If the first test is met, then the second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

In December 2023, the FASB issued guidance to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this guidance require additional disclosures about income taxes, primarily focused on the disclosure of income taxes paid and the rate reconciliation table. The Company prospectively adopted this guidance for the year ended December 31, 2025. See Note 13, *Income Taxes* for additional disclosures, including a reconciliation of the statutory U.S. federal income tax rate to our effective income tax rate and federal and foreign cash taxes paid.

Foreign Currency

The functional currency of the Company's foreign subsidiary in Israel is the U.S. dollar. Accordingly, monetary assets and liabilities of the Company's foreign subsidiaries are remeasured into U.S. dollars at the exchange rates in effect at the reporting date, non-monetary assets and liabilities are re-measured at historical rates, and revenue and expenses are re-measured at average exchange rates in effect during each reporting period. Foreign currency transaction gains and losses are recognized in other income (expense), net within the consolidated statements of operations. The functional currency of the Company's remaining international subsidiaries is the local currency of the country in which they operate. The Company translates the assets and liabilities of its non-U.S. dollar functional currency subsidiaries into U.S. dollars using exchange rates in effect at the end of each reporting period. Revenue and expenses for these subsidiaries are translated using rates that approximate those in effect during the period. Gains and losses from these translations are recognized as a cumulative translation adjustment and included in accumulated other comprehensive income (loss).

Comprehensive Loss

Comprehensive loss consists of net loss and other gains and losses affecting equity that are excluded from net loss. These consist of foreign currency translation adjustments.

Segment Information

The Company operates as one reportable segment. The Company reports segment information based on the internal reporting used by the chief operating decision maker (“CODM”) for making decisions and assessing performance as the source of the Company’s reportable segment. The Company’s CODM is its Chief Executive Officer. The CODM assesses performance and decides how to allocate resources using consolidated net loss as reported within the Company’s consolidated statements of operations. The CODM also uses loss from operations to assess the performance of the segment to allocate resources, including but not limited to, employees, property, financial and capital, primarily the annual budget and periodic forecasting process. The CODM considers variances to budget or forecast on a monthly, quarterly and annual basis in making these decisions about allocating capital and personnel to the segment. The Company, through its single reportable segment, is managed on a consolidated basis.

Significant segment expenses, which represent the difference between revenue and loss from continuing operations before provision for income taxes, consist of the following:

	Year Ended	
	December 31, 2025	December 31, 2024
Revenue	$ 92,192	$ 92,637
Less:		
Cost of revenue (exclusive of depreciation and amortization shown separately below)	29,608	27,254
Personnel costs	70,116	76,567
Consultants	3,614	5,064
Marketing	4,150	3,789
Accounting fees	5,666	4,205
Legal fees	2,953	2,506
Outside services	1,678	1,834
Software expenses	7,732	7,975
Stock-based compensation expense	6,686	7,705
Severance	1,320	2,888
Depreciation and amortization	27,174	28,510
Other segment items	12,749	12,546
Operating loss	(81,254)	(88,206)
Interest expense, net	10,224	12,071
Gain on troubled debt restructuring	(1,448)	—
Loss on debt extinguishment	14,443	—
Other expense (income), net	7,487	(84)
Benefit from income taxes	(228)	(3,861)
Net income from discontinued operations, net of income taxes (inclusive of gain on sale of $66,553 for the year ended December 31, 2024)	—	58,948
Net loss	$ (111,732)	$ (37,384)

Other segment items include occupancy, insurance, and other costs.

Significant Customers

No customers accounted for 10% or more of the Company's revenue for the years ended December 31, 2025 and 2024, respectively. One individual customer accounted for 12% of the Company's accounts receivable as of December 31, 2025. No individual customer accounted for more than 10% of the Company's accounts receivable as of December 31, 2024.

Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with what management believes are quality financial institutions in the United States and management reviews its capital investment policies on an annual basis. At times, the value of the United States deposits exceeds federally insured limits. The Company has not experienced any losses in such accounts.

Business Combinations

The results of a business acquired in a business combination are included in the Company's consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business generally being recorded at their estimated fair values as of the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The Company performs valuations of assets acquired and liabilities assumed and allocates the purchase price to its respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed may require management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenues, costs and cash flows, discount rates, and selection of comparable companies. The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination.

Troubled Debt Restructuring

The Company evaluates all modifications to its debt agreements in accordance with ASC 470-60, Debt – Troubled Debt Restructurings by Debtors. A debt restructuring is considered a troubled debt restructuring (“TDR”) if the creditor, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider.

Concessions may include, but are not limited to:

- A reduction in the stated interest rate,
- An extension of the maturity date,
- A reduction in the principal amount, or
- a combination of the above.

When a debt restructuring qualifies as a TDR, the Company evaluates whether the restructuring represents a modification or an extinguishment of debt. If the future undiscounted cash flows of the restructured debt are less than the carrying amount of the original debt, a gain is recognized in the period of the restructuring. If the total future cash payments under the new terms exceed the carrying amount of the payable at the date of restructuring, no adjustment to the carrying amount of the payable is made. Instead, the company calculates a New Effective Interest Rate (‘EIR’) based on the revised terms of the restructured payable. The debt is then amortized over the remaining life of the payable using the new EIR, with interest expense recognized based on this rate in future periods.

Discontinued Operations

During the third quarter of 2024, the Company determined that Veritone One met the criteria to be classified as held for sale and discontinued operations. As a result, the historical financial results of Veritone One are reflected in these consolidated financial statements as discontinued operations and, as such, have been excluded from continuing operations for all periods presented on a retrospective basis, unless otherwise stated. In addition to the financial results of Veritone One, the Company also included in discontinued operations (i) direct deal costs and (ii) allocated interest expense, including prepayment premium and acceleration of amortization of debt discount and issuance cost as a result of the sale of Veritone One. Refer to Note 4, *Discontinued Operations, Business Combinations, and Divestiture*, for further details.

4. Discontinued Operations, Business Combinations, and Divestiture

Discontinued Operations and Divestiture of Veritone One

On the Divestiture Closing Date, the Company completed the sale of its wholly-owned subsidiary, Veritone One, LLC (formerly Veritone One, Inc., referred herein collectively as “Veritone One”), to Oxford Buyer, LLC (“Purchaser”), an affiliate of Insignia Capital Group L.P., pursuant to an Equity Purchase Agreement, by and among the Company, Veritone One and the Purchaser (the “Purchase Agreement”). Veritone One operated the Company’s full-service advertising agency business and its disposal represents a strategic shift that will have a major impact on the Company’s operations and financial results, as it enables the Company to focus on its core software and applications and reduce its dependency on advertising related services. As a result, Veritone One met both the held for sale and discontinued operations presentation criteria and comprised operations and cash flows that could be distinguished, operationally and for financial reporting purposes, from the rest of the Company. Since the Company operates as one reporting unit, the Company allocated goodwill to discontinued operations on a relative fair value basis in comparison to the value of the overall company.

In connection with the Divestiture, the Company and the Purchaser entered into a transition services agreement. The transition services agreement outlines the information technology, people, and facility support the Company expected to provide to the Purchaser for a period of six months after the Divestiture Closing Date with options to be extended. The total service fee amount for each service would not exceed the actual costs to provide such service. The transition services agreement terminated as of April 15, 2025.

The Divestiture was structured as a simultaneous “sign and close” transaction and closed on the Divestiture Closing Date. On the Divestiture Closing Date, the Company received cash proceeds of $59,053, which reflected the aggregate purchase price of $104,000 (the “Veritone One Sale Price”), less $18,000 subject to an earnout described below, $20,297 of purchase price adjustments, and $6,650 placed in escrow accounts described below. The Company may receive the earnout of either $18,000, $13,000, $8,000, $3,000, or $0 in cash proceeds based on the achievement of certain net revenue targets by Veritone One between January 1, 2025 and December 31, 2025 (as further described in the Purchase Agreement, the "Earnout"). As of December 31, 2025 Veritone One did not meet the net revenue targets to achieve the earnout.

Of the amounts placed in escrow, $1,500 was placed in an escrow account for potential purchase price adjustments and an aggregate of $5,150 was placed in escrow accounts for the potential satisfaction of post-closing indemnification claims (the “Indemnity Escrow”), in each case subject to the terms and limitations set forth in the Purchase Agreement. As a result of the Divestiture, the Company recorded a one-time gain of $66,533 during the year ended December 31, 2024, which represented the purchase consideration provided, the net assets and liabilities of the divestiture retired at the purchase date, less the $3,006 in divestiture-related expenses, and is included in net income from discontinued operations in the consolidated statements of operations and comprehensive loss. At the October 17, 2024, Closing Date, the Company's estimate of the fair value of the Earnout was $6,310. At December 31, 2024, the Company’s estimate of the fair value of the Earnout of $7,667 and Indemnity Escrow of $5,150 was reported on the corresponding balance sheet in other prepaid expenses and other assets, current and other assets, long term, respectively.

On May 15, 2025, the Company and the Purchaser determined that the closing purchase price exceeded the final purchase price, and jointly instructed the escrow agent to release from the purchase price adjustment escrow (i) $1,372 to the Purchaser and (ii) the remaining balance of $128 to the Company. On October 22, 2025, $3,650 was released from the Indemnity Escrow and returned to the Company in accordance with the terms of the Purchase Agreement. As of December 31, 2025 there is $1,500 remaining attributed to the Indemnity Escrow which is classified within prepaid expenses and other current assets.

The Purchase Agreement contains customary representations, warranties and covenants of each of the parties to the Agreement. The Purchase Agreement also includes indemnification provisions whereby the Company will indemnify the Purchaser and other related indemnified parties for losses arising out of, among other things, inaccuracies in, or breaches of, the representations, warranties and covenants of the Company or Veritone One. The Purchaser and the other related indemnified parties will be able to make post-closing indemnification claims against the Indemnity Escrow, subject to the terms and limitations set forth in the Purchase Agreement. In addition, under the Purchase Agreement, the Company is subject to non-competition and non-solicitation provisions pursuant to which, among other things, the Company agreed not to engage in certain competitive activities with respect to Veritone One’s business or solicit Veritone One employees or customers for a period of four years following the Divestiture.

Veritone One’s results of operations for the year ended December 31, 2024 are disclosed as discontinued operations and excluded from continuing operations within the Company’s consolidated financial statements and notes thereto.

The operating results of the Company's discontinued operations for the year ended December 31, 2024 were as follows:

	Year Ended December 31, 2024
Revenue	$ 24,408
Operating expenses:	
Cost of revenue (exclusive of depreciation and amortization shown separately below)	742
Sales and marketing	5,037
Research and development	61
General and administrative	8,876
Depreciation and amortization	260
Total operating expenses	14,976
Operating income	9,432
Interest expense, net	16,941
Gain on sale	(66,533)
Income before income taxes	59,024
Income taxes	76
Net income from discontinued operations, net of income taxes	$ 58,948

Depreciation and amortization allocated to discontinued operations during the year ended December 31, 2024 was $260. Interest expense, net allocated to discontinued operations during the year ended December 31, 2024 was $16,941, inclusive of $9,161 related to the write-off of debt discount and issuance costs on the term loan and a $3,051 prepayment penalty on the term loan. Stock based compensation expense from discontinued operations was $422 for the year ended December 31, 2024.

The carrying amounts of the net assets of the Company's discontinued operations as of October 17, 2024 was $974. The gain on the sale of Veritone One was calculated as follows:

Cash consideration at closing	$	59,053
Fair value of earnout receivable		6,310
Estimated proceeds from escrow		5,150
Less: transaction costs which were paid with cash consideration received at closing		(3,006)
Adjusted consideration		67,507
Less: net carrying value of discontinued operations		(974)
Gain on Sale	$	66,533

Sale of Veritone Energy Solutions Group

On June 30, 2023, the Company completed the sale of its Veritone Energy solutions group to GridBeyond Limited, an Ireland-based privately held company (“GridBeyond”) that delivers AI-powered energy solutions, pursuant to an asset purchase agreement. The Company received 4,160,644 shares of Series B Preference Shares in GridBeyond valued at approximately $2,021 as of June 30, 2023, as well as $549 in cash. The sale resulted in a pre-tax gain of $2,572 in the second quarter of 2023. The group did not meet the criteria of discontinued operations because the disposal did not have a major effect on the Company’s operations and financial results. In April 2024, the Company sold its interest in GridBeyond for $1,800 in cash, resulting in a loss on sale of $172 and a foreign exchange loss of $49, recorded in other expense (income), net during the second quarter of 2024.

5. Debt

Convertible Senior Notes

In November 2021, the Company issued $201,250 aggregate principal amount of 1.75% convertible senior notes in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The issuance included the full exercise of an option granted by the Company to the initial purchasers of the Convertible Notes to purchase an additional $26,250 aggregate principal amount of Convertible Notes. The Convertible Notes are senior, unsecured obligations of the Company and rank senior in right of payment to all of the Company's indebtedness that is expressly subordinated in right of payment to the Convertible Notes; equal in right of payment with all existing and future liabilities of the Company that are not so subordinated; effectively junior to any of secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) and any preferred equity of the Company's current or future subsidiaries. The Convertible Notes bear interest at a rate of 1.75% per year payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2022. The Convertible Notes will mature on November 15, 2026, unless earlier converted, redeemed, or repurchased in accordance with the terms of the Convertible Notes.

Holders of the Convertible Notes may convert all or any portion of their Convertible Notes at their option at any time prior to the close of business on the business day immediately preceding May 15, 2026, only under the following conditions: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), if the last reported sale price of the Company's common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business days period after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate for the Convertible Notes on each such trading day; (3) if the Company calls such Convertible Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the applicable redemption date; or (4) upon the occurrence of specified corporate events. On or after May 15, 2026, holders may convert all or any portion of their Convertible Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of its common stock or a combination of cash and shares of its common stock, at the Company's election.

The conversion rate for the Convertible Notes initially is 27.2068 shares of the Company's common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $36.76 per share of common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or following the Company's issuance of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Convertible Notes in connection with such a corporate event or who elects to convert its Convertible Notes called (or deemed called) for redemption during the related redemption period, as the case may be.

The Company may not redeem the Convertible Notes prior to November 20, 2024. The Company may redeem for cash all or any portion of the Convertible Notes (subject to certain limitations), at its option, on or after November 20, 2024 if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Convertible Notes.

If the Company undergoes a fundamental change prior to the maturity date, subject to certain conditions, holders may require the Company to repurchase for cash all or any portion of their Convertible Notes. The fundamental change repurchase price will be equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The total debt issuance costs incurred and recorded by the Company amounted to $6,304, which were recorded as a reduction to the face amount of the Convertible Notes and are being amortized to interest expense using the effective interest method over the contractual term of the Convertible Notes. The effective interest rate on the Convertible Notes is approximately 2.42% per annum.

In December 2022, the Company repurchased $60,000 of its Convertible Notes from a limited number of holders in privately negotiated transactions for an aggregate purchase price of $39,029. For accounting purposes, pursuant to FASB ASC Topic 470, *Debt* ("ASC 470"), these transactions were accounted for as an extinguishment of the Convertible Notes. The Company recognized a gain on extinguishment of $19,097 as a result, which was recorded in (gain) loss on extinguishment of debt within the Company's consolidated statement of income during the fourth quarter of 2022.

In December 2023, the Company repurchased $50,000 of its Convertible Notes from a limited number of holders in privately negotiated transactions for an aggregate purchase price of $37,500. For accounting purposes, pursuant to ASC 470, these transactions were accounted for as an extinguishment of the Convertible Notes. The Company recognized a gain on extinguishment of $30,023 as a result, which was recorded in (gain) loss on extinguishment of debt within the Company's consolidated statement of income during the fourth quarter of 2023.

In November 2025, the Company repurchased $45,670 of its Convertible Notes from a limited number of holders in privately negotiated transactions for an aggregate purchase consideration of $39,049, in cash which included $393 of accrued interest, plus 625,000 shares of common stock with a fair value of $3,162. As the Company was experiencing financial difficulties and the debt holders granted a concession, these transactions were accounted for under the TDR guidance. As the future undiscounted cash flows were less than the carrying amount of the debt, the Company recognized a gain of $1,448. The Company paid third party fees of $2,100 in connection with the transaction, which reduced the gain recorded. The gain on TDR reduced basic and diluted loss per share by $0.02 per share during the year ended December 31, 2025.

As of December 31, 2025, the outstanding principal on the Convertible Notes was $45,580, the unamortized debt issuance costs were $263, and the carrying amount was $45,317 which was recorded to Convertible Notes, current portion within the Company's consolidated balance sheet. As of December 31, 2024, the outstanding principal on the Convertible Notes was $91,250, the unamortized debt issuance costs were $1,115, and the carrying amount was $90,135, which was recorded to Convertible Notes, within the Company's consolidated balance sheet. The fair value of the Convertible Notes was approximately $42,890 and $39,373 as of December 31, 2025 and 2024, respectively, and was determined by utilizing over-the-counter market quotes, which are considered Level 2 inputs as defined in Note 7, *Fair Value Measurements*.

During the years ended December 31, 2025 and 2024, the Company recognized $2,038 and $2,171, respectively, of interest expense relating to the Convertible Notes, which included $549 and $574, respectively, relating to non-cash interest expense relating to amortization of debt issuance costs.

In connection with the 2022 pricing of the Convertible Notes, with the full exercise by the initial purchasers of their option to purchase additional Convertible Notes in November 2021, the Company paid approximately $18,616 to enter into capped call transactions with respect to its common shares (the "Capped Call Transactions") with various financial institutions. Subsequently, in conjunction with the repurchases of portions of the Convertible Notes, during December 2022, December 2023, and November 2025, the Company entered into agreements with the option counterparties to the Capped Call Transactions to terminate a portion of such existing transactions. See Note 11, *Stockholders' Equity*, for additional discussion on the Capped Call Transactions entered into in conjunction with the issuance of these Convertible Notes.

Senior Secured Term Loan

On December 13, 2023, the Company entered into a $77,500 Term Loan with a syndicate of financial institutions as lenders (the "Lenders"). The Term Loan was set to mature upon the earlier of: (1) December 13, 2027; or (2) August 14, 2026 if the outstanding principal on the Convertible Notes exceeded $30,000 as of that date. All indebtedness outstanding under the Term Loan was guaranteed by each of the Company's direct and indirect material subsidiaries and secured by the equity interests and substantially all of the assets of the Company and its direct and indirect material subsidiaries. The initial discount on the Term Loan of $23,807 along with the capitalized issuance costs of $3,120 began to be amortized to interest expense over the term of the loan using the effective interest method.

During its term, the Term Loan bore interest at a rate of Term SOFR plus 8.50% per annum, with a 3.00% floor for Term SOFR. Interest was due at least quarterly on amounts outstanding under the Term Loan. The Term Loan was payable in consecutive quarterly installments, which began in June 2024, with the outstanding balance of the Term Loan payable on the scheduled maturity date. In addition, the Term Loan, as amended, required mandatory prepayments from the net cash proceeds received for, among other things, (i) certain asset sales as described above, and (ii) insurance recoveries on loss of property that were not otherwise reinvested in other assets of the Credit Parties at a 10% prepayment premium. The Company had the option to elect to prepay the Term Loan, in whole or in part, in cash, subject to a make-whole premium during the first year of the Term Loan, a 14.0% prepayment premium during the second year of the Term Loan, and a 7.0% premium during the third year of the Term Loan.

The Term Loan has certain customary default provisions, representations and warranties and affirmative and negative covenants.

In October 2024, and in conjunction with the Divestiture, the Company, as required by the terms of the Credit Agreement, used net proceeds from the sale to pay down $30,512 in principal and $3,051 in prepayment premiums and $252 in accrued interest on the Term Loan, as of December 31, 2024, after giving effect to such repayment, $41,176 aggregate principal amount remained outstanding under the Term Loan. During the year ended December 31, 2024, $17,234 was recognized in interest expense which is presented in net income from discontinued operations. This amount included $1,762 in amortization of initial discounts and issuance costs, write off of $9,161 of the unamortized debt discount and issuance costs at the time of the partial repayment of the Term Loan in October 2024, and the prepayment penalty of $3,051, and is included in net income from discontinued operations.

Interest expense was allocated to discontinued operations using the proportion of the principal repayment required to be made as a result of the Divestiture over the total Term Loan principal outstanding at the Divestiture Closing Date. Interest on debt that was required to be repaid as a result of a disposal was allocated to discontinued operations, as was the case under the Credit Agreement. As a result, the Company allocated interest expense and amortization of discounts and issuance costs relating to repayment of the Term Loan, as required by the Divestiture, to discontinued operations. For the year ended December 31, 2024, the Company allocated $17,234 of interest expense, including amortization of initial discounts and issuance costs, to discontinued operations as a result of the Divestiture.

On March 13, 2025, the Company entered into a Limited Consent (the "Limited Consent") to the Credit Agreement, with the lenders and administrative agent party thereto. Pursuant to the Limited Consent, the lenders consented to the delivery by the Company of the Company's audited consolidated financial statements for the fiscal year ended December 31, 2024 and a report of the Company's independent certified public accountants relating thereto that do not meet certain requirements of the Credit Agreement requiring, among other things, delivery of audited consolidated financial statements and a report thereon of the Company's independent certified public accountants that are unqualified as to going concern. As consideration for the Limited Consent, the Company paid an aggregate of $1,000 in cash to the lenders party to the Limited Consent.

On April 24, 2025, the Company entered into a First Amendment to Credit and Guaranty Agreement (the "First Amendment"). The First Amendment provided that (a) the minimum Consolidated Liquidity (as defined in the Credit Agreement) covenant was reduced from $15,000 to $10,000 for the period of time beginning on April 24, 2025 and extending through June 16, 2025, and (b) the mandatory prepayment covenant under the Credit Agreement with respect to asset sales was amended to (i) require that 100% of the Net Asset Sale Proceeds (as defined in the Credit Agreement) be used to repay the obligations under the Credit Agreement (increased from 60% of the Net Asset Sale Proceeds prior to the First Amendment), and (ii) clarify the requirement that the Company use all future proceeds that it received in connection with the previously closed sale of its formerly wholly-owned subsidiary, Veritone One, including any earn-out payments and releases of previously escrowed amounts, to repay obligations under the Credit Agreement. In connection with obtaining the requisite lenders' consent to the First Amendment, the Company issued to the consenting lenders 228,311 shares of the Company's common stock, representing a number of shares having an aggregate value equal to $500, based on a price per share of $2.19, which was the closing price per share of the Company's common stock on The Nasdaq Global Market on April 23, 2025, the trading day immediately prior to the effective date of the First Amendment. For accounting purposes, pursuant to ASC 470", this transaction was accounted for as a modification of the Credit Agreement. The $500 of costs were recorded on the Company's consolidated balance sheet and were amortized using the effective-interest method.

On June 13, 2025, the Company entered into a Second Amendment to Credit and Guaranty Agreement (the “Second Amendment”). The Second Amendment provided that the minimum Consolidated Liquidity (as defined in the Credit Agreement) covenant was (i) reduced to $5,000 for the period of time beginning on June 13, 2025 and extending through June 30, 2025, (ii) increased to $10,000 for the period of time beginning on July 1, 2025 and extending through August 31, 2025 and (iii) increased to $15,000 beginning on September 1, 2025 and extending through maturity. In connection with obtaining the requisite lenders’ consent to the Second Amendment, the Company issued to the consenting lenders 253,744 shares of the Company’s common stock, representing a number of shares having an aggregate value equal to $373, based on a price per share of $1.47, which was the closing price per share of the Company’s common stock on The Nasdaq Global Market on June 12, 2025, the trading day immediately prior to the effective date of the Second Amendment. For accounting purposes, pursuant to ASC 470, this transaction was accounted for as a modification of the Credit Agreement. The $373 of costs were recorded on the Company’s consolidated balance sheet and were amortized over the life of the Credit Agreement using the effective-interest method until November 2025 when the Term Loan was repaid in full.

On June 30, 2025, the Company entered into a Third Amendment to Credit and Guaranty Agreement (the “Third Amendment”). The Third Amendment provided that Consolidated Liquidity (as defined in the Credit Agreement) (i) could not be less than $5,000 for the period of time beginning on June 13, 2025 and extending through August 31, 2025 and (ii) would be increased to $15,000 beginning on September 1, 2025 and extending through maturity. The Company did not pay a consent fee in connection with the Third Amendment.

On August 29, 2025, the Company entered into a Fourth Amendment to Credit and Guaranty Agreement (the “Fourth Amendment”). The Fourth Amendment provided that Consolidated Liquidity (as defined in the Credit Agreement) (i) could not be less than $5,000 for the period of time beginning on June 13, 2025 and extending through September 12, 2025 and (ii) would be increased to $15,000 beginning on September 13, 2025 and extending through maturity. The Company did not pay a consent fee in connection with the Fourth Amendment. Except as set forth in the Limited Consent, the First Amendment, the Second Amendment, the Third Amendment, and the Fourth Amendment, the terms of the Credit Agreement remained unchanged. As of December 31. 2024 and up to the date of repayment, the Company was in compliance with its debt covenants under the Term Loan, as amended.

On October 23, 2025, the Company, as required by the terms of the Term Loan, used net proceeds from the partial release of the Indemnity Escrow to pay down $3,562 in principal, $29 in accrued interest, and $356 in prepayment premiums on the Term Loan.

On November 12, 2025, the Company repaid in full all amounts outstanding under the Term Loan, or approximately $31,801, as well as $480 of accrued interest and $4,452 of prepayment premiums in accordance with the terms of the Term Loan. For accounting purposes, pursuant to ASC 470, this transaction was accounted for as an extinguishment of the Term Loan. The Company recognized a loss on extinguishment of $14,443 as a result, which is inclusive of third-party fees of $451 and was recorded in loss on debt extinguishment within the Company’s consolidated statement of operations and comprehensive loss during the fourth quarter of 2025.

During the year ended December 31, 2025, the Company repaid a total amount of $41,176 on amounts outstanding under the Term Loan. During the year ended December 31, 2024, the Company repaid a total amount of $36,324 on amounts outstanding under the Term Loan. As of December 31, 2025 and 2024, the amount outstanding under the Term Loan was $0 and $41,176, respectively.

During the year ended December 31, 2025, the Company recognized $7,915 of interest expense relating to the Term Loan, which included $3,908 relating to non-cash interest expense relating to the debt discount. For the year ended December 31, 2024, interest expense related to the Term Loan including amortization of initial discounts and issuance costs, was 10,528. The effective annual interest rate was approximately 34.2%.

In connection with the Term Loan, the Company issued warrants to the Lenders (the “Term Loan Warrants”) to purchase up to 3,008,540 shares of the Company’s common stock at an exercise price of $2.576 per share with a termination date of December 12, 2028. At the date of issuance, the Company classified the Warrants as equity and recognized them in additional paid-in capital within its consolidated balance sheet. As of December 31, 2025, there were 2,508,683 Warrants that remained unexercised and outstanding.

Capped Calls

In connection with the 2022 pricing of the Convertible Notes, with the full exercise by the initial purchasers of their option to purchase additional Convertible Notes in November 2021, the Company used approximately $18,616 of the net proceeds from the issuance of the Convertible Notes to enter into privately negotiated capped call transactions, which are referred to as the capped calls, with various financial institutions.

The capped call transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes, the number of shares of the Company's common stock underlying the Convertible Notes. The capped call transactions are expected generally to reduce the potential dilution to the Company's common stock upon conversion of the Convertible Notes and/or offset some or all of any cash payments the Company is required to make in excess of the principal amount of converted Convertible Notes, as the case may be, in the event that the market price per share of the Company's common stock, as measured under the terms of the capped call transactions, is greater than the strike price of the capped call transactions, which initially corresponds to the conversion price of the Convertible Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Convertible Notes. If, however, the market price per share of the Company's common stock, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would nevertheless be dilution and/or there would not be an offset of such potential cash payments, in each case, to the extent that such market price exceeds the cap price of the capped call transactions. The initial cap price of the capped calls is $48.55 per share of common stock, which represents a premium of 75% over the last reported sale price of the Company's common stock of $27.74 per share on November 16, 2021, and is subject to certain customary adjustments under the terms of the capped calls; provided that the cap price will not be reduced to an amount less than the strike price of $35.76 per share.

The capped call transactions are separate transactions and are not part of the terms of the Convertible Notes. The capped calls met the criteria for classification as equity and, as such, are not remeasured each reporting period and are included as a reduction to additional paid-in-capital within stockholders' equity.

In connection with the 2025 repurchase of the Convertible Notes, the Company entered into transactions to unwind a portion of the capped calls. The Company did not receive any proceeds from the unwinding of the capped calls in 2025.

6. Loss Per Share

The following participating securities have been excluded from the computation of diluted loss per share for the periods presented because including them would have been anti-dilutive:

	Year Ended	
(In thousands)	**December 31, 2025**	**December 31, 2024**
Stock options and restricted stock units issued and outstanding	10,206	10,563
Warrants to purchase common stock	2,655	2,779
Common stock issuable in connection with convertible senior notes	1,240	2,483
Total	14,101	15,825

7. Fair Value Measurements

The Company applies the provisions of FASB ASC Topic 820, *Fair Value Measurement* ("ASC 820"), for its financial and non-financial assets and liabilities. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
- Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 inputs are unobservable inputs for the asset or liability.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of domestic and foreign bank accounts and money market funds. These cash and cash equivalents are valued based on Level 1 inputs which consist of quoted prices in active markets. To reduce its credit risk, the Company monitors the credit standing of the financial institutions that hold the Company's cash and cash equivalents. As of December 31, 2025 and 2024, the Company's cash and cash equivalents approximated their estimated fair value. As such, there are no unrealized gains or losses related to the Company's cash and cash equivalents.

Purchase Consideration

On March 1, 2022, the Company completed its acquisition of 100% of an influencer-based management company (the "March 2022 Acquisition"). As part of the consideration, the seller may receive contingent consideration (the "March 2022 Acquisition Contingent Compensation") of up to $4,500 in cash. In July 2023, the Company entered into an amendment the March 2022 Acquisition securities purchase agreement (the "March 2022 Acquisition Contingent Compensation Amendment") which provides that the March 2022 Acquisition Contingent Compensation was reduced to $3,500 and payment of the March 2022 Acquisition Contingent Compensation is now tied to employment status of the seller through December 31, 2025, irrespective of the actual financial performance of the acquired company. As the amount became fixed under the March 2022 Acquisition Contingent Compensation Amendment, the Company determined that the March 2022 Acquisition Contingent Compensation should no longer be categorized as Level 3 within the fair value hierarchy at the time of the amendment and was moved to Level 1 within the fair value hierarchy.

Veritone One Earnout Receivable

The Company made an accounting policy election to record the earnout receivable related to the Veritone One divestiture at fair value at inception, and it is categorized as Level 3 within the fair value hierarchy. The earnout receivable is recorded within other assets in the Company's consolidated balance sheets as of December 31, 2025 and 2024. The earnout receivable for the Veritone One divestiture has been recorded at its fair value using a Monte Carlo simulation pricing model due to the variability of estimating future revenues associated with the Company's earnout. These models incorporate contractual terms and assumptions regarding financial forecasts for Veritone One, discount rates, and volatility of forecasted revenue. The value of the Veritone One earnout receivable would decrease if a lower discount rate was used and would increase if a higher discount rate was used. Similarly, a higher revenue volatility assumption would increase the value of the Veritone One earnout receivable, and a lower revenue volatility assumption would decrease the value of the Veritone One earnout receivable. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company's management with the assistance of a third-party valuation specialist.

The following table sets forth the significant assumptions utilized to determine the fair value of the earnout receivable related to the sale of Veritone One as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Internal rate of return	— %	23.0 %
Risk-free rate	— %	4.9 %
Revenue volatility	— %	10.0 %

The following table presents a summary of the change in the fair value of the earnout receivable, which was primarily driven by Veritone One not meeting the revenue targets associated with the earnout in order to collect the receivable. The earnout receivable is included in Other assets within the Company's consolidated balance sheets as of December 31, 2024:

	Veritone One Earnout Receivable
Fair value as of December 31, 2024	$ 7,667
Change in fair value included in Other expense (income), net	(7,667)
Fair value as of December 31, 2025	$ —

Stock Warrants

On the Closing Date of the Term Loan, the Company issued Term Loan Warrants to the Lenders to purchase up to 3,008,540 shares of the Company's common stock at an exercise price of $2.576 per share. During the year ended December 31, 2024, 499,857 of these warrants were net settled in exchange for 298,110 shares of the Company's common stock. No warrants were net settled during the year ended December 31, 2025. As of December 31, 2025, the Lenders held warrants to purchase 2,508,683 shares of Common Stock.

In addition, the Company has 145,945 common stock warrants with an exercise price of $13.61 which expire with various dates in 2027 which were issued in 2017.

All of the Company's outstanding stock warrants are categorized as Level 3 within the fair value hierarchy. Stock warrants are equity classified and have been recorded at their fair value using either a probability weighted expected return model, the Monte Carlo simulation model or the Black-Scholes option-pricing model. These models incorporate contractual terms, maturity, risk-free interest rates and volatility. The value of the Company's stock warrants would increase if a higher risk-free interest rate was used and would decrease if a lower risk-free interest rate was used. Similarly, a higher volatility assumption would increase the value of the stock warrants, and a lower volatility assumption would decrease the value of the stock warrants. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company's management with the assistance of a third-party valuation specialist.

Investments

The Company holds a strategic investment in a technology company that was determined to not have a readily determinable fair value. This investment is carried at a cost of $2,750 on the Company's consolidated balance sheets within other assets as of December 31, 2025 and 2024 and is categorized as Level 3 within the fair value hierarchy.

In June 2023, the Company acquired a strategic investment in GridBeyond that did not have a readily determinable fair value. This investment was carried at a cost equal to its initial estimated fair value of $2,021 on the Company's consolidated balance sheets within other assets as of June 30, 2023, with that initial estimated fair value based on third party valuation at the time of the transaction and was categorized as Level 3 within the fair value hierarchy. In April 2024, the Company sold its investment in GridBeyond for $1,800 in cash, resulting in a loss on sale of $172 and a foreign exchange loss of $49, recorded in other expense (income), net during the year ended December 31, 2024.

Because these investments do not have readily determinable fair values, the Company has elected to measure these investments under ASC 321, *Investments—Equity Securities*, at cost minus impairments, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments. No impairment was recorded for the years ended December 31, 2025 and 2024. The Company re-measures its investments if there is an observable transaction in a class of security similar to the Company's investments and there were no such re-measurements for the years ended December 31, 2025 and 2024.

8. Goodwill and Other Intangible Assets

Goodwill recorded in connection with the Company's acquisitions is primarily attributable to the assembled workforce and anticipated operational synergies. Goodwill was $54,256 and $53,110 as of December 31, 2025 and 2024, respectively. There were no impairments of goodwill during the year ended December 31, 2025 and 2024.

The Company has only one reporting unit and evaluates goodwill for impairment at the single reporting unit level. As a result, there is no goodwill assigned specifically to Veritone One and goodwill pertaining to discontinued operations is allocated based on the relative fair value of Veritone One and the remaining business.

The following table displays the changes in the carrying amount of goodwill:

Balance at December 31, 2024	$	53,110
Foreign currency translation		1,146
Balance at December 31, 2025	$	54,256

The gross carrying amounts and accumulated amortization of the Company's finite-lived intangible assets as of December 31, 2025 and 2024 were as follows:

	December 31, 2025					
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
Developed technology	$	44,474	$	(40,345)	$	4,129
Customer relationships		99,225		(65,122)		34,103
Trademarks and trade names		2,300		(1,893)		407
Total finite-lived intangible assets	$	145,999	$	(107,360)	$	38,639

	December 31, 2024					
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
Developed technology	$	44,100	$	(33,561)	$	10,539
Customer relationships		99,000		(50,866)		48,134
Trademarks and trade names		2,300		(1,473)		827
Total finite-lived intangible assets	$	145,400	$	(85,900)	$	59,500

Amortization expense related to developed technology, customer relationships, and trademarks and trade names is recorded in depreciation and amortization within the Company's consolidated statements of operations. Amortization expense of finite-lived intangible assets was $21,670 and $24,011 for the years ended December 31, 2025 and 2024, respectively.

The following table presents future amortization of the Company's finite-lived intangible assets as of December 31, 2025:

	Amount	
2026	$	17,168
2027		13,541
2028		7,870
2029		20
2030		20
2031		20
Total	$	38,639

9. Consolidated Financial Statement Details

Consolidated Balance Sheets Details

Cash and Cash Equivalents

As of December 31, 2025 and 2024, the Company had cash and cash equivalents of $27,426 and $16,911.

Accounts Receivable, Net and Allowance for Credit Losses

Accounts receivable consisted of the following:

	As of	
	December 31, 2025	**December 31, 2024**
Accounts receivable - Managed Services (1)	$ 13,600	$ 5,100
Accounts receivable - Software Products and Services	24,996	27,810
	38,596	32,910
Less: allowance for expected credit losses	(1,828)	(913)
Accounts receivable, net	$ 36,768	$ 31,997

Accounts receivable - Managed Services reflects the amounts due from the Company's licensing and representation customers.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2025	**December 31, 2024**
Prepaid expenses	$ 5,383	$ 5,234
Indemnification escrow holdback	1,500	3,650
Other receivables	121	854
Trade credits	1,557	—
Other current assets	1,159	760
Prepaid expenses and other current assets	$ 9,720	$ 10,498

During the year ended December 31, 2025 the Company reduced the indemnification escrow as a result of the terms within the Veritone One Purchase Agreement. Refer to Note 4, *Discontinued Operations, Business Combinations, and Divestiture*, for additional information.

Property, Equipment and Improvements, Net

Property, equipment and improvements, net consisted of the following:

	As of	
	December 31, 2025	**December 31, 2024**
Property and equipment	$ 3,738	$ 4,963
Internal use software development costs	16,533	14,100
Leasehold improvements	464	1,620
	20,735	20,683
Less: accumulated depreciation	(11,153)	(10,631)
Property, equipment and improvements, net	$ 9,582	$ 10,052

Depreciation expense was $5,504 and $4,499 for the years ended December 31, 2025 and 2024, respectively. Of the $3,738 and $4,963 in property and equipment as of December 31, 2025 and 2024, $426 and $2,745 consisted of work in progress not yet placed in service for internal use software development costs, respectively. Depreciation of internal use software development costs was $5,085 and $3,669 for the years ended December 31, 2025 and 2024, respectively.

The Company's property, equipment and improvements, net by geographic area are as follows:

	As of	
	December 31, 2025	December 31, 2024
United States	$ 6,059	$ 6,973
United Kingdom	3,333	2,846
Others	190	233
Total property, equipment and improvements, net	$ 9,582	$ 10,052

Other Assets

Other assets consisted of the following:

	December 31, 2025	December 31, 2024
Fair value of earnout receivable	$ —	$ 7,667
Investments	2,970	2,990
Deferred tax assets	835	1,773
Operating lease right-of-use assets	1,794	840
Other	1	2,315
Other assets	$ 5,600	$ 15,585

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2025	December 31, 2024
Accrued compensation	$ 4,288	$ 4,504
Taxes payable	3,760	5,645
Current portion of operating lease liabilities	620	698
Royalties payable	7,246	3,199
Accrued trade payables	12,272	14,882
Accrued expenses and other current liabilities	$ 28,186	$ 28,928

Other Non-Current Liabilities

Other non-current liabilities consisted of the following:

	As of	
	December 31, 2025	December 31, 2024
Deferred tax liability	$ 4,111	$ 6,387
Income taxes payable	2,499	2,241
Operating lease liability	1,285	150
Unclaimed escrow liability	2,481	2,500
Other	—	22
Other non-current liabilities	$ 10,376	$ 11,300

Contract Liabilities

Contract liabilities consist of deferred revenue. Deferred revenue represents billings under non-cancelable contracts before the related product or service is transferred to the customer. The portion of deferred revenue that is anticipated to be recognized as revenue during the succeeding twelve-month period is recorded as deferred revenue within the Company's consolidated balance sheets. Deferred revenue was comprised of the following:

	Deferred Revenue
Balance as of December 31, 2024	$ 12,056
Less: revenue recognized	(30,711)
Additions to deferred revenue	30,945
Balance as of December 31, 2025	$ 12,290

Consolidated Statements of Operations and Comprehensive Loss Details

Revenue

Software Products & Services consists of revenue generated from the Company’s aiWARE platform, including its VDR product, and Talent Acquisition solutions, any related support and maintenance services, and any related professional services associated with the deployment and/or implementation of such solutions.

Managed Services consists of revenues generated from content licensing customers, representation services, and, to a lesser extent, from advertising customers and related services.

The table below illustrates the presentation of our revenues based on the above definitions:

	Year Ended	
	December 31, 2025	December 31, 2024
Software Products & Services	$ 65,819	$ 61,068
Managed Services:		
Representation Services	6,800	12,550
Licensing	19,573	19,019
Total Managed Services	26,373	31,569
Total revenue	$ 92,192	$ 92,637

During the year ended December 31, 2025 and 2024, $31,700 and $29,644 of our consolidated revenue was from customers outside of the U.S. and predominately in Europe.

10. Leases, Commitments, and Contingencies

Leases

The Company leases certain office space under non-cancellable lease agreements which expire between 2026 and 2030. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional one to five years. For certain leases, these optional periods have been considered in the determination of the right-of-use assets and lease liabilities associated with these leases as the Company has determined it is reasonably certain it will exercise the renewal options. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company classifies right-of-use assets within other assets and operating lease liabilities within accrued expenses and other current liabilities and non-current other liabilities within the consolidated balance sheet.

In January 2025, the Company entered into a non-cancellable agreement to lease office space in London to replace its existing office space. The base rent is approximately $2,622, translated at the December 31, 2025 spot rate, in the aggregate over the original lease term of 71 months from the commencement date.

The components of lease cost are as follows:

	Year Ended	
	December 31, 2025	December 31, 2024
Lease cost:		
Fixed operating lease cost	$ 576	$ 1,049
Short-term lease cost	169	2
Variable lease cost (1)	391	290
Total lease cost	$ 1,136	$ 1,341

(1) Variable lease costs, which include items such as real estate taxes, common area maintenance, and changes based on an index or rate, are not included in the calculation of the right-of-use assets and are recognized as incurred.

As of December 31, 2025, maturities of operating lease liabilities were as follows:

	Amount
2026	$ 710
2027	444
2028	444
2029	444
2030	444
Total lease payments	2,486
Less: imputed interest	(581)
Present value of lease liabilities	$ 1,905

The weighted-average remaining lease term and the weighted-average discount rate used to calculate the present value of lease liabilities are as follows:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term	4.6 years	1.2 years
Weighted-average discount rate	11.4 %	8.8 %

Supplemental cash flow information related to leases is as follows:

	Year Ended	
	December 31, 2025	December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows for operating leases	$ 624	$ 2,917
Right-of-use assets obtained in exchange for new lease liabilities:		
Operating leases	$ 1,840	$ —

Deferred Purchase Consideration

In connection with its acquisition of an influencer-based management company in March 2022, the Company committed to make deferred purchase consideration payments totaling $3,500 contingent upon recipient's continued employment through December 31, 2025. The first payment of $1,000 was made in the first quarter of 2024, the second payment of $1,000 was made in the first quarter of 2025, and the final payment of $1,500 was made in the first quarter of 2026.

On August 11, 2022, the Company acquired certain assets of Vision Semantics Limited ("VSL"), a U.K.-based company focused on AI-powered video analytics and surveillance software solutions. In connection with its acquisition of VSL in August 2022, the Company committed to make a purchase consideration payment of $300 on the 18-month anniversary of the closing date of the acquisition, which the Company paid during the first quarter of 2024.

Legal and Other Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. The Company currently is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on the Company's results of operations, financial position or cash flows.

In December 2024, the Company received $2,500 in unclaimed funds associated with the PandoLogic acquisition from its escrow agent. Based on the jurisdiction of the potential future claims and underlying statute of limitations, the Company has recognized the unclaimed funds as part of other non-current liabilities within its consolidated balance sheets, which amounted to $2,481 and $2,500 as of December 31, 2025 and 2024, respectively, and will continue to evaluate the merit of such claims.

11. Stockholders' Equity

At the Market Program

On November 19, 2024, the Company entered into a sales agreement (the "Sales Agreement") with Needham & Company, LLC and H.C. Wainwright & Co., LLC (the "Sales Agents"), to establish an "at-the-market" equity offering program (the "ATM Program"), pursuant to which the Company may offer and sell shares of its common stock having an aggregate offering price of up to $35,000 from time to time through the Sales Agents. Sales under the Sales Agreement were conducted as "at-the-market" equity offerings as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on The Nasdaq Global Market or other trading markets for the Company's common stock. The issuance and sale of shares was made pursuant to the Company's registration statement on Form S-3 (File No. 333-280148), which became effective on June 21, 2024, and the related prospectus supplement filed with the SEC on November 19, 2024. From inception through its termination in October 2025, the Company received $33,507 in net proceeds from sales of 11,740,454 shares of its common stock pursuant to the ATM Program.

January 2025 Registered Direct Offering

On January 2, 2025, the Company issued and sold an aggregate of 4,414,878 shares of common stock at a price of $2.53 per share and pre-funded warrants to purchase up to 3,608,838 shares of common stock at a price of $2.52 per pre-funded warrant (the "January 2025 Pre-Funded Warrants"), with an exercise price of $0.01, in a registered direct offering with Esousa Group Holdings, LLC. The aggregate net proceeds were approximately $19,947, after deducting offering expenses.

The January 2025 Pre-Funded Warrants generally cannot be exercised if the holder's aggregate beneficial ownership would be more than 9.99% of the total issued and outstanding shares of the Company's common stock following such exercise. The exercise price and number of shares of common stock issuable upon the exercise of the January 2025 Pre-Funded Warrants are subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization or similar transaction, as described in the warrant agreement.

The January 2025 Pre-Funded Warrants were evaluated pursuant to ASC 480, *Distinguishing Liabilities from Equity*, and ASC 815, *Derivatives and Hedging*. The Company classified the January 2025 Pre-Funded Warrants as a component of stockholders' equity within additional paid-in capital and recorded them at fair value on the issuance date, which approximated their sales price. The January 2025 Pre-Funded Warrants were equity classified because they were freestanding financial instruments that are legally detachable and separately exercisable, were immediately exercisable, did not embody an obligation for the Company to repurchase its common shares, permitted the holders to receive a fixed number of common shares upon exercise, were indexed to the Company's common shares and met the equity classification criteria.

On October 17, 2025, the January 2025 Pre-Funded Warrants were exercised in full, and as of December 31, 2025, no warrants remained outstanding.

June 2025 Registered Direct Offering and Private Placement

On June 30, 2025, the Company agreed to issue and sell an aggregate of 6,452,293 shares of the Company's common stock at a price of $1.09 per share and pre-funded warrants to purchase up to 1,804,587 shares of the Company's common stock (the "June 2025 Pre-Funded Warrants"), priced at $1.08 per pre-funded warrant, with an exercise price of $0.01 per share, to certain institutional and accredited investors in a registered direct offering. The sale and issuance of shares and warrants were completed on July 1, 2025. The aggregate net proceeds were approximately $8,095, after deducting placement agent fees and offering expenses.

The June 2025 Pre-Funded Warrants provide that the holder may not exercise any portion of the June 2025 Pre-Funded Warrants to the extent that immediately prior to or after giving effect to such exercise, the holder (together with its affiliates) would beneficially own more than 9.99% of the Company's outstanding common stock (the "Maximum Percentage") after such exercise. By written notice to the Company, the holder may from time to time increase or decrease the Maximum Percentage to any other percentage specified not in excess of 19.99% (the "Maximum Cap"). Subject to the Maximum Percentage or, as applicable, the Maximum Cap, the June 2025 Pre-Funded Warrants are immediately exercisable and may be exercised at any time until the June 2025 Pre-Funded Warrants are exercised in full. If, at the time of exercise, there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance or resale of the shares of common stock issuable from time to time upon exercise of the June 2025 Pre-Funded Warrants, in lieu of making cash payment otherwise contemplated to be made to the Company upon exercise of a June 2025 Pre-Funded Warrant in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the June 2025 Pre-Funded Warrants. The exercise price and number of shares of common stock issuable upon the exercise of the June 2025 Pre-Funded Warrants are subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization or similar transaction, as described in the June 2025 Pre-Funded Warrants.

The June 2025 Pre-Funded Warrants were evaluated pursuant to ASC 480 and ASC 815. The Company classified the June 2025 Pre-Funded Warrants as a component of stockholders' equity within additional paid-in capital and recorded them at fair value on the issuance date, which approximated their sales price. The June 2025 Pre-Funded Warrants were equity classified because they were freestanding financial instruments that are legally detachable and separately exercisable, were immediately exercisable, did not embody an obligation for the Company to repurchase its common shares, permitted the holders to receive a fixed number of common shares upon exercise, were indexed to the Company's common shares and met the equity classification criteria.

On October 17, 2025, the June 2025 Pre-Funded Warrants were exercised in full, and as of December 31, 2025, no warrants remained outstanding.

Additionally, on June 30, 2025, pursuant to the terms of a securities purchase agreement (the :RDO Purchase Agreement'), the Company and Ryan Steelberg, the Company's President, Chief Executive Officer and Chairman of its Board of Directors, as trustee of The RSS Living Trust dated April 6, 2012 (the "RSS Trust") entered into a securities purchase agreement (the "Steelberg Purchase Agreement"), pursuant to which the RSS Trust agreed to purchase from the Company, and the Company agreed to issue and sell to the RSS Trust, up to 709,220 shares of the Company's common stock for a gross aggregate offering price of $1,000, at a price per share equal to the greater of (i) $1.41 (representing the consolidated closing bid price of the Company's common stock on June 27, 2025) and (ii) the consolidated closing bid price of the Company's common stock on the date that is the second full trading day after the date on which the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 ("Q2 Form 10-Q") is filed with the SEC (such transaction, the "Private Placement" and such shares, the "Private Placement Shares").

The Private Placement Shares were initially classified as a liability within the Company's consolidated balance sheet pursuant to ASC 480. The Private Placement Shares were liability classified because the Company was obligated to deliver a variable number of shares based on the closing bid price of its common stock on the trading day preceding the closing date, while the monetary obligation was fixed at inception. The liability was recorded at its fair value of approximately $1,000, equal to the gross aggregate offering price of the Private Placement Shares.

The Private Placement closed on August 13, 2025, the third full trading day after the filing of the Company's Q2 Form 10-Q with the SEC. In connection with the closing of the Private Placement, the Company issued 366,300 shares of its common stock at a price per share of $2.73, the consolidated closing bid price of the Company's common stock on August 12, 2025, and simultaneously extinguished the liability related to the Private Placement Shares as described above. The aggregate net proceeds were approximately $916, after deducting placement agent fees and offering expenses. The Private Placement Shares were not registered under the Securities Act and were offered pursuant to the exemption from registration provided in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder. The RSS Trust is an "accredited investor" as such term is defined in Rule 501(a) under the Securities Act.

September 2025 Underwritten Public Offering

On September 12, 2025, the Company issued and sold an aggregate of 10,931,560 shares of common stock at a price of $2.63 per share in an underwritten public offering. The aggregate net proceeds were approximately $26,532, after deducting underwriting discounts and commissions and offering expenses.

October 2025 Underwritten Public Offering

On October 17, 2025, the Company issued and sold an aggregate of 12,864,494 shares of common stock at a price of $5.83 per share to certain institutional and accredited investors in a registered direct offering. The aggregate net proceeds were approximately $70,150, after deducting underwriting discounts and commissions and offering expenses.

Capped Call Transactions

In November 2021, in connection with the issuance of the Convertible Notes, the Company paid approximately $18,616 to enter into Capped Call Transactions with various financial institutions. The Capped Call Transactions are expected generally to reduce the potential dilution upon conversion of the Convertible Notes in the event that the market price of the common shares was greater than the strike price of the Capped Call Transactions, initially set at $35.76 per common share, with such reduction of potential dilution subject to a cap based on the cap price initially set at $48.55 per common share. The strike price and cap price were subject to certain adjustments under the terms of the Capped Call Transactions. Therefore, as a result of executing the Capped Call Transactions, the Company in effect was only exposed to potential net dilution once the market price of its common shares exceeded the adjusted cap price. As a result of the Capped Call Transactions, the Company's additional paid-in capital within shareholders' deficit on its consolidated balance sheet was reduced by $18,616 during the fourth quarter of 2021.

During December 2022, December 2023, and November 2025, in connection with the Company's repurchases of portions of the Convertible Notes, the Company entered into partial settlement agreements with the option counterparties to the Capped Call Transactions to terminate a portion of such existing transactions, in each case, in a notional amount corresponding to the aggregate principal amount of Convertible Notes that were repurchased. The Company did not receive any amount of cash as part of the settlement during the year ended December 31, 2025.

12. Stock-Based Compensation

2014 Stock Incentive Plan

In 2014, the Company's Board of Directors and stockholders approved and adopted the 2014 Stock Option/Stock Issuance Plan (the "2014 Plan"), which was amended in March 2015, October 2016 and April 2017. Under the 2014 Plan, incentive stock options, nonstatutory stock options, restricted stock and restricted stock units may be granted to eligible employees, directors and consultants. The Company's Board of Directors resolved not to make any further awards under the 2014 Plan following the completion of the Company's IPO. The 2014 Plan will continue to govern all outstanding awards granted thereunder.

2017 Stock Incentive Plan

In April 2017, the Board and stockholders approved and adopted the 2017 Stock Incentive Plan (the "2017 Plan"), which became effective on May 11, 2017. Under the 2017 Plan, incentive stock options, nonstatutory stock options, stock appreciation rights, stock awards and restricted stock units may be granted to employees, non-employee directors, consultants and advisors. The Board resolved not to make any further awards under the 2017 Plan following the adoption of the Company's 2023 Plan (as defined below) by the Company's stockholders in June 2023. The 2017 Plan will continue to govern all outstanding awards granted thereunder.

2018 Performance-Based Stock Incentive Plan

In June 2018, the Company's stockholders approved the Company's 2018 Performance-Based Stock Incentive Plan (the "2018 Plan"), and approved grants under the 2018 Plan of nonstatutory stock options, having performance-based vesting conditions tied to the future achievement of stock price milestones by the Company (each, a "Performance Option"), to the Company's Chief Executive Officer for 1,809,900 shares (the "CEO Award") and to the Company's President for 1,357,425 shares (the "President Award"). In May 2018, the CEO Award and the President Award had been approved by a special committee of the Board of Directors of the Company (the "Special Committee"), and the 2018 Plan had been approved by the Company's Board of Directors, subject to stockholder approval.

The 2018 Plan allows the Company to grant Performance Options to its executive officers and other employees as an incentive for them to remain in service with the Company and to further align their interests with the interests of the Company's stockholders. A total of 4,200,000 shares of the Company's common stock have been authorized for issuance under the 2018 Plan. On March 30, 2023, the Board approved an Amended and Restated Inducement Grant Plan that increased the number of shares reserved for issuance thereunder by 425,000 shares, to an aggregate of 1,175,000 shares.

As of December 31, 2025, there were no shares of common stock available for future grant under the 2018 Plan.

Inducement Grant Plan

In October 2020, the Company's Board of Directors (the "Board") adopted the Company's Inducement Grant Plan (the "Inducement Grant Plan"). Under the Inducement Grant Plan, nonstatutory stock options, stock appreciation rights, stock awards, restricted stock units and dividend equivalent rights may be granted as an inducement material for eligible persons to enter into employment with the Company in accordance with NASDAQ Marketplace Rule 5635(c)(4) and the related guidance under NASDAQ IM 5635-1, and any amendments or supplements thereto. The Company has initially reserved 750,000 shares of common stock for issuance under the Inducement Grant Plan. As of December 31, 2025, an aggregate of 447,178 shares of common stock were available for future grant under the Inducement Grant Plan.

2023 Equity Incentive Plan

The Company's 2023 Equity Incentive Plan (as amended, the "2023 Plan") was approved by our Board in March 2023 and by our stockholders in June 2023 at our annual meeting. The 2023 Plan became effective immediately following the close of business on June 8, 2023 (the "2023 Plan Effective Time"). Under the 2023 Plan, the Compensation Committee or our Board has authority to grant incentive stock options to our employees and employees of certain subsidiaries, and to grant nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards, and other forms of stock awards to our employees, directors and consultants and the employees and consultants of our affiliates. In March 2025, our Board approved the Amended and Restated 2023 Equity Incentive Plan that increased the number of shares reserved for issuance thereunder by 2,500,000 shares. The Amended and Restated 2023 Equity Incentive Plan was approved by our stockholders in June 2025 at our annual meeting.

Under the 2023 Plan, the Company may grant up to 5,000,000 shares of our common stock plus the aggregate of (A) the number of shares of our common stock which were available for the grant of new awards under the 2014 Plan and 2017 Plan as of the 2023 Plan Effective Time, and (B) all Returning Shares (as defined below), if any, as they become available from time to time. “Returning Shares” means shares of our common stock subject to an outstanding award granted under the 2014 Plan or 2017 Plan and that, following the 2023 Plan Effective Time: (1) are not issued because such stock award or any portion thereof expires or otherwise terminates without all of the shares covered by such stock award having been issued; (2) are not issued because such stock award or any portion thereof is settled in cash; (3) are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares; (4) are withheld or reacquired to satisfy the exercise, strike or purchase price; or (5) are withheld or reacquired to satisfy a tax withholding obligation. The Board may suspend or terminate the 2023 Plan at any time. The aggregate maximum number of shares of our common stock that may be issued pursuant to the exercise of incentive stock options granted under the 2023 Plan is 2,000,000 shares. The authority to grant new incentive stock options under the 2023 Plan will terminate on March 30, 2033.

As of December 31, 2025, an aggregate of 3,758,603 shares of our common stock were available for future grant under the 2023 Plan.

Terms of Awards Under Stock Plans

The 2014 Plan, 2017 Plan, 2018 Plan, Inducement Grant Plan and 2023 Plan are collectively referred to herein as the “Stock Plans.” The Stock Plans are administered by the Compensation Committee of the Board of Directors, which determines the recipients and the terms of the awards granted (with the exception of the CEO Award and President Award, which were approved by the Special Committee). All stock options granted under the Stock Plans have exercise prices equal to or greater than the fair market value of the Company’s common stock on the grant date, and expire ten years after the grant date, subject to earlier expiration in the event of termination of the optionee’s continuous service with the Company as further described in each Stock Plan. The vesting of all awards granted under the Stock Plans is generally subject to the awardee’s continuous service with the Company, with certain exceptions, as further described in each Stock Plan.

The Company has granted to employees, non-employee directors and consultants awards of stock options, restricted stock and restricted stock units that are subject to time-based vesting conditions. The time-based stock options that have been granted to employees and consultants generally vest over a period of four years (with the exception of certain stock options granted to the Company’s Chief Executive Officer and President in 2017, which vested over a period of three years, and certain other limited exceptions). Restricted stock units that have been awarded to employees generally vest, in some cases, over periods of one to four years. The restricted stock units awarded to members of the Company’s Board of Directors under the automatic grant program provisions of the 2023 Plan generally vest over a period of one year.

The Company has also granted Performance Options under the 2018 Plan, the 2017 Plan and the Inducement Grant Plan. All such Performance Options become exercisable in three equal tranches based on the achievement of specific stock price milestones for the Company’s common stock. These stock price milestones were amended in August 2020 with respect to substantially all of the Performance Options outstanding at such time, as discussed below. For each tranche to become exercisable, the closing price per share of the Company’s common stock must meet or exceed the applicable stock price target for a period of 30 consecutive trading days. In the first quarter of 2021, the Company achieved all of the stock price milestones and, accordingly, substantially all of the then-outstanding Performance Options have vested in full.

In addition, in April 2024, the Company granted Performance Stock Units under the 2023 Plan to the Chief Executive Officer and the Chief Financial Officer. All such Performance Stock Units become eligible to vest upon the achievement of certain revenue and non-GAAP net income targets for 2024. The Company failed to achieve either of the financial targets for 2024 and, accordingly, all of the Performance Stock Units granted under the 2023 Plan in 2024 were forfeited.

Stock-Based Compensation

The Company recognizes stock-based compensation expense for awards granted under the Stock Plans ratably over the requisite service period. For awards subject to time-based vesting conditions, the service period is generally the vesting period. For Performance Options, a derived service period is estimated for each tranche under the Monte Carlo simulation model. The Company also recognizes stock-based compensation expense related to the Company’s ESPP ratably over each purchase interval.

The Company has also issued shares of common stock to consultants in exchange for services under separate agreements outside of the Stock Plans. These share-based payment transactions are measured based on the fair value of the common stock issued and are recognized in the period in which the services are rendered.

The fair values of time-based stock options granted under the Stock Plans and purchase rights under the ESPP are determined as of the grant date using the Black-Scholes-Merton option-pricing model. There were no options granted during the years ended December 31, 2025 and 2024.

The assumptions used in calculating the fair values of purchase rights granted under the ESPP during the years ended years ended December 31, 2025 and 2024 are set forth in the table below:

	Year Ended December 31, 2025			Year Ended December 31, 2024		
Expected term (in years)	0.5	—	2.0	0.5	—	2.0
Expected volatility	101 %	—	129 %	106 %	—	139 %
Risk-free interest rate	3.87 %	—	4.28 %	4.60 %	—	4.60 %

Stock Options

The following table summarizes the activities for all stock options under the Company's stock-based compensation plans for the year ended December 31, 2025:

	Number of Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value(1)
Outstanding as of December 31, 2024(2)	8,438	$ 12.93	3.16 years	$ 152
Granted	—	$ —		
Exercised(3)	(80)	$ 3.53		
Forfeited or expired(4)	(400)	$ 11.78		
Outstanding as of December 31, 2025(2)	7,958	$ 13.08	3.20 years	$ 424
Exercisable as of December 31, 2025(5)	7,918	$ 13.11	3.18 years	$ 412
Vested and expected to vest as of December 31, 2025(6)	7,958	$ 13.08	3.20 years	$ 424

(1) The intrinsic value is the amount by which the current market value of the underlying stock exceeds the exercise price of the stock awards.
(2) Includes 3,530 and 3,620 performance condition stock options as of December 31, 2025 and 2024, respectively.
(3) Includes 4 performance condition stock options.
(4) Includes 86 performance condition stock options.
(5) Includes 3,530 performance condition stock options.
(6) Includes 3,530 performance condition stock options.

There were no stock options granted during the years ended December 31, 2025 and 2024. The total intrinsic value of stock options exercised during the years ended December 31, 2025 and 2024 was $173 and $161, respectively.

As of December 31, 2025, the total unrecognized compensation cost related to all nonvested stock options was $1,026 and the related weighted-average period over which it is expected to be recognized was approximately 1.02 years.

Restricted Stock Units

The following table summarizes the activities for all RSUs under the Company's stock-based compensation plans for the year ended December 31, 2025:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding as of December 31, 2024(1)	1,902	$ 4.94
Granted(2)	1,758	$ 3.26
Vested	(772)	$ 4.84
Forfeited(3)	(572)	$ 4.97
Outstanding as of December 31, 2025(1)	2,316	$ 3.69

(1) Includes 323 and 248 performance condition RSUs as of December 31, 2025 and 2024, respectively.

(2) Includes 323 performance condition RSUs.

(3) Includes 248 performance condition RSUs.

The total vesting date fair value of RSUs which vested during the years ended December 31, 2025 and 2024 was $2,193 and $3,071, respectively.

As of December 31, 2025, the total unrecognized compensation cost related to all nonvested RSUs was $4,433 and the related weighted-average period over which it is expected to be recognized was approximately 1.78 years.

Stock-Based Compensation Expense

The following table provides information about stock-based compensation expense by award type:

	Year Ended	
	December 31, 2025	December 31, 2024
Stock options	$ 1,475	$ 2,091
Restricted stock units	3,651	5,043
Employee stock purchase plan	1,560	993
Total stock-based compensation expense	$ 6,686	$ 8,127

The following table provides information about stock-based compensation expense by financial statement line item:

	Year Ended	
	December 31, 2025	December 31, 2024
Cost of revenue (exclusive of depreciation and amortization)	$ —	$ —
Sales and marketing	1,069	1,047
Research and development	1,170	1,480
General and administrative	4,447	5,600
Total stock-based compensation expense	$ 6,686	$ 8,127

Stock-based compensation expense capitalized as part of internal-use software was $192 and $375 for the years ended December 31, 2025 and 2024, respectively.

13. Income Taxes

The components of loss from continuing operations before income taxes were as follows:

	Year Ended	
	December 31, 2025	December 31, 2024
Domestic	$ (91,023)	$ (73,159)
Foreign	(20,937)	(27,034)
Total	$ (111,960)	$ (100,193)

Income taxes were as follows:

	Year Ended	
	December 31, 2025	December 31, 2024
Current tax expense:		
Federal	$ —	$ 51
State	221	397
Foreign	883	446
Total current tax expense	1,104	894
Deferred tax expense:		
Federal	(15,707)	(13,381)
State	(5,317)	(6,016)
Foreign	(4,242)	(4,781)
Change in valuation allowance	23,934	19,423
Total deferred tax expense	(1,332)	(4,755)
Total tax expense	$ (228)	$ (3,861)

The significant categories of temporary differences that gave rise to deferred income tax assets and liabilities were as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Net operating loss carryforwards	$ 59,394	$ 44,928
Stock-based compensation	21,131	21,460
Accrued expenses	364	165
Capital loss carryforward	5,678	5,031
Capitalized research and development	15,640	15,856
Fixed assets	225	341
Operating lease liabilities	54	134
Research credits	9,902	9,283
Interest expense carryforward	9,337	4,836
Other	1,537	1,368
Gross deferred tax assets	123,262	103,402
Less: valuation allowance	(117,740)	(93,159)
Total deferred tax assets	5,522	10,243
Deferred tax liabilities:		
Operating lease right-of-use assets	(52)	(132)
Unremitted foreign earnings	(1,419)	(1,086)
Installment sale	—	(2,090)
Intangible assets and goodwill	(7,326)	(11,549)
Other	—	—
Total deferred tax liabilities	(8,797)	(14,857)
Total net deferred tax assets	$ (3,275)	$ (4,614)

The following table presents a reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to our income before income taxes:

	Year Ended December 31, 2025		
	Amount		% of Income Before Income Taxes
U.S. federal statutory income tax rate	$	(23,511)	21.00 %
State and local income taxes, net of federal income tax effect (1)		176	(0.16)%
Foreign tax effects			
Israel			
Changes in Israel valuation allowances		2,950	(2.63)%
Other		(583)	0.52 %
Other countries		1,090	(0.97)%
Effect of cross-border tax laws			
Subpart F		1,104	(0.99)%
Other		317	(0.28)%
Tax credits		(260)	0.23 %
Changes in valuation allowance		16,785	(15.00)%
Nontaxable or nondeductible items			
Stock compensation and officers' compensation		1,169	(1.04)%
Other		45	(0.04)%
Changes in unrecognized tax benefits		226	(0.20)%
Other adjustments		264	(0.24)%
		(228)	0.20 %

(1) State taxes in California, Maryland, Texas and Illinois made up the majority (greater than 50 percent) of the tax effect in this category.

The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

	Year Ended December 31, 2024
Tax expense at United States statutory rate	21.00 %
Increase (decrease) in tax resulting from:	
State taxes, net of federal effect	3.75 %
Impact of foreign operations	(1.39)%
Research & development credits	0.68 %
Stock-based compensation	(1.26)%
Change in valuation allowance	(18.94)%
Total	3.84 %

The Company has evaluated the available positive and negative evidence supporting the realization of its gross deferred tax assets, including its cumulative losses, and the amount and timing of future taxable income, and has determined it is more likely than not that historical U.S. federal and state deferred tax assets will not be realized. Accordingly, the Company recorded a valuation allowance as of December 31, 2025 and 2024 against these deferred tax assets.

The change in the valuation allowance for the years ended December 31, 2025 and 2024 is as follows:

	Year Ended	
	December 31, 2025	December 31, 2024
Valuation allowance, at beginning of year	$ 93,159	$ 93,566
Increase (decrease) recognized in other comprehensive income (loss)	647	(311)
Increase recognized in tax provision, continuing operations	23,934	19,423
Increase recognized in tax provision, discontinued operations	—	(19,519)
Valuation allowance, at end of year	$ 117,740	$ 93,159

As of December 31, 2025, the Company continues to provide a valuation allowance against federal and state deferred tax assets that are not expected to be realizable. The Company continues to evaluate the realizability of deferred tax assets and the related valuation allowance. If the Company's assessment of the deferred tax assets or the corresponding valuation allowance were to change, the Company would record the related adjustment to income during the period in which the determination is made.

As of December 31, 2025, the Company has federal, state, and foreign income tax net operating loss carryforwards of approximately $195,092, $173,325, and $40,035 respectively. The U.S. federal and state net operating losses are projected to expire beginning in 2037 and 2030, respectively, unless previously utilized. Net federal operating loss carryforwards generated after January 1, 2018 may be carried forward indefinitely, subject to the 80% taxable income limitation on the utilization of the carryforwards. The foreign net operating loss carryforwards do not expire. In addition, the Company had federal and state research and development credit carryforwards of approximately $8,131 and $5,195, respectively, as of December 31, 2025. The federal research and development credit will begin to expire in 2036 if unused and the state research and expenditure credit may be carried forward indefinitely. Utilization of the Company's U.S. net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations set forth in Internal Revenue Code Section 382 and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization. As of December 31, 2025, the Company has foreign net loss carryforwards of $40,035 which can be carried forward indefinitely.

In accordance with the U.S. global intangible low-taxed income ("GILTI") provisions, we include in our U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary's tangible assets. We account for the GILTI tax in the period in which it is incurred, and therefore have not provided any deferred tax impacts of GILTI in our consolidated financial statements.

As of December 31, 2025 and 2024, the Company had approximately $7,457 and $6,954 respectively, of unrecognized tax benefits of which $3,775 would impact the Company's effective tax rate if recognized. If recognized, $4,777 would result in a deferred tax asset for tax attribute carryforwards, out of which $2,891 is expected to require a full valuation allowance based on present circumstances. The Company estimates that none of its unrecognized tax benefits will materially change within the next twelve months. As of December 31, 2025 and 2024, amounts accrued for interest were recorded within income tax expense and were $180 and $71, respectively, and amounts accrued for penalties of $430 and $381, were also recorded within income tax expense, respectively.

A reconciliation of the unrecognized tax benefits from January 1, 2024 to December 31, 2025 is as follows:

	Year Ended	
	December 31, 2025	December 31, 2024
Unrecognized tax benefit as of January 1	$ 6,954	$ 6,873
Gross increase for tax positions for the prior year	(62)	(303)
Gross decrease for tax positions for the prior year	497	393
Gross increase for tax positions of the current year	140	170
Gross decrease for lapse of statute of limitations	(72)	(179)
Unrecognized tax benefits balance at December 31	$ 7,457	$ 6,954

The Company is subject to taxation in the United States, Israel, the United Kingdom, France, Australia, and various U.S. states. In general, the U.S. federal statute of limitations is three years. However, the Internal Revenue Service may still adjust a tax loss or credit carryover in the year the tax loss or credit carryover is utilized. As such, our U.S. federal tax returns and state tax returns are open for examination since inception. The Israeli statute of limitations period is generally three years commencing at the end of the year in which the return was filed. The United Kingdom statute of limitations period is generally one year commencing the day the Company has filed its tax return, or, for larger companies, the statutory due date of such return. The France statute of limitations period is generally three years commencing at the end of the year that has triggered the tax liability. The Australia statute of limitations period is generally four years commencing the day the Company has filed its tax return. The Company is not currently under examination from income tax authorities in the jurisdictions in which the Company does business.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act (“IRA”), which, among others, implements a 15% corporate alternative minimum tax based on the adjusted financial statement income for certain large corporations and a 1% excise tax on net share repurchases. The minimum tax and excise tax, if applicable, are effective for fiscal years beginning after December 31, 2022. The IRA had no material impact on our financial position, results of operations or cash flows. We will continue to monitor additional future guidance from the IRS.

On July 4, 2025, the U.S. enacted H.R. 1 “A bill to provide for reconciliation pursuant to Title II of H. Con. Res. 14”, commonly referred to as the One Big Beautiful Bill Act (the “OBBBA”). The OBBBA contains significant provisions, including the permanent extension or restoration of certain expiring corporate income tax provisions, originally introduced by the Tax Cuts and Jobs Act of 2017, and incremental modifications to the international framework. The legislation has multiple effective dates, with certain provisions effective for the tax year beginning after December 31, 2024, and others effective for tax years beginning after December 31, 2025. Veritone has evaluated the OBBBA provisions enacted and has included the related impact in the provision for income taxes. The OBBBA did not have a material impact to our tax expense in 2025 and is not expected to have a material impact on future periods.

Cash paid for income taxes was as follows:

	Year Ended December 31, 2025
Federal	$ —
State	
Massachusetts	124
Other states	366
Foreign	
United Kingdom	650
Israel	843
Other foreign	25
	—
	$ 2,008

14. Related Party Transactions

Steel Holdings Consulting Agreement

On January 4, 2023, the Company entered into a consulting agreement with Steel Holdings, LLC effective January 1, 2023 (the “Steel Holdings Consulting Agreement”). Steel Holdings, LLC is an entity affiliated with Chad Steelberg, formerly a member of the Board, as well as the Company’s former Chairman of the Board and former Chief Executive Officer. Under the Steel Holdings Consulting Agreement, the Company retained Mr. Steelberg as a consultant to provide ongoing Chief Executive Officer transition services and to manage and oversee the further development of the Company’s aiWARE platform.

In January 2024, the Company entered into an amended and restated independent contractor services agreement with Steel Holdings, LLC (the "Amended Consulting Agreement"), which superseded and replaced the Steel Holdings Consulting Agreement, and which terminated by its terms on December 31, 2025. Pursuant to the Amended Consulting Agreement, Mr. Steelberg will provide technical advisory services related to the Company's software, software architecture and technology strategy as requested by the Company's Chief Executive Officer until December 31, 2025, the termination date of the Amended Consulting Agreement. In consideration for such services, the Company paid Steel Holdings, LLC $1,000 in cash on July 1, 2024 and agreed to pay Steel Holdings, LLC $50 per month in cash for the period from January 2024 through December 2025. The Company reimbursed Steel Holdings, LLC for reasonable and documented expenses incurred in connection with providing the services in accordance with the Company's standard travel and expense policies.

The Company determined that all future payments under the Amended Consulting Agreement are probable and estimable, and that substantially all benefits earned under the agreement relate to past services rendered. As such, the Company recognized a resulting acceleration charge of $1,484 to general and administrative expenses within its consolidated statement of operations during the year ended December 31, 2024. The Amended Consulting Agreement expired by its terms on December 31, 2025.

In January 2026, following the termination of the Amended Consulting Agreement, the Company entered into a new independent contractor services agreement with Steel Holdings, LLC (the "2026 Consulting Agreement"). Pursuant to the 2026 Consulting Agreement, Mr. Steelberg will provide technical advisory services related to the Company's software and services, including strategic government sales and business development services, identification and pursuit of prospective customers, partners, and revenue opportunities, and supporting the Company's go-to-market execution, as requested by the Company's Chief Executive Officer until December 31, 2026, the termination date of the 2026 Consulting Agreement. In consideration for such services, the Company will pay to Steel Holdings, LLC $12,500 per month in cash for the period from January 2026 through December 2026. The Company will reimburse Steel Holdings, LLC for reasonable and documented expenses incurred in connection with providing the services in accordance with the Company's standard travel and expense policies.

The 2026 Consulting Agreement may be terminated by either party with 90 days' notice. If the Company terminates the 2026 Consulting Agreement for any reason other than Steel Holdings, LLC's material breach, then any remaining compensation payments under the 2026 Consulting Agreement will become due and payable.

Appointment of Ryan Steelberg

Ryan Steelberg, the Company's Chief Executive Officer, was appointed Chairman of the Board effective January 22, 2024, replacing Chad Steelberg who resigned as Chairman of the Board effective the same date. Chad Steelberg continued to serve as a member of the Company's Board until his resignation effective as of March 12, 2025.

RSS Trust Private Placement

On June 30, 2025, pursuant to the terms of the RDO Purchase Agreement, the Company and Ryan Steelberg, as trustee of the RSS Trust, entered into the Steelberg Purchase Agreement, pursuant to which the RSS Trust agreed to purchase from the Company, and the Company agreed to issue and sell to the RSS Trust, up to 709,220 shares of the Company's common stock for a gross aggregate offering price of $1,000, at a price per share equal to the greater of (i) $1.41 (representing the consolidated closing bid price of the Company's common stock on June 27, 2025) and (ii) the consolidated closing bid price of the Company's common stock on the date that is the second full trading day after the date on which the Q2 Form 10-Q is filed with the SEC. The Private Placement closed on August 13, 2025, the third full trading day after the filing of the Company's Q2 Form 10-Q with the SEC. In connection with the closing of the Private Placement, the Company issued 366,300 shares of its common stock at a price per share of $2.73, the consolidated closing bid price of the Company's common stock on August 12, 2025. Refer to Note 11, *Stockholders' Equity*, for additional information.

There were no other material related party transactions during the year ended December 31, 2025.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2025. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives of ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to enable timely decisions regarding required disclosures, and is recorded, processed, summarized, and reported within the time periods specified in the rules and forms promulgated by the SEC. Our management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and there is no assurance that our disclosure controls and procedures will operate effectively under all circumstances. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective at the reasonable assurance level due to the following material weaknesses in internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management's Assessment of the Effectiveness of our Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and Board regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based upon its assessment, our management believes that, as of December 31, 2025, our internal control over financial reporting was not effective due to the following material weaknesses in internal control over financial reporting.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

During the preparation of our Form 10-K for the year ended December 31, 2025, management identified a material weakness in internal control over financial reporting relating to revenue recognition, specifically as it relates to the determination of the appropriate accounting for non-routine revenue transactions. This material weakness was not remediated as of December 31, 2025.

During the preparation of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, management identified a material weakness in internal control over financial reporting relating to a lack of an effective information and communication process that identified and assessed the source of and controls necessary to ensure the reliability of information used in financial reporting and for providing information required for effective activity level controls. This material weakness was not remediated as of December 31, 2025 and could have resulted in a material misstatement to the Company's consolidated financial statements that would not be prevented or detected on a timely basis.

During the preparation of our Annual Report on Form 10-K for the fiscal years ended December 31, 2023 and 2022, management identified the following material weaknesses in internal control over financial reporting, which still exist as of December 31, 2025:

- Management identified a material weakness in internal control over financial reporting relating to the consolidation process and review of financial statements specifically pertaining to the Company's design of controls to determine proper accounting for certain foreign exchange transactions and translation between Veritone, Inc. and certain foreign subsidiaries. This material weakness did not result in any identified material misstatements to the financial statements. However, this material weakness could have resulted in a material misstatement to the Company's annual or interim condensed consolidated financial statements that would not be prevented or detected and corrected on a timely basis.
- Management identified a material weakness in internal control over financial reporting relating to information technology general controls ("ITGCs") in the areas of user access and change-management over certain information technology ("IT") systems that support our financial reporting processes. The Company's business process automated and manual controls that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted. These control deficiencies were a result of user access and change management processes over certain IT systems.

Related to the findings above, management concluded that during the year ended December 31, 2023, the Company did not maintain appropriately designed entity-level controls impacting the control environment or monitoring controls to prevent or detect material misstatements to the consolidated financial statements. Specifically, these deficiencies were attributed to (i) a lack of a sufficient number of qualified resources to perform control activities and (ii) insufficient risk assessment and monitoring activities as a result of untimely or ineffective identification of internal control risks to properly design, test, implement and assess effective internal controls over financial reporting. This material weakness has not been remediated as of December 31, 2025.

This Annual Report on Form 10-K does not include an audit report from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. Our internal control over financial reporting was not subject to attestation by our registered public accounting firm since we are a non-accelerated filer.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

In order to remediate the material weaknesses, management took and is continuing to take remediation actions including:

(i) continued engagement since March 2024 with an outside firm to assist the Company with its remediation actions;

(ii) development of a more robust plan and risk assessment process around the proper design, testing and assessment of operating effectiveness of internal controls over financial reporting which has been an ongoing process since April 2024;

(iii) development and delivery of a training program addressing ITGCs and policies, including educating control owners concerning the principles and requirements of each control, with a focus on those related to user access and change management over IT systems impacting financial reporting;

(iv) development and maintenance of documentation of underlying ITGCs to promote knowledge transfer upon personnel and function changes;

(v) implementation of a quarterly IT management review and testing plan to monitor ITGCs, including user access reviews and change management controls with a specific focus on systems supporting our financial reporting processes;

(vi) hiring and training staff on proper accounting for foreign exchange translation, transactions when consolidating foreign subsidiaries and the proper, accurate and timely evaluation of the realizability of long lived assets, including goodwill and intangible assets. Management has also hired additional staff to oversee the implementation and testing of these remediation actions; and

(vii) implementation of enhanced procedures for the evaluation and review of non-routine revenue transactions. including review of the estimated fair value of noncash consideration, or assessment of standalone selling price of the services promised to the customer, as applicable.

To further remediate the existing material weakness identified herein, the management team, including the Chief Executive Officer and Chief Financial Officer, have reaffirmed and re-emphasized the importance of internal controls, control consciousness and a strong control environment. We are committed to maintaining a strong control environment and believe that these remediation efforts represent continued improvement in our control environment.

We also expect to continue to review, optimize and enhance our financial reporting controls and procedures. While remediating actions have been implemented to mitigate the material weaknesses identified with regards to foreign transaction consolidation and ITGCs, these material weaknesses will not be considered remediated until the applicable remediated and enhanced control processes have operated for a sufficient period of time and management has concluded, through testing, that this enhanced control is operating effectively.

Changes in Internal Control over Financial Reporting

While management continues to make progress on its remediation efforts, other than the remediation efforts described above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Management recognizes that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. *Other Information.*

There are no disclosures required by this Item 9B, including those relating to “Rule 10b5-1 trading arrangements” and “non-Rule 10b5-1 trading arrangements,” as those terms are defined in Item 408 of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Our Board has adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) that applies to all of our directors, officers and employees, including our principal executive officer, principal financial and accounting officer, or persons performing similar functions. The full text of our Code of Conduct is available on our investor relations website at investors.veritone.com under the “Governance” section. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to, or waivers from, a provision of our Code of Conduct by posting such information on the website address and location specified above.

We have adopted an insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees that are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and applicable Nasdaq listing standards, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

The remaining information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2025.

Item 11. *Executive Compensation.*

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2025.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2025.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2025.

Item 14. *Principal Accountant Fees and Services.*

The information required under this Item is incorporated herein by reference to our definitive proxy statement to be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2025.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) The following documents are filed as part of this Annual Report on Form 10-K, or incorporated herein by reference:

1. *Financial Statements*. The financial statements included in Part II, Item 8, *Financial Statements and Supplementary Data*, of this document are filed as part of this Annual Report on Form 10-K.
2. *Financial Statement Schedules*. Schedules are omitted because the required information is inapplicable, not material, or the information is presented in the consolidated financial statements or related notes.
3. *Exhibits*. The exhibits listed in the Exhibit Index immediately below are filed as part of this Annual Report on Form 10-K, or are incorporated by reference herein.

(b) Exhibit Index:

		Incorporated by Reference		
Exhibit Number	**Description**	**Form**	**Exhibit**	**Filing Date**
3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant	8-K	3.1	6/16/2025
3.2	Amended and Restated Bylaws of the Registrant	8-K	3.2	5/23/2017
4.1	Specimen Stock Certificate evidencing the shares of the Registrant's common stock	S-1/A	4.1	4/28/2017
4.2	Form of Indenture	S-3	4.4	6/1/2018
4.3*	Description of Registrant's securities registered under Section 12 of the Exchange Act			
4.4	Indenture, dated as of November 19, 2021, by and among Veritone, Inc. and U.S. Bank National Association, as trustee	8-K	4.1	11/22/2021
4.5	Form of Warrant issued pursuant to Term Loan	8-K	4.1	12/14/2023
4.6	Registration Rights Agreement, dated December 13, 2023, by and among Veritone, Inc. and the investors identified therein	8-K	4.2	12/14/2023
4.7	Form of Pre-Funded Warrant issued to Esousa Group Holdings, LLC	8-K	4.1	1/2/2025
4.8	Form of Pre-Funded Warrant	8-K	4.1	6/30/2025
10.1#	Veritone, Inc. 2014 Stock Option/Stock Issuance Plan (2014 Plan)	S-1	10.1	3/15/2017
10.2#	Amendment to 2014 Plan dated April 27, 2017	S-1/A	10.33	4/28/2017
10.3#	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement (for use with the 2014 Plan)	S-1	10.2	3/15/2017
10.4#	Form of Stock Issuance Agreement (for use with the 2014 Plan with 83(b) election)	S-1	10.3	3/15/2017
10.5#	Form of Stock Issuance Agreement (annual vesting for use with 2014 Plan without 83(b) election)	S-1/A	10.15	4/28/2017
10.6#	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement, relating to Time-Based Option granted to each of Chad Steelberg and Ryan Steelberg on May 11, 2017	10-Q	10.1	6/26/2017
10.7#	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement, relating to Performance-Based Option granted to each of Chad Steelberg and Ryan Steelberg on May 11, 2017	10-Q	10.2	6/26/2017
10.8#	Form of Change in Control (CIC) Addendum to Stock Option Agreement for use in connection with the grant of stock options to certain executive officers under the 2014 Plan	S-1	10.38	11/15/2017
10.9#	2017 Stock Incentive Plan (2017 Plan)	S-1/A	10.14	4/28/2017
10.10#	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement, for use with the 2017 Plan	10-Q	10.3	6/26/2017

10.11#	Forms of Notice of Grant of Stock Option and Stock Option Agreement for use in connection with grants of stock options to Chad Steelberg and Ryan Steelberg under 2017 Plan	10-Q	10.1	5/8/2018
10.12#	Form of Change in Control (CIC) Addendum to Stock Option Agreement for use in connection with grants of stock options to certain executive officers under 2017 Plan	10-Q	10.2	5/8/2018
10.13#	Form of Restricted Stock Unit Agreement for use under the 2017 Plan	10-Q	10.3	5/8/2018
10.14#	Form of Restricted Stock Unit Agreement for use in connection with the award of restricted stock units to executive officers under the 2017 Plan	10-K	10.16	3/18/2019
10.15#	Form of Notice of Grant of Stock Option and Stock Option Agreement for use in connection with the grant of stock options with performance-based vesting conditions under the 2017 Plan	10-K	10.17	3/18/2019
10.16#	Veritone, Inc. 2018 Performance-Based Stock Incentive Plan (2018 Plan)	S-8 POS	99.5	6/21/2023
10.17#	Amendment No. 1 to Veritone, Inc. 2018 Performance-Based Stock Incentive Plan	8-K	10.1	9/1/2020
10.18#	Amended and Restated CEO Award Agreement between the Registrant and Chad Steelberg dated effective as of August 27, 2020	8-K	10.2	9/1/2020
10.19#	Amended and Restated President Award Agreement between the Registrant and Ryan Steelberg dated effective as of August 27, 2020	8-K	10.3	9/1/2020
10.20#	Form of Award Agreement to be used under the 2018 Plan	8-K	10.4	7/5/2018
10.21#	Veritone, Inc. Amended and Restated Inducement Grant Plan (the Inducement Plan)	8-K	10.1	3/30/2023
10.22#	Form of Notice of Grant of Stock Option under the Inducement Plan	S-8	99.2	10/7/2020
10.23#	Form of Stock Option Agreement under the Inducement Plan	S-8	99.3	10/7/2020
10.24#	Form of Notice of Grant of Performance-Based Stock Option under the Inducement Plan	S-8	99.4	10/7/2020
10.25#	Form of Performance-Based Stock Option Agreement under the Inducement Plan	S-8	99.5	10/7/2020
10.26#	Form of Restricted Stock Unit Agreement under the Inducement Plan	S-8	99.6	10/8/2020
10.27#	Veritone, Inc. Employee Stock Purchase Plan	S-1/A	10.32	4/28/2017
10.28#	Form of Indemnification Agreement for directors and officers	S-1/A	10.17	4/28/2017
10.29	Form of Common Stock Purchase Warrant issued to Acacia and Veritone LOC, LLC	S-1/A	10.22	4/21/2017
10.30	Form of Capped Call Transactions Confirmation	8-K	10.1	11/22/2021
10.31	Registration Rights Agreement, made and entered into as of September 14, 2021, by and between the Registrant and the shareholders named therein	10-Q	10.1	11/15/2021
10.32^	Amended and Restated Independent Contractor Services Agreement, dated January 23, 2024, between Veritone, Inc. and Steel Holdings, LLC	8-K	10.2	1/23/2024
10.33#	Employment Agreement, dated January 19, 2023, between Veritone, Inc. and Ryan Steelberg	8-K	10.1	1/20/2023
10.34#	Employment Agreement, dated January 19, 2023, between Veritone, Inc. and Michael L. Zemetra	8-K	10.2	1/20/2023
10.35#	Veritone, Inc. 2023 Equity Incentive Plan	8-K	10.1	6/14/2023
10.36	Securities Purchase Agreement, dated January 2, 2025, by and among Veritone, Inc. and Esousa Group Holdings, LLC	8-K	10.1	1/2/2025
10.37†	Credit and Guaranty Agreement, dated December 13, 2023, by and among Veritone, Inc., certain of its direct and indirect subsidiaries and the other parties thereto	8-K	10.1	12/14/2023

10.38†	Limited Consent, dated March 13, 2025, to Credit and Guaranty Agreement, dated December 13, 2023, by and among Veritone, Inc., certain of its direct and indirect subsidiaries and the other parties thereto	8-K	10.1	3/17/2025
10.39†	Pledge and Security Agreement, dated December 13, 2023, by and among Veritone, Inc., certain of its direct and indirect subsidiaries and Wilmington Savings Fund Society, FSB as Collateral Agent	8-K	10.2	12/14/2023
10.40†	First Amendment to Credit and Guaranty Agreement, dated April 24, 2025, by and among Veritone, Inc., certain of its direct and indirect subsidiaries and the other parties thereto	8-K	10.1	4/24/2025
10.41*	Veritone, Inc. Non-Employee Director Compensation Policy, effective as of January 1, 2026			
10.42†	Form of Securities Purchase Agreement, by and among Veritone, Inc. and the Purchasers, dated June 30, 2025	8-K	10.1	6/30/2025
10.43†	Form of Securities Purchase Agreement, by and between Veritone, Inc. and The RSS Living Trust dated April 6, 2012, dated June 30, 2025	8-K	10.3	6/30/2025
10.44†	Second Amendment to Credit and Guaranty Agreement, dated June 13, 2025, by and among Veritone, Inc., certain of its direct and indirect subsidiaries and the other parties thereto	8-K	10.1	6/16/2025
10.45	Third Amendment to Credit and Guaranty Agreement, dated June 30, 2025, by and among Veritone, Inc., certain of its direct and indirect subsidiaries and the other parties thereto	8-K	10.2	6/30/2025
10.46	Fourth Amendment to Credit and Guaranty Agreement, dated August 29, 2025, by and among Veritone, Inc., certain of its direct and indirect subsidiaries and the other parties thereto	8-K	10.1	9/3/2025
10.47	Veritone, Inc. Amended and Restated 2023 Equity Incentive Plan	8-K	10.2	6/16/2025
10.48†	Underwriting Agreement, dated September 10, 2025 by and between the Company and Needham & Company, LLC	8-K	1.1	9/12/2025
10.49†	Form of Securities Purchase Agreement, by and among Veritone, Inc. and the Purchasers, dated October 15, 2025	8-K	10.1	10/16/2025
19.1	Insider Trading Policy	10-K	19.1	4/1/2025
21.1*	Subsidiaries of the Registrant			
23.1*	Consent of Grant Thornton LLP			
24.1*	Power of Attorney (included on the Signatures page of this Annual Report on Form 10-K)			
31.1*	Certification of Principal Executive Officer pursuant to Rule 13a–14(a) or 15d–14(a) of the Exchange Act			
31.2*	Certification of Principal Financial Officer pursuant to Rule 13a–14(a) or 15d–14(a) of the Exchange Act			
32.1**	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S. Section 1350			
97	Incentive Compensation Recoupment Policy	10-K	97	4/1/2024
101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document			
101.SCH*	Inline XBRL Taxonomy Extension Schema Document With Embedded Linkbase Documents			
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)			

---

* Filed herewith.

** The certifications furnished as Exhibit 32.1 accompany this Annual Report on Form 10-K pursuant to 18 U.S.C. Subsection 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed "filed" by the Registrant for purposes of Section 18 of the Exchange Act and are not to be incorporated by reference into any of the Registrant's filings under the Securities Act, irrespective of any general incorporation language contained in any such filing.

\# Management contract or compensatory plan, contract, or arrangement.

† Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K under the Securities Act. The Company agrees to furnish supplementally any omitted schedules to the Securities and Exchange Commission upon request.

^ Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K because they are both (i) not material and (ii) the type that the registrant treats as private or confidential. A copy of the omitted portions will be furnished to the Securities and Exchange Commission upon request.

Item 16. ***Form 10-K Summary.***

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERITONE, INC.

By: /s/ RYAN STEELBERG

Ryan Steelberg

President, Chief Executive Officer and Chairman of the Board

(Principal Executive Officer)

Date: April 15, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ryan Steelberg and Michael L. Zemetra, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RYAN STEELBERG Ryan Steelberg	*President, Chief Executive Officer and Chairman of the Board* (Principal Executive Officer)	April 15, 2026
/s/ MICHAEL L. ZEMETRA Michael L. Zemetra	*Executive Vice President, Chief Financial Officer and Treasurer* (Principal Financial and Accounting Officer)	April 15, 2026
/s/ MICHAEL KEITHLEY Michael Keithley	Director	April 15, 2026
/s/ FRANCISCO MORALES Francisco Morales	Director	April 15, 2026
/s/ KNUTE P. KURTZ Knute P. Kurtz	Director	April 15, 2026
/s/ RICHARD H. TAKETA Richard H. Taketa	Director	April 15, 2026
/s/ MICHAEL ZILIS Michael Zilis	Director	April 15, 2026


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to ____________________

Commission File Number: 001-38093

veritone™

Veritone, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**47-1161641**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
5291 California Avenue, Suite 350 **Irvine, California**	**92617**
(Address of principal executive offices)	*(Zip Code)*

(888) 507-1737

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	VERI	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2025, the last business day of the registrant’s most recently completed second fiscal quarter, was $55.1 million based upon the last reported sales price for such date on the Nasdaq Global Market.

There were 92,953,666 shares of common stock outstanding as of April 22, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (this “Amendment”) amends our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission (the “SEC”), on April 15, 2026 (the “2025 Form 10-K”). As we do not intend to file a definitive proxy statement for our 2026 annual stockholder meeting within 120 days of the end of our fiscal year ended December 31, 2025, we are filing this Amendment pursuant to General Instruction G(3) of Form 10-K to include in Part III the information that was not included in the 2025 Form 10-K. This Amendment amends the cover page, Items 10 through 14 of Part III, and Item 15 of Part IV of the 2025 Form 10-K. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by our principal executive officer and principal financial officer are filed as exhibits to this Amendment. Accordingly, Item 15 of Part IV is amended to include the currently dated certifications as exhibits. Except as described above, this Amendment does not amend, modify or update the other disclosures in the 2025 Form 10-K. The 2025 Form 10-K continues to speak as of the date of the 2025 Form 10-K, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the 2025 Form 10-K. This Amendment should be read in conjunction with the 2025 Form 10-K and with our other filings with the SEC.

In this Amendment, we refer to Veritone, Inc. as the “Company,” “Veritone,” “we,” or “us” and to our Board of Directors as our “Board.”

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Amendment and the 2025 Form 10-K contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act, and we intend that such forward-looking statements be subject to the safe harbors created thereby. All statements made in this Amendment and the 2025 Form 10-K that are not statements of historical fact are forward-looking statements. Without limiting the generality of the foregoing, words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "continue," "can," "may," "plans," "potential," "projects," "seeks," "should," "will," "would" or similar expressions and the negatives of those expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, but are not limited to, any statements that refer to projections of our future financial condition and results of operations, capital needs and financing plans, competitive position, industry environment, potential growth and market opportunities, sale, divestiture, or acquisition plans and strategies, compensation plans, governance structure and policies and/or the price of our common stock.

The forward-looking statements included in this Amendment and the 2025 Form 10-K represent our management's current expectations and assumptions based on information available as of the date of this report. These statements involve numerous known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause or contribute to such differences include, but are not limited to:

- *our ability to continue as a going concern, including our ability to repay our 1.75% convertible senior notes due in November 2026 (the "Convertible Notes") prior to their scheduled maturity;*
- *our ability to expand our aiWARE SaaS business;*
- *declines or limited growth in the market for AI-based software applications and concerns over the use of AI that may hinder the adoption of AI technologies;*
- *our requirements for additional capital and liquidity to support our operations, our business growth, and repay or refinance our Convertible Notes prior to their scheduled maturity and the availability of such capital on acceptable terms, if at all;*
- *our reliance upon a limited number of key customers for a significant portion of our revenue, and the corresponding risk of declines in key customers' usage of our products and other offerings;*
- *our identification of existing material weaknesses in our internal control over financial reporting and plans for remediation;*
- *fluctuations in our results over time;*
- *the impact of seasonality on our business;*
- *our ability to manage our growth, including through acquisitions and expansion into international markets;*
- *our ability to enhance our existing products and introduce new products that achieve market acceptance and keep pace with technological developments;*
- *our expectations with respect to the future performance of our products, such as Intelligent Digital Evidence Management System and Veritone Data Refinery, including as drivers of future growth;*
- *actions by our competitors, partners and others that may block us from using third party technologies in our aiWARE platform, offering it for free to the public or making it cost prohibitive to continue to incorporate such technologies into our platform;*
- *interruptions or performance problems with our technology and infrastructure, or that of third parties with whom we work;*

- *the impact of the continuing economic disruption caused by macroeconomic and geopolitical factors, including lingering economic disruption caused by international conflicts, financial instability, inflation and the responses by central banking authorities to control inflation, monetary supply shifts, high interest rates, the imposition of tariffs, trade tensions, and global trade disputes, and the threat of recession in the United States and around the world on our business and our existing and potential customers; and*
- *any additional factors discussed in more detail in Part I, Item 1,* Business*, Part I, Item 1A,* Risk Factors*, and Part II, Item 7,* Management's Discussion and Analysis of Financial Condition and Results of Operations*, of the 2025 Form 10-K.*

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations. You should carefully review these risks, as well as the additional risks described in other documents we file from time to time with the SEC. In light of the significant risks and uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking information, which speaks only as of the date of this report.

Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements.

Except as required by law, we assume no obligation to update any forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We qualify all of our forward-looking statements by these cautionary statements.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

Background of Directors

Our Board of Directors is currently fixed at six directors. Our Fourth Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") and Amended and Restated Bylaws ("Bylaws") provide for a staggered, or classified, Board consisting of three classes of directors, each serving a staggered three-year term and with one class being elected at each year's annual meeting of stockholders as follows:

- the Class III directors are Mr. Francisco Morales and Mr. Ryan Steelberg, and their terms will expire at the annual meeting of stockholders to be held in 2026.
- the Class I directors are Mr. Richard H. Taketa and Mr. Michael Keithley, and their terms will expire at the annual meeting of stockholders to be held in 2027.
- the Class II directors are Mr. Knute P. Kurtz and Mr. Michael Zilis, and their terms will expire at the annual meeting of stockholders to be held in 2028.

Upon the expiration of the term of a class of directors, directors for that class may be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Each director's term is subject to the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Subject to any rights applicable to any then outstanding preferred stock, any vacancies on our Board may be filled only by the affirmative vote of a majority of the directors then in office.

All of our directors bring to the Board a wealth of executive leadership experience. In addition, of our current six Board members, two members identify as part of an under-represented community. Below we identify and describe the key experience, qualifications, and skills our directors bring to the Board that are important in light of our businesses and structure. The directors' experiences, qualifications, and skills that the Board considers in their nominations are included in their individual biographies.

The following descriptions present information as of April 29, 2026, about our directors:

Name	Principal Occupation	Age	Class	Term Expires	Director Since
Michael Keithley	Former Chief Information Officer, United Talent Agency	63	I	2027	2024
Richard H. Taketa	President, Taketa Capital Corporation	54	I	2027	2019
Knute P. Kurtz	Independent Investor	70	II	2028	2017
Michael Zilis	Chief Financial Officer, Ingram Micro	56	II	2028	2023
Ryan Steelberg	President and Chief Executive Officer and Chairman of the Board, Veritone, Inc.	52	III	2026	2014
Francisco Morales	Co-Founder and Executive Chairman, 5.11 Tactical	52	III	2026	2025

Michael Keithley has served as our director since June 2024. From March 2017 until April 2024, Mr. Keithley served as the Chief Information Officer at United Talent Agency. In this capacity, he was responsible for all aspects of United Talent Agency's technology platform and advised clients and companies on emerging digital business models, distribution platforms and other technology-related issues. In addition to managing United Talent Agency's Information Technology department, Mr. Keithley provided United Talent Agency's clients with corporate consulting, marketing, venture funding and strategic advisory services to companies ranging from start-ups to Fortune 500 companies. Prior to his role at United Talent Agency, Mr. Keithley was the Chief Information Officer and Chief Technology Officer at Creative Artists Agency from 1991 to 2016, where he made significant contributions to the agency's technological advancement and digital strategy. Mr. Keithley currently serves on the board of directors of Bfilter Inc., and on numerous startup and venture capital advisory boards. Michael holds a B.S. in Business Information Systems from Arizona State University. We believe that Mr. Keithley is qualified to serve on our Board based on his blend of strategic vision, technological expertise, and leadership experience, all of which make him an invaluable asset to our Board.

Richard H. Taketa has served as our director since May 2019. Since September 2018, Mr. Taketa has been President of Taketa Capital Corporation, a private equity investment and consulting company. Previously, he served as President and Chief Executive Officer of York Risk Services, Inc. ("York"), a leading provider of technology-enabled, integrated insurance services to the property and casualty insurance industry, from January 2014 to September 2018, and served as Chairman of York's board of directors from October 2014 to July 2017. Prior to becoming York's Chief Executive Officer, Mr. Taketa served in a variety of capacities including as the President of Commercial Business, Chief Operating Officer and Chief Strategy Officer. Mr. Taketa joined York in 2006 upon its acquisition of Southern California Risk Management Associates, a regional provider of third-party administration services to insurance companies, where he had served as Chief Executive Officer since 2004. Prior to that, he was a co-founder and managing director of Eventide Capital, a small private equity firm, after working as a corporate securities lawyer with DLA, a global law firm and in various public policy roles with non-governmental organizations in Washington, D.C. Mr. Taketa has served on the board of directors of Palomar Holdings, Inc., a publicly traded provider of property catastrophe insurance, since 2019, and has served on the board of Farmers and Merchants Bank of Long Beach since May 2024. He has also served on the boards of directors of several privately held companies and charitable organizations. He was named an Ernst & Young's Entrepreneur of the Year in 2017 for the State of New Jersey. He has been a recurring guest lecturer at the Stanford Graduate School of Business and is a member of the California Bar Association, inactive status. Mr. Taketa holds a Bachelor of Arts degree from Colgate University and a law degree from Stanford Law School. We believe that Mr. Taketa is qualified to serve on our Board based on his extensive experience in financing, developing and managing high-growth, technology-enabled companies, as well as his experience in the insurance and healthcare industries, corporate law and governance, mergers and acquisitions, public policy, and operating in regulated markets.

Knute P. Kurtz has served as our director since June 2017. Until his retirement in June 2016, Mr. Kurtz was the Managing Partner of the Orange County office of PricewaterhouseCoopers LLP ("PwC"). During his ten years in that role, Mr. Kurtz was responsible for leading all important market facing activities on behalf of PwC and overseeing the delivery of assurance, financial/tax and advisory services to public and private clients in the market. He was a member of PwC's senior leadership for the Southern California, Phoenix and Las Vegas cluster of offices and also served as the Market Leader for PwC's Private Company Services practice in that region. Prior to his role in the Southern California market, Mr. Kurtz served in various other leadership positions with PwC over a career that spanned 38 years and six offices throughout the United States. His professional experience includes serving as the lead advisor and audit partner to public and private clients in a number of different industry sectors and companies as diverse as Fortune 500 companies to high tech start-up entities. In addition to financial/audit services, he has extensive experience in capital market transactions including initial public offerings, mergers and acquisitions and debt offerings. His client work has also included advising audit committees and senior management on matters pertaining to corporate governance, risk assessments, internal controls and strategic initiatives. Mr. Kurtz holds a Bachelor of Science from Nicholls State University. We believe that Mr. Kurtz is qualified to serve on our Board based on his extensive experience and knowledge in accounting and auditing matters involving publicly traded technology companies, which provide our Board with valuable insight in their oversight of our company in these areas.

Michael Zilis has served as our director since December 2023. Mr. Zilis has served as Executive Vice President and Chief Financial Officer of Ingram Micro Holding Corporation ("Ingram Micro") since January 2020. He joined Ingram Micro in 2006 as Senior Vice President and Corporate Controller, heading the company's financial planning and analysis, external and internal financial reporting, long-term strategic planning, financial due diligence and merger and acquisition work. In addition, between 2012 and 2020, Mr. Zilis held a variety of roles at Ingram Micro, including EVP and President of Asia Pacific, most recently from 2017 to 2020, and prior to that, Emerging Markets and Latin American regional operations. Prior to Ingram Micro, Mr. Zilis was Vice President and Corporate Controller for Avnet, Inc., where he was instrumental in leading the company's cost-saving initiatives and efforts to streamline and add efficiency to ongoing processes. Mr. Zilis began his career with 10 years in the commercial audit practice of Arthur Andersen LLP. He is a licensed Certified Public Accountant (inactive) and received his Bachelor of Science degree in Finance and Accounting from Boston College. We believe that Mr. Zilis is qualified to serve on our Board based on his financial expertise and service as the chief financial officer of a large publicly-traded multinational technology company.

Ryan Steelberg is a co-founder of our company and has served as our Chief Executive Officer since January 2023. Mr. Steelberg has also served as a director since our inception in June 2014, and he was appointed as Chairman of our Board in January 2024. From March 2017 to December 2022, Mr. Steelberg served as our President. From October 2007 to June 2014, he served as the President and Chief Executive Officer of Brand Affinity Technologies, Inc. and as a member of the Board of Directors. Prior to that, Mr. Steelberg served as the Head of the Radio Division of Google Inc. from February 2006 to February 2007. From September 2004 to February 2006, he was the co-founder and President of dMarc Broadcasting, an advertising company that was acquired by Google Inc. in 2006. In 1995, he co-founded AdForce, an Internet ad-serving and management solutions provider, and in 1998, he co-founded 2CAN Media, an internet advertising sales organization. AdForce and 2CAN Media were each sold in 1999. Mr. Steelberg attended the University of California, Los Angeles from 1992 to 1994. We believe that Mr. Steelberg is qualified to serve on our Board because of his extensive experience in the business development, technology, marketing and management of enterprises in the artificial intelligence, media and digital technology industries. In addition, Mr. Steelberg's intimate knowledge of our operations, products and technology solutions provides our Board with an in-depth understanding of our company.

Francisco Morales is a Board Member and Co-Founder of 5.11 Tactical. He served as Chief Executive Officer of 5.11 Tactical from September 2018 to January 2024 and as Executive Chairman through 2025. Mr. Morales is also the Chief Executive Officer of Linksoul and serves on the boards of two nonprofit foundations supporting law enforcement. Mr. Morales holds a B.S. from Philadelphia University and an M.B.A. from the Thunderbird School of Global Management. We believe that Mr. Morales is qualified to serve on our Board because of his experience with public safety customers and his operational and marketing expertise.

Background of Executive Officers

The following descriptions present information, as of April 29, 2026, about our executive officers.

Name	Age	Title
Ryan Steelberg[(1)]	52	President and Chief Executive Officer; Chairman of the Board
Michael L. Zemetra	55	Executive Vice President, Chief Financial Officer and Treasurer

(1) The biography of Ryan Steelberg is presented under the heading "Background of Directors." Mr. Zemetra's biography is set forth below.

We did not have any other "executive officers" (as defined in Rule 3b-7 under the Exchange Act) during fiscal year 2025.

Michael L. Zemetra has served as our Executive Vice President, Chief Financial Officer and Treasurer since October 2020. From April 2018 to October 2020, Mr. Zemetra served as Executive Vice President and Chief Financial Officer of LiveXLive Media, LLC, a global digital media company. From April 2017 to March 2018, Mr. Zemetra served as Vice President of Finance and Divisional Chief Financial Officer of the Cloud Services Division of J2 Global, Inc., a provider of cloud-based software and digital media services. From June 2013 to August 2016, Mr. Zemetra served as Chief Financial Officer and Chief Accounting Officer of Global Eagle Entertainment, an in-flight entertainment services company. From May 2008 to June 2013, Mr. Zemetra served as Senior Vice President and Chief Accounting Officer of Demand Media, Inc. (now Leaf Group), a digital content and media company. Prior to that, from May 2000 to February 2008, Mr. Zemetra held senior financial positions with a number of publicly traded SaaS, technology and digital media companies. Mr. Zemetra began his career in the Technology and Entertainment groups of PricewaterhouseCoopers LLP. Mr. Zemetra holds a Masters Degree in Accounting from the University of Southern California and a Bachelor of Arts in Business-Economics from the University of California, Riverside, and earned his CPA from the State of California.

Family Relationships

There are no family relationships between any director, executive officer or person nominated or chosen to become a director or executive officer, except that Chad Steelberg and Ryan Steelberg are brothers.

Legal Proceedings

On December 15, 2014, Brand Affinity Technologies, Inc. filed a petition for relief under the Bankruptcy Code commencing the matter of *In re Brand Affinity Technologies, Inc.*, United States Bankruptcy Court for the Central District of California, Santa Ana Division, Case No. 8:14-bk-17244 SC. Chad Steelberg and Ryan Steelberg previously served as officers, directors and beneficial owners of Brand Affinity Technologies, Inc. The Bankruptcy Court entered an order closing this bankruptcy case on December 5, 2016.

Corporate Governance Guidelines

Our Board has developed corporate governance practices to help it fulfill its responsibility to stockholders to oversee the work of management in the conduct of the Company's business and to seek to serve the long-term interests of stockholders. The Company's corporate governance practices are memorialized in our Corporate Governance Guidelines which direct our Board's actions with respect to, among other things, our Board composition and director qualifications, composition of the Board's standing committees, stockholder communications with the Board, succession planning and the Board's annual performance evaluation.

A current copy of our Corporate Governance Guidelines is available on our website at *investors.veritone.com*.

Annual Board Evaluations

Pursuant to our Corporate Governance Guidelines and the charter of the Corporate Governance and Nominating Committee, the Corporate Governance and Nominating Committee oversees an annual evaluation of the performance of the Board and each of its committees to assess the overall effectiveness of the Board and its committees. The evaluation process is designed to facilitate ongoing, systematic examination of the Board's effectiveness and accountability, and to identify opportunities for improving its operations and procedures. The effectiveness of individual directors is considered each year when the directors stand for re-nomination.

Director Independence

Our Board affirmatively determined that a majority of the members of our Board qualify as "independent," as required under applicable Nasdaq rules. Our Board affirmatively determined that each of Messrs. Keithley, Kurtz, Morales, Taketa, and Zilis qualify as an "independent director" under the applicable rules of Nasdaq and the SEC. In making these determinations, the Board found that none of these directors had a material or other disqualifying relationship with the Company. Our Board determined that Mr. Ryan Steelberg does not qualify as an "independent director" and previously determined that our former director, Mr. Chad Steelberg, did not qualify as an "independent director" during the period of fiscal year 2025 that he served on our Board. Chad Steelberg resigned from our Board, effective March 12, 2025.

In making its independence determinations, our Board considered the relationships that each of these non-employee directors and director nominees has with the Company, and all other facts and circumstances our Board deemed relevant in determining their independence. As required under applicable Nasdaq rules, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present.

All members of our Audit, Compensation, and Corporate Governance and Nominating Committees are independent directors. In addition, each of the members of the Audit Committee and Compensation Committee meet the additional independence criteria required for membership on those committees under applicable Nasdaq listing standards. Our Board also has determined that each member of the Audit Committee qualifies as an "audit committee financial expert" under SEC rules.

Board Leadership and Structure

Our Corporate Governance Guidelines provide that the Board will exercise its discretion in combining or separating the offices of the Chairman of the Board and the Chief Executive Officer, based on the Board's judgment of the best interests of the Company and its stockholders from time to time. Mr. Ryan Steelberg currently serves as our Chief Executive Officer and Chairman of the Board. Our Board believes that it is in the best interests of the Company and our stockholders for Mr. Steelberg to serve as both Chief Executive Officer and Chairman of the Board, given his knowledge of and experience with the Company, his familiarity with our industry and his strategic vision. We do not currently have a lead independent director.

Board Role in Risk Oversight

The Board believes that effective risk management involves our entire corporate governance framework. Both management and the Board have key responsibilities in managing risk throughout the Company. Management continually monitors the material risks we face, including financial risk, strategic risk, cybersecurity risk, enterprise and operational risk and legal and compliance risk. The Board, both as a whole and at the committee level, has an active role in, and is responsible for, exercising oversight of management's identification and management of, and planning for, those risks as shown below. In fulfilling this oversight role, our Board focuses on understanding the nature of our enterprise risks, including our operations and strategic direction, as well as the adequacy of our risk management process and overall risk management system. Our Board performs these functions in a number of ways, including the following:

- at its regularly scheduled meetings, the Board receives management updates on our business operations, financial results, committee activities, and strategy and discusses risks related to the business;
- the Audit Committee assists the Board in its oversight of risk management by discussing with management our policies regarding financial risk management, including major risk exposures, and the steps management has taken to monitor and mitigate such exposures;
- the Compensation Committee assists the Board by evaluating potential risks related to our compensation programs; and

- through management updates and committee reports, the Board monitors our risk management activities, including the enterprise risk management process and cybersecurity risks, risks relating to our compensation programs, risks related to environmental, social and governance practices, and financial, legal and operational risks.

Board Responsibilities

- Overall oversight concerning the assessment and management of risk related to our business
- Decision-making for fundamental financial and business strategies and major corporate activities, including material acquisitions and financings
- Oversight of management and Board committees
- Oversight of information technology and cybersecurity risk policies
- Receives regular reports from Board committees on specific risk oversight responsibilities
- Receives regular reports from management regarding business operations and strategic planning, financing planning, cybersecurity risks, as well as the processes we have implemented to address them, and budgeting and regulatory matters

Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
• Oversight of accounting and financial reporting processes and audits of financial statements • Oversight of financial risk management policies and controls • Oversight of quality and integrity of the accounting, auditing, internal control and financial reporting practices • Responsible for the appointment, compensation, retention and oversight of independent registered public accounting firm • Oversight of the internal audit function	• Oversight of compensation plans, policies and programs and overall philosophy including confirming that incentive pay arrangements do not encourage unnecessary risk taking	• Identifies, evaluates and provides recommendations regarding Board and Committee composition • Oversight of evaluation of the Board and Committees • Advises Board on corporate governance matters and Board performance matters • Oversight of our governance frameworks and risk management for the ethical, transparent and responsible use of AI and other emerging technologies • Oversight of our data privacy and cybersecurity governance

Management Responsibilities

- Identify material risks faced by the Company
- Implement appropriate risk management strategies
- Integrate risk management into our decision-making process
- Ensure that information with respect to material risks is transmitted to the Board or the appropriate Board committee

Risk Areas

- Strategic
- Reputational
- Financial
- Operational
- Legal, regulatory and compliance
- Financial reporting and internal control
- Information systems, data privacy and cybersecurity
- Human capital management
- ESG/sustainability

Executive Sessions

As required under applicable Nasdaq listing rules, in the last fiscal year, the Company's independent directors met in regularly scheduled executive sessions of the Board and its committees at which only independent directors were present. Our independent directors have robust and candid discussions at these executive sessions during which they can critically evaluate the performance of our Company, Chief Executive Officer and management. These private sessions are generally held in conjunction with the regular quarterly Board meetings. Other private meetings are held as often as deemed necessary by the independent directors.

In addition, executive sessions of the Audit Committee are typically scheduled following regular meetings of the Audit Committee (with our independent auditors, with the head of our internal audit department, with outside counsel and/or with executive management, if deemed necessary). Executive sessions of the Compensation Committee and the Corporate Governance and Nominating Committee are held when deemed necessary by the members of such committees.

Committees of Our Board

Our Board has a standing Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. Each committee operates under a written charter adopted and reviewed annually by our Board, which satisfy the applicable standards of the SEC and Nasdaq. Copies of the charters of all standing committees are available on our website at *investors.veritone.com* under "Governance." Our Board may establish other committees from time to time as deemed appropriate by our Board based on the needs of our Board and the Company.

The composition of each of our three standing committees as of the date of this Amendment is set forth below. Mr. Ryan Steelberg, our President, Chief Executive Officer and Chairman of our Board, does not serve on any committees of the Board.

Name	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Knute P. Kurtz	Chairperson		X
Michael Keithley		X	Chairperson
Francisco Morales			X
Richard H. Taketa	X	Chairperson	
Michael Zilis	X	X	

Audit Committee

Our Audit Committee consists of Messrs. Kurtz, Taketa and Zilis, and Mr. Kurtz serves as the Chairman. Our Board has affirmatively determined that each of Messrs. Kurtz, Taketa and Zilis meets the definition of an "independent director" for purposes of serving on an audit committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, our Board has determined that each of Messrs. Kurtz, Taketa and Zilis qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K.

Our Audit Committee has the responsibility to, among other things:

- review and evaluate our annual and quarterly financial statements and reports, and discuss these statements and reports with our independent registered public accounting firm and management;
- assess the independence and qualifications of, appoint and, where appropriate, replace our independent registered public accounting firm;
- evaluate the performance of our independent registered public accounting firm;
- review the proposed scope and results of the audit, and serve as the primary point of contact with our independent registered public accounting firm through the audit process with respect to key audit matters;
- review and pre-approve audit and non-audit fees and services;
- review accounting and financial controls with our independent registered public accounting firm and our financial and accounting staff, and oversee the process of addressing any issues that arise with respect to the scope, adequacy and effectiveness of these controls;
- review and approve transactions between us and our directors, officers and affiliates;
- recognize and prevent prohibited non-audit services;
- establish procedures for complaints received by us regarding accounting matters;
- oversee internal audit functions; and
- review and evaluate our primary risk exposures.

Compensation Committee

Our Compensation Committee consists of Messrs. Keithley, Taketa and Zilis, and Mr. Taketa serves as the Chairman. Our Board has determined that each member serving on the Compensation Committee is "independent" as that term is defined in the applicable Nasdaq rules.

Our Compensation Committee has the responsibility to, among other things:

- review and determine the compensation arrangements for our executive officers;
- establish and review general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

- administer our equity incentive plans and other incentive compensation plans;
- evaluate the performance of our Chief Executive Officer and participate in the evaluation of other executive management;
- evaluate and make recommendations to our Board regarding the compensation of our Board and its committees;
- evaluate whether the Company's compensation plans, programs or practices would encourage unnecessary or excessive risk-taking; and
- review the independence of any compensation advisers engaged by our Compensation Committee.

From time to time, the Compensation Committee has retained a compensation consultant as it deems necessary to provide advice as to market levels of compensation, compensation program design and compensation trends. In 2025, our Compensation Committee engaged the services of Compensia, Inc. ("Compensia"), a compensation consulting firm, to advise the Compensation Committee regarding, among other things, the amount and types of compensation that we provide to our executives and directors, our compensation philosophy and how our compensation practices compare to the compensation practices of other similar and peer companies. Compensia does not provide any services to us other than the services provided to the Compensation Committee. The Compensation Committee has assessed the independence of Compensia pursuant to SEC rules and Nasdaq listing standards and concluded that no conflict of interest exists that would prevent Compensia from independently representing the Compensation Committee.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee consists of Messrs. Keithley, Kurtz and Morales, and Mr. Keithley serves as the Chairman. Our Board has determined that each member serving on the Corporate Governance and Nominating Committee is "independent" as that term is defined in the applicable Nasdaq rules.

Our Corporate Governance and Nominating Committee has the responsibility to, among other things:

- identify, evaluate and make recommendations to our Board regarding prospective director nominees;
- oversee the evaluation of our Board and its committees;
- review developments in corporate governance practices;
- evaluate the adequacy of our corporate governance practices and reporting;
- develop, periodically review and make recommendations to our Board regarding corporate governance guidelines and matters;
- oversee our governance frameworks and risk management for the ethical, transparent and responsible use of AI and other emerging technologies; and
- oversee our data privacy and cybersecurity governance.

Corporate Responsibility

Code of Ethics

We have adopted a written Code of Business Conduct and Ethics (the "Code of Conduct") which is applicable to our directors, officers and employees, including our principal executive officer, principal financial and accounting officer, or persons performing similar functions. A copy of the Code of Conduct is available on our website at *investors.veritone.com*. To the extent required by rules adopted by the SEC and Nasdaq, we intend to promptly disclose on our website or in a Current Report on Form 8-K future amendments to certain provisions of the Code of Conduct, or waivers to such provisions granted to any executive officer or director.

Insider Trading Policy

We have adopted an insider trading policy (our "Insider Trading Policy") and procedures that govern the purchase, sale and other dispositions of our securities by our directors, officers and employees. We believe our Insider Trading Policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. In addition, it is our practice to comply with the applicable laws and regulations relating to insider trading. A copy of our insider trading policy is filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on April 15, 2026.

Hedging Policy

Pursuant to our Insider Trading Policy, which applies to all directors, officers and other employees of the Company, certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, are strongly discouraged. Our Insider Trading Policy requires that any hedging or similar arrangement proposed by any director, officer or other employee must be reviewed and approved in advance by our Compliance Officer. Any request for pre-approval of a hedging or similar arrangement must be submitted to the Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must set forth a justification for the proposed transaction. All determinations by the Compliance Officer under our Insider Trading Policy are final and not subject to further review.

Director and Executive Compensation and Indemnification Agreements

See "Item 11. Executive Compensation" for discussion of the compensation of our executive officers and our non-employee directors.

See "Item 13. Certain Relationships and Related Transactions, and Director Independence—Indemnification of Directors and Officers" for discussion of our indemnification arrangements with our directors and executive officers.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely upon the review of reports filed electronically with the SEC during, or with respect to, fiscal year 2025, and written representations that no other reports were required, all of our officers, directors and greater than ten percent stockholders have complied with all applicable Section 16(a) filing requirements during the year ended December 31, 2025, except that Ryan Steelberg reported one transaction on a late Form 4 filing and Francisco Morales reported one transaction on a late Form 4 filing.

Item 11. ***Executive Compensation.***

We are eligible, and have chosen, to comply with the scaled executive and director compensation disclosure rules applicable to a "smaller reporting company," as defined in applicable SEC rules.

Director Compensation

Overview

Our non-employee director compensation program is comprised of two key components: equity awards and cash retainer fees. Non-employee director compensation is reviewed by our Compensation Committee on an annual basis. The compensation components and amounts that were in effect for 2025 are described below.

- ***Equity Awards:*** each non-employee director receives awards of RSUs under the automatic grant program for non-employee directors approved by our Compensation Committee and issued under our 2023 Plan, including:

- *Annual RSU Award*: on the date of each annual meeting of our stockholders, each non-employee director will be granted a number of RSUs having a grant date value equal to $150,000, which RSUs will vest on the first anniversary of the grant date (or the day immediately preceding the date of the next regular annual meeting following the grant date, if earlier), subject to the non-employee director's continued service to us through the vesting date; and
- *Initial Time-Based RSU Award for New Directors*: for each new non-employee director appointed or elected to the Board other than on the date of an annual meeting of our stockholders, on the date of initial appointment or election to our Board, each such new non-employee director will be granted a number of RSUs having a grant date value equal to a prorated portion of the $150,000 annual RSU award (such proration based on the number of whole months that have elapsed from the date of our last annual meeting of stockholders to the date of such initial appointment or election but not more than 12 months), which RSUs will vest on the first anniversary of the grant date (or the day immediately preceding the date of the next regular annual meeting following the grant date, if earlier), subject to the non-employee director's continued service to us through the vesting date.

Each non-employee director's initial RSU award or annual RSU award outstanding immediately prior to the occurrence of a change in control (as defined in the applicable equity plan) will fully accelerate vesting at such time, subject to the non-employee director's continued service to us through immediately prior to the occurrence of the change in control. The number of RSUs issued for each initial RSU award or annual RSU award in 2025 is determined by dividing $150,000 by the closing price of our Common Stock on that date, or such other "floor" price that may be set by the Compensation Committee which exceeds the closing price of our Common Stock on that date.

- ***Board Fees:*** on an annual basis, each non-employee director receives an annual cash retainer for serving as a member of our Board in the amount of $30,000;
- ***Lead Independent Director Fee***: in addition to the annual cash retainer set forth above, the lead independent director of our Board, if any, receives an additional annual retainer in the amount of $15,000; and
- ***Committee Fees:*** on an annual basis, each non-employee director serving as a member of our Audit Committee, our Compensation Committee, or our Corporate Governance and Nominating Committee receives an annual cash retainer in the amount of $7,500, $5,000 and $2,500, respectively. In addition, each non-employee director serving as Chair of our Audit Committee, Chair of our Compensation Committee, and Chair of our Corporate Governance and Nominating Committee receives an additional annual cash retainer of $20,000, $15,000, and $7,500, respectively.

The annual cash retainer fees are paid in equal quarterly installments in arrears, prorated for any partial months of service. Our directors are also reimbursed for expenses incurred in attending Board and/or committee meetings. All such expenses must be in accordance with our travel and expense reimbursement policy.

Our President, Chief Executive Officer and Chairman of the Board, Ryan Steelberg, does not receive any additional compensation for his service on our Board.

In December 2025, we amended our non-employee director compensation policy, effective as of January 1, 2026, to (i) increase the additional retainer fee for the lead independent director to $20,000, (ii) increase the annual cash retainer for the Chair of our Audit Committee, Chair of our Compensation Committee, and Chair of our Corporate Governance and Nominating Committee to $27,500, $20,000 and $10,000, respectively and (iii) approve a one-time special RSU award, which will be granted on the date of our 2026 annual meeting of stockholders to each person who is a non-employee director as of such date and who served as a non-employee director on December 31, 2025. The one-time special RSU awards will have a grant-date value equal to $150,000 and will vest on the first anniversary of the grant date (or the day immediately preceding the date of our 2027 annual meeting of stockholders, if earlier), subject to the non-employee director's continued service to us through the vesting date. The one-time special RSU awards are intended to recognize the extraordinary time and effort expended by the Board in 2025 in connection with the Company's financings and other strategic initiatives and transaction.

2025 Director Compensation

The table below sets forth cash compensation earned by each non-employee director, and the grant date fair values of equity awards granted to each non-employee director, during the fiscal year ended December 31, 2025. All compensation of Ryan Steelberg is reported in the "Summary Compensation Table" and has been excluded from the table below.

Name	Fees Earned or Paid in Cash[3] ($)	RSU Awards[4][5] ($)	All Other Compensation ($)	Total ($)
Michael Keithley	45,000	42,000[6]	—	87,000
Knute P. Kurtz	60,000	42,000[6]	—	102,000
Francisco Morales[1]	33,996	62,325[7]	—	96,321
Chad Steelberg[2]	5,968	—	550,000[8]	555,968
Richard H. Taketa	57,500	42,000[6]	—	99,500
Michael Zilis	42,500	42,000[6]	—	84,500

(1) Mr. Morales was appointed to the Board in March 2025.

(2) Mr. Chad Steelberg resigned from the Board in March 2025.

(3) Reflects cash retainer fees earned in 2025 by each non-employee director for service on our Board and committees of our Board, as applicable.

(4) Reflects the grant date fair values of RSU awards granted to each non-employee director in 2025, calculated in accordance with ASC Topic 718.

(5) The number of stock awards, consisting of RSUs and non-qualified stock options, held as of December 31, 2025 by each non-employee director serving on the Board on such date is set forth in the table below.

Name	Aggregate Number of Shares Underlying Outstanding RSUs	Aggregate Number of Shares Underlying Outstanding Options
Michael Keithley	30,000	—
Knute P. Kurtz	30,000	8,688
Francisco Morales	30,000	—
Richard H. Taketa	30,000	8,688
Michael Zilis	30,000	—

(6) RSUs representing a right to receive 30,000 shares of our common stock were awarded to each of our then-serving non-employee directors on June 13, 2025, and the grant date fair value of such awards was determined as computed in accordance with ASC Topic 718. Such RSUs will vest in full on June 13, 2026.

(7) RSUs representing a right to receive 7,500 shares of our common stock were awarded to Mr. Morales on March 20, 2025 in connection with his appointment to the Board, with a grant date fair value of $20,325 computed in accordance with ASC Topic 718 based on the closing price of our common stock on the date of grant of $2.71 per share. This initial RSU award vested on June 12, 2025 (the day immediately preceding the 2025 annual meeting of stockholders). In addition, RSUs representing a right to receive 30,000 shares of our common stock were awarded to Mr. Morales on June 13, 2025, with a grant date fair value of $42,000 as described in footnote (6) above.

(8) Reflects amounts paid in cash pursuant to a Consulting Agreement, dated January 4, 2023, between the Company and Steel Holdings, LLC, an entity affiliated with Mr. Chad Steelberg, as amended (the "Amended Consulting Agreement"). Under the Amended Consulting Agreement, the Company paid Steel Holdings, LLC $550,000 for the period from January 1, 2025 through December 31, 2025. The Amended Consulting Agreement expired by its terms on December 31, 2025. On January 1, 2026, the Company entered into an Independent Contractor Services Agreement with Steel Holdings, LLC (the "2026 Consulting Agreement"), pursuant to which the Company will pay Steel Holdings, LLC $12,500 per month in cash for business development services related to our software and services for the period from January 2026 through December 2026.

Executive Compensation

The following is a summary of the compensation policies, plans and arrangements for all individuals who served at any time as an executive officer of the Company during 2025. This summary should be read in conjunction with the Summary Compensation Table and related disclosures set forth below. We are eligible to, and have chosen to, comply with the executive compensation disclosure rules applicable to a "smaller reporting company," as defined in applicable SEC rules.

Overview

Our executive compensation plans and arrangements are overseen and administered by our Compensation Committee, which is comprised entirely of independent directors as determined in accordance with applicable Nasdaq rules. Our Compensation Committee has established compensation plans and arrangements that are intended to fulfill three primary objectives: first, to attract and retain the high caliber executives required for the success of our business; second, to reward these executives for strong financial and operating performance; and third, to align their interests with those of our stockholders to incentivize them to create long-term stockholder value.

The key components of executive compensation are base salaries, cash incentives and equity awards.

Our executive compensation program is designed to pay for performance. Our Compensation Committee believes it is important to structure a significant portion of our named executive officers' compensation so that it is aligned with the Company's corporate strategies and business objectives, and it incentivizes our named executive officers to create long-term value for our stockholders without encouraging unnecessary or excessive risk taking. In line with this compensation philosophy, generally, a substantial majority of each named executive officer's annual compensation opportunity is not fixed but consists of performance-based compensation (annual bonus opportunity and equity awards with performance-based vesting requirements) and/or compensation tied to long-term vesting requirements with a value dependent on our stock price (all equity awards).

Our Compensation Committee reviews and evaluates executive compensation on an annual basis.

Compensation Components

Base Salaries

Pursuant to Mr. Steelberg's 2023 employment agreement, his annual base salary was set initially at $525,000. Mr. Steelberg voluntarily reduced his salary to $1 in May 2023, and such reduction remained in effect until February 2025. On February 10, 2025, the Compensation Committee of our Board approved an increase in the annual base salary of Mr. Steelberg to $665,000, which the Compensation Committee believed returned his base salary to an amount more reflective of market levels. The base salary increase became effective as of January 1, 2025.

Pursuant to Mr. Zemetra's 2023 employment agreement, his annual base salary was set initially at $400,000. Effective January 1, 2025, Mr. Zemetra's annual base salary was increased to $428,000.

Cash Incentives

The Compensation Committee has established a cash incentive program for our executive officers to link a significant portion of each executive's total compensation to the achievement of two pre-established annual financial performance goals and one non-financial performance goal based upon the achievement of certain strategic business objectives. For 2025, the Compensation Committee established target and maximum levels for each financial measure, with the target level corresponding to the level for such measure reflected in our annual operating plan and the maximum level reflecting significant overachievement of the target level. Payouts are prorated on a straight-line basis in the event of achievement between the target and maximum levels for the applicable financial measure.

2025 Annual Bonus. For 2025, the target and maximum incentive amounts for Mr. Steelberg were set at 100% and 200%, respectively, of his annual base salary and the target and maximum incentive amounts for Mr. Zemetra were set at 60% and 120%, respectively, of his annual base salary, in each case pursuant to the terms of the applicable officer's employment agreement.

For 2025, the Compensation Committee established an annual bonus program (the "2025 Bonus Program") under which certain employees, including Mr. Steelberg and Mr. Zemetra, were eligible to receive a bonus for 2025. The Compensation Committee selected reported GAAP revenue and non-GAAP net loss prior to any bonus accrual as the financial performance measures for the 2025 Bonus Program, with such measures weighted equally at 37.5%, and one non-financial performance measure based upon the achievement of certain strategic business objectives, which measure was weighted at 25%. The target level of achievement for each measure, corresponding to a 100% payout for the applicable measure, was as follows: (i) reported GAAP revenue of $111.1 million and (ii) non-GAAP net loss prior to any bonus accrual of $22 million. The maximum level of achievement for each measure was (i) reported GAAP revenue of $124.9 million and (ii) non-GAAP net loss prior to any bonus accrual of $12.0 million. The aggregate maximum payout for achievement of both measures was capped at 200% of the aggregate target payout. At target and maximum levels of achievement for both measures (on an aggregate basis), a bonus pool equal to $4.2 million and $8.4 million, respectively, would be established and distributed to eligible employees, including Mr. Steelberg and Mr. Zemetra. However, if non-GAAP net loss prior to any bonus accrual was greater than $26.2 million, the bonus pool would not be determined based on achievement against the applicable financial performance measures and instead a $1.1 million minimum bonus pool would be established and distributed on a discretionary basis to eligible Company employees, including Mr. Steelberg and Mr. Zemetra.

For the year ended December 31, 2025, our non-GAAP net loss prior to any bonus accrual for 2025 was $40.7 million. Accordingly, a minimum bonus pool of $1.1 million dollars was established. Mr. Steelberg and Mr. Zemetra were allocated bonuses from such bonus pool equal to $166,250 and $64,200, respectively.

An explanation of non-GAAP net loss and a reconciliation of this non-GAAP measure to our net loss calculated in accordance with GAAP for 2025 is included under the heading "Non-GAAP Financial Measures and Key Performance Indicators" in Part II, Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Equity Incentives

We provide long-term incentive compensation to our executive officers through equity-based awards under our equity incentive plans, such as stock options and RSUs, with time-based and/or performance-based vesting conditions.

2025 Equity Awards

On February 10, 2025, the Compensation Committee granted to Ryan Steelberg under the 2023 Equity Incentive Plan (the "2023 Plan") a time-based award of RSUs representing the right to receive 240,000 shares of our common stock upon vesting. This award vests in three equal installments on January 1 of 2026, 2027, and 2028, subject to Mr. Steelberg's continued service to us through each applicable vesting date.

On February 10, 2025, the Compensation Committee also granted to Mr. Steelberg under the 2023 Plan an award of performance-based RSUs representing the right to receive 120,000 shares of our common stock upon vesting. These performance-based RSUs would become eligible to vest upon the achievement of certain revenue and non-GAAP net income targets for 2025 (the "2025 Milestones"). The number of such performance-based RSUs (if any) that become eligible to vest based on the achievement of the 2025 Milestones vest as follows: 1/3 of such performance-based RSUs vest upon certification of achievement of the 2025 Milestones and 2/3 of such performance-based RSUs vest quarterly thereafter (with vesting to be completed by December 31, 2027), subject to Mr. Steelberg's continued service to us through each applicable vesting date. In March 2026, the Compensation Committee determined that the 2025 Milestones had not been achieved; as a result, these performance-based RSUs were not eligible to vest and were forfeited by Mr. Steelberg.

On February 10, 2025, the Compensation Committee granted to Mr. Steelberg under the 2023 Plan another award of performance-based RSUs representing the right to receive 120,000 shares of our common stock upon vesting. These performance-based RSUs vest based on the applicable percentile ranking of the Company's total shareholder return ("TSR"), as measured over the three-year period beginning on January 1, 2025 and ending on December 31, 2027, relative to the TSR of the companies that comprise the S&P Software Services Index over the same three-year period (the "Relative TSR Metric"). The Compensation Committee will certify achievement of the Relative TSR Metric and the number of such performance-based RSUs (if any) that have become vested in the first quarter of 2028.

On February 10, 2025, the Compensation Committee granted to Michael Zemetra under the 2023 Plan a time-based award of RSUs representing the right to receive 82,500 shares of our common stock upon vesting. This award vests in three equal installments on January 1 of 2026, 2027, and 2028, subject to Mr. Zemetra's continued service to us through each applicable vesting date.

On February 10, 2025, the Compensation Committee also granted to Mr. Zemetra under the 2023 Plan an award of performance-based RSUs representing the right to receive 41,250 shares of our common stock upon vesting. These performance-based RSUs would become eligible to vest upon the achievement of the 2025 Milestones. The number of such performance-based RSUs (if any) that become eligible to vest based on the achievement of the 2025 Milestones vest as follows: 1/3 of such performance-based RSUs vest upon certification of achievement of the 2025 Milestones and 2/3 of such performance-based RSUs vest quarterly thereafter (with vesting to be completed by December 31, 2027), subject to Mr. Zemetra's continued service to us through each applicable vesting date. In March 2026, the Compensation Committee determined that the 2025 Milestones had not been achieved; as a result, these performance-based RSUs were not eligible to vest and were forfeited by Mr. Zemetra.

On February 10, 2025, the Compensation Committee granted to Mr. Zemetra under the 2023 Plan another award of performance-based RSUs representing the right to receive 41,250 shares of our common stock upon vesting. These performance-based RSUs vest based on the Relative TSR Metric. The Compensation Committee will certify achievement of the Relative TSR Metric and the number of such performance-based RSUs (if any) that have become vested in the first quarter of 2028.

Generally Available Benefit Programs

Section 401(k) Plan

We make available a tax-qualified retirement plan that provides eligible employees, including our executives, with an opportunity to save for retirement on a tax advantaged basis. Participants are able to defer up to 80% of their eligible compensation, subject to applicable annual limits under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participant's directions. We currently match contributions under the 401(k) plan up to a maximum of $3,000 per participating employee.

Employee Stock Purchase Plan

We maintain an employee stock purchase plan (the "ESPP"), which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code, to promote stock ownership by employees. Under the ESPP, eligible employees may acquire shares of our common stock at a discount to their fair market value.

Health Benefit Programs

Our executive officers are eligible to participate in our health benefit programs, including medical, dental, vision, long-term disability, life and accidental death and dismemberment insurance, flexible spending accounts and certain other benefits. We pay 100% of the premiums for the medical, dental, vision, long-term disability and life insurance elected by Mr. Zemetra under these company-provided benefits (excluding the premiums for voluntary supplemental disability insurance). Ryan Steelberg currently participates in our basic life and accidental death and dismemberment insurance, short-term disability and long-term disability benefit programs; in addition, we pay for 100% of the costs for a separate healthcare plan for Mr. Steelberg.

Payments Upon Termination of Employment or Change in Control

2023 Employment Agreements

Ryan Steelberg

Our employment agreement with Mr. Steelberg is an at-will agreement and may be terminated at any time and for any reason or without reason. However, if Mr. Steelberg terminates his employment as a Good Leaver (as defined in his employment agreement), then he will be entitled to receive cash severance payments and acceleration of the vesting of certain of his equity awards, as discussed below.

Under the terms of Mr. Steelberg's employment agreement with us, if Mr. Steelberg is terminated by us other than for Cause, death or Disability, or he resigns for Good Reason, in each case unrelated to a Change in Control (such capitalized terms as defined in his employment agreement), then he will be entitled to receive, (i) a cash severance payment equal to 1.5x his then-current base salary and target annual bonus (with such target annual bonus calculated pro rata for the year as of the date of such termination of his employment), payable over twelve months (except if a Change in Control occurs during such twelve month period, any remaining installment payments will be paid in a lump sum within ten days following the Change in Control), (ii) a monthly cash payment equal to his monthly premium payment for health care coverage during the 12-month severance period (except if a Change in Control occurs during such twelve month period, any remaining monthly payments under this clause (ii) will be paid in a lump sum within ten days following the Change in Control), and (iii) full vesting acceleration of any then unvested and outstanding time-based options and other time-based equity awards, and an extension of the post-termination exercise period of all then vested and outstanding options (after taking into account the above vesting acceleration) to the end of their maximum original term.

If within three months prior to or twelve months following a Change in Control, Mr. Steelberg is terminated by us other than for Cause, death or Disability, or he resigns for Good Reason, then he will receive, (i) a lump sum cash severance payment equal to 1.5x his then-current base salary and target annual bonus (with such target annual bonus calculated pro rata for the year as of the date of termination of employment), (ii) a lump sum cash payment equal to one year's worth of his then-current healthcare policy premiums, and (iii) full vesting acceleration of any then unvested and outstanding time-based options and other time-based equity awards and an extension of the post-termination exercise period of all then vested and outstanding options (after taking into account the above vesting acceleration) to the end of their maximum original term. Mr. Steelberg's entitlement to the above-described severance benefits is also conditioned on him timely signing and not revoking a general release of claims in favor of Veritone.

Except for the performance-based RSU awards granted in April 2024, the treatment of any performance-based equity awards will be governed by their terms. See "—Equity Plans" below for how those awards are treated. For the performance-based RSU award granted to Mr. Steelberg pursuant to his employment agreement in April 2024 and forfeited in March 2025 such RSU awards would have, upon the occurrence of a Change in Control, converted to a time-based RSU award, with vesting occurring on the last day of the three-year performance period based on the target number of shares, subject to Mr. Steelberg's continuous service through that date, and subject to full accelerated vesting upon a termination of Mr. Steelberg's employment by us other than for Cause, death or Disability or a resignation of employment by Mr. Steelberg for Good Reason during the 12-month period following such Change in Control.

Michael Zemetra

Our employment agreement with Mr. Zemetra is an at-will agreement and may be terminated at any time and for any reason or without reason. However, if Mr. Zemetra terminates his employment as a Good Leaver (as defined in his employment agreement), then he will be entitled to receive cash severance payments and acceleration of the vesting of certain of his equity awards, as discussed below.

If Mr. Zemetra is terminated by us other than for Cause, death or Disability, or he resigns for Good Reason, in each case unrelated to a Change in Control (such capitalized terms as defined in his employment agreement), then he will be entitled to receive, (i) a cash severance payment equal to 1x his then-current base salary and target annual bonus (with such target annual bonus calculated pro rata for the year as of the date of such termination of employment), payable over twelve months (except if a Change in Control occurs during such twelve month period, any remaining installment payments under this clause (i) will be paid in a lump sum within ten days following the Change in Control), and (ii) payment of his COBRA premiums during the 12-month severance period, except if a Change in Control occurs during such twelve month period, any remaining COBRA premium payments required under this clause (ii) will be paid to Mr. Zemetra in a lump sum within ten days following the Change in Control.

If within three months prior to or twelve months following a Change in Control, Mr. Zemetra is terminated by us other than for Cause, death or Disability, or he resigns for Good Reason, then he will receive (i) a lump sum cash severance payment equal to 1.5x his then-current base salary and target annual bonus (with such target annual bonus calculated pro rata for the year as of the date of such termination of employment), (ii) a lump sum cash payment equal to one year's worth of his COBRA premiums for the group health plan in which he is enrolled at the time of termination, and (iii) full vesting acceleration of any unvested and outstanding time-based options and other time-based equity awards and an extension of the post-termination exercise period of all then vested and outstanding options (after taking into account the above vesting acceleration) to the end of their maximum original term. Mr. Zemetra's entitlement to the above-described severance benefits is also conditioned on him timely signing and not revoking a general release of claims in favor of Veritone.

Except for the performance-based RSU awards granted in April 2024, the treatment of any performance-based equity awards will be governed by their terms. See "—Equity Plans" below for how those awards are treated. For the performance-based RSU award granted to Mr. Zemetra in April 2024 and forfeited in March 2025, such RSU awards would have, upon the occurrence of a Change in Control, converted to a time-based RSU award, with vesting occurring on the last day of the three-year performance period based on the target number of shares, subject to Mr. Zemetra's continuous service through that date, and subject to full accelerated vesting upon a termination of Mr. Zemetra's employment by us other than for Cause, death or Disability or a resignation of employment by Mr. Zemetra for Good Reason during the 12-month period following such Change in Control.

Equity Plans

2017 Plan

Pursuant to our 2017 Stock Incentive Plan (the "2017 Plan"), if any outstanding equity award granted thereunder (including any equity awards granted to Mr. Steelberg or Mr. Zemetra) is not assumed or substituted in connection with a change in control (as defined in the 2017 Plan), such award will automatically vest in full immediately prior to the effective date of the change in control (as defined in the 2017 Plan), unless the acceleration of such award is subject to other limitations imposed by the plan administrator at the time of the grant of the award.

2018 Plan

Pursuant to the terms of our 2018 Performance-Based Stock Incentive Plan, as amended in June 2020 (the "2018 Plan"), in the event of a change in control (as defined in the 2018 Plan) of Veritone, then outstanding performance-based stock options granted under the 2018 Plan to Mr. Steelberg will be assumed, substituted or exchanged for an equivalent award (which may include a cash payment) by the successor entity to the extent the successor entity agrees to such treatment, and shall remain exercisable for the remainder of their term. In addition, if Mr. Steelberg's employment is terminated by us without cause, other than following a change in control of Veritone, then the exercisable portion of such awards held by him will remain exercisable for the remainder of their term, provided that he has not engaged in misconduct, as defined in the 2018 Plan.

2023 Plan

In the event of a corporate transaction or change in control (each as defined in the 2023 Plan) in which the surviving or acquiring corporation (or its parent company) does not assume or continue outstanding awards under the 2023 Plan, or substitute similar stock awards for such outstanding awards, then, unless the participant's (including Mr. Steelberg and Mr. Zemetra) award agreement or other written agreement with Veritone provides otherwise, with respect to any such awards that have not been assumed, continued or substituted and that are held by participants (including Mr. Steelberg and Mr. Zemetra) whose continuous service has not terminated prior to the effective time of the corporate transaction or change in control, the vesting (and exercisability, if applicable) of such awards will be accelerated in full (and with respect to any such awards that are subject to performance-based vesting conditions or requirements, vesting will be deemed to be satisfied at the target level of performance) to a date prior to the effective time of the corporate transaction or change in control (contingent upon the closing or completion of the corporate transaction or change in control) as the plan administrator will determine, and such awards will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction or change in control in accordance with the exercise procedures determined by the plan administrator, and any reacquisition or repurchase rights held by Veritone with respect to such awards will lapse (contingent upon the closing or completion of the corporate transaction or change in control).

Role of Management in Determining Executive Compensation

The Compensation Committee periodically meets with our Chief Executive Officer and/or other executive officers to obtain recommendations with respect to compensation programs for executives and other employees. Our Chief Executive Officer makes recommendations to the Compensation Committee on the base salaries, target incentives and performance measures, and equity compensation for our executives and other key employees. The Compensation Committee considers, but is not bound to accept, management's recommendations with respect to executive compensation. Our Chief Executive Officer and certain other executives attend most of the Compensation Committee's meetings, but the Compensation Committee also holds private sessions outside the presence of members of management. The Compensation Committee discusses our Chief Executive Officer's compensation with him but makes decisions with respect to his compensation without him present.

In 2025, the Compensation Committee reviewed the compensation arrangements for our executive officers and took the actions discussed above under the headings "Base Salaries," "Cash Incentives" and "2025 Equity Awards." The Compensation Committee has delegated to management the authority to make certain decisions regarding compensation for employees other than executive officers. The Compensation Committee has not delegated any of its authority with respect to the compensation of executive officers.

Summary Compensation Table

The following table sets forth compensation earned during the fiscal years ended December 31, 2025 and 2024 by Ryan Steelberg, our principal executive officer, and Michael Zemetra, our other executive officer serving at December 31, 2025, as well as the grant date fair values of share-based compensation awarded to such officers during such fiscal years, calculated in accordance with ASC Topic 718. Mr. Zemetra was also serving as our principal financial officer as of December 31, 2025. These officers are referred to herein as the "named executive officers." Other than Mr. Steelberg and Mr. Zemetra, we did not have any other "executive officers" (as defined in Rule 3b-7 under the Exchange Act) during the fiscal year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-equity Incentive Plan Compen-sation ($)	All Other Compen-sation ($)	Total ($)
Ryan Steelberg	2025	665,000	166,250[2]	1,675,200	—	—	2,506,450
President, Chief Executive Officer and Chairman of the Board	2024	525,000[3]	79,500[4]	3,116,122	—	84,043[5]	3,804,665
Michael L. Zemetra	2025	428,000	64,200[2]	575,850	—	35,587[6]	1,103,837
Executive Vice President, Chief Financial Officer and Treasurer	2024	400,000	79,500[4]	912,300	—	31,578[6]	1,423,378

(1) Reflects the grant date fair values of RSUs awarded to the named executive officers, which were computed in accordance with ASC Topic 718. See additional information regarding the RSUs awarded to our named executive officers in 2025 under the heading "2025 Equity Awards" above.

(2) Reflects discretionary bonuses allocated to Mr. Steelberg and Mr. Zemetra under the 2025 Bonus Program, as described in more detail above under the heading "Cash Incentives—2025 Annual Bonus." These bonuses were paid on April 15, 2026.

(3) In 2024, Mr. Steelberg was entitled to receive a base salary of $525,000 under his employment agreement with us. Mr. Steelberg voluntarily reduced his annual base salary from $525,000 to $1 in May 2023, which remained in effect through December 31, 2024. On April 8, 2024, the Compensation Committee granted to Mr. Steelberg under the 2023 Plan an award of RSUs representing the right to receive 122,399 shares of our common stock upon vesting. This award was intended as a replacement for 2024 salary foregone by Mr. Steelberg due to the fact that Mr. Steelberg continued to receive a reduced annual base salary of $1 during 2024. The 2024 salary replacement award had a grant date fair value of $853,121 as computed in accordance with ASC Topic 718. In granting the 2024 salary replacement award, our Compensation Committee used a 90-day VWAP of our stock price to determine the number of RSUs to replace Mr. Steelberg's foregone 2024 salary. The value of the 2024 salary replacement award reflected in this table is computed in accordance with FASB Topic ASC 718, which resulted in a higher value of the replacement award than the 90-day VWAP of our stock price used by our Compensation Committee. In accordance with SEC disclosure rules, the portion of the grant date fair value of the 2024 salary replacement award that replaced Mr. Steelberg's foregone 2024 annual base salary of $524,999 is reflected in the "Salary" column for 2024 in the Summary Compensation Table. The portion of the grant date fair value of the 2024 salary replacement award that exceeded the amount of Mr. Steelberg's foregone base salary for 2024 was $328,122 and is reported in the "Stock Awards" column of the Summary Compensation Table. For a discussion of Mr. Steelberg's base salary in effect as of January 1, 2025, please refer to the sections above titled, "2023 Employment Agreements—Ryan Steelberg" and "Compensation Components—Base Salaries."

(4) Reflects a one-time deal bonus for the successful completion of the Veritone One divestiture in 2024.

(5) Consists of reimbursement of costs of Mr. Steelberg's separate healthcare plan totaling $14,043 and payment for the use of Mr. Steelberg's personal rental property for Company purposes totaling $70,000.

(6) Consists of Company contributions made to Mr. Zemetra's 401(k) account totaling $3,000 and $3,000 and contributions made towards Mr. Zemetra's health insurance premiums totaling $32,587 and $28,578 during 2025 and 2024, respectively.

Outstanding Equity Awards at 2025 Fiscal Year End

The table below sets forth information regarding outstanding equity awards held by each named executive officer as of December 31, 2025, including: (i) the numbers of shares of our common stock underlying exercisable and unexercisable stock options held by each named executive officer and the exercise prices and expiration dates thereof as of December 31, 2025; and (ii) the number of RSUs held by each named executive officer, and the market value or payout value thereof, that had not vested or become earned as of December 31, 2025.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Award: Option Exercise Price ($)	Option Award: Option Expiration Date	Stock Award: Number of Shares Or Units of Stock That Have Not Vested (#)	Stock Award: Market Value of Shares or Units of Stock That Have Not Vested($)[1]	Stock Award: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Stock Award: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ryan Steelberg									
	2/10/25	—	—	—	—	—	—	120,000[2]	558,000
	2/10/25	—	—	—	—	—	—	120,000[3]	558,000
	2/10/25	—	—	—	—	240,000[4]	1,116,000	—	—
	4/8/24	—	—	—	—	133,333[5]	619,998	—	—
	1/19/23	—	—	—	—	52,675[6]	244,939	—	—
	5/11/17	522,409	—	15.00	05/11/27	—	—	—	—
	5/11/17	1,044,819	—	15.00	05/11/27	—	—	—	—
	3/15/18	68,015	—	15.14	03/15/28	—	—	—	—
	8/27/20	1,357,425[7]	—	11.97	08/27/30	—	—	—	—
Michael L. Zemetra	2/10/25	—	—	—	—	—	—	41,250[2]	191,813
	2/10/25	—	—	—	—	—	—	41,250[3]	191,813
	2/10/25	—	—	—	—	82,500[4]	383,625	—	—
	6/6/24	—	—	—	—	20,000[5]	93,000	—	—
	4/8/24	—	—	—	—	48,000[5]	223,200	—	—
	1/19/23	—	—	—	—	23,703[6]	110,219	—	—
	6/21/23	—	—	—	—	9,465[6]	44,012	—	—
	10/8/20	60,000	—	11.10	10/08/30	—	—	—	—
	10/8/20	120,000[7]	—	11.10	10/08/30	—	—	—	—

(1) The market values of all RSUs reflected in the table above have been calculated based on the closing price of our common stock on December 31, 2025 as reported on the Nasdaq Global Market, which was $4.65 per share.

(2) Represents performance-based RSU awards ("Financial PSUs") granted on February 10, 2025, under the 2023 Plan. These Financial PSUs became eligible to vest upon the achievement of 2025 revenue and non-GAAP net income (loss) metrics. In March 2026, the Compensation Committee determined that such 2025 financial performance metrics had not been achieved; as a result, these Financial PSUs were not eligible to vest and were forfeited. If any of the Financial PSUs had become eligible to vest, they would have vested as follows: one-third (1/3) of such Financial PSUs would have vested upon certification of achievement and two-thirds (2/3) of such Financial PSUs would have vested quarterly thereafter.

(3) Represents performance-based RSU awards ("TSR PSUs") granted on February 10, 2025, under the 2023 Plan. These TSR PSUs vest based on Veritone's relative total shareholder return against the S&P Software Services Index for the three-year performance period from January 1, 2025 through December 31, 2027, as certified by the Compensation Committee in the first quarter of 2028. Payout ranges from 50% of target at the 25th percentile to 200% of target at the 75th percentile, with 0% below the 25th percentile. The number of units reported reflects the target level of performance (100%). At maximum achievement (200%), the TSR PSUs would represent 240,000 and 82,500 units for Mr. Steelberg and Mr. Zemetra, respectively. Any vesting of the TSR PSUs will occur immediately upon certification.

(4) Represents time-based RSU awards that vest in three equal installments on each of January 1, 2026, January 1, 2027 and January 1, 2028.

(5) Represents time-based RSU awards that vest in three equal installments on each of January 1, 2025, January 1, 2026 and January 1, 2027. The number of units reflects the unvested balance as of December 31, 2025, after giving effect to the vesting of one installment on January 1, 2025.

(6) Represents time-based RSU awards that vest in three equal installments on each of January 1, 2024, January 1, 2025 and January 1, 2026. The number of units reflects the unvested balance as of December 31, 2025, after giving effect to the vesting of two installments on January 1, 2024 and January 1, 2025.

(7) Consists of performance-based stock options awarded to Ryan Steelberg on August 27, 2020, and a performance-based stock option awarded to Mr. Zemetra under our Inducement Grant Plan on October 8, 2020. The vesting of one-third (1/3rd) of such performance-based stock options was conditioned upon the achievement of stock price milestones for our common stock of $17.50, $22.50 and $27.50 per share, respectively. The first and second stock price milestones were achieved in January 2021, and the third stock price milestone was achieved in February 2021. Accordingly, all such performance-based stock options have vested in full.

The vesting of equity awards held by the named executive officers is subject to each officer's continued service with our company and is subject to acceleration under certain circumstances as discussed under the heading "Payments Upon Termination of Employment or Change in Control" above.

Other Policies

Indemnification of Directors and Officers

See "Item 13. Certain Relationships and Related Transactions, and Director Independence—Indemnification of Directors and Officers" for discussion of our indemnification arrangements with our directors and executive officers.

Director and Executive Stock Ownership Guidelines

In March 2023, our Board adopted stock ownership guidelines for our directors and executive officers (each, a "Covered Individual"), under which (i) our Chief Executive Officer is expected to own shares of our Common Stock with a value equal to at least five times his then-current annualized base salary, (ii) each of our other executive officers is expected to own shares of our Common Stock with a value equal to at least one times the officer's then-current annualized base salary and (iii) each of our Board members is expected to own shares with a value equal to at least three times the then-current annualized Board service retainer. Share ownership for purposes of the guidelines includes shares of our Common Stock owned directly by the Covered Individual, by the Covered Individual's spouse, or by the Covered Individual's children who reside with the Covered Individual or the Covered Individual's spouse, shares held in a trust established by the Covered Individual or the Covered Individual's spouse for estate or tax planning purposes if the trust is revocable by the Covered Individual or the Covered Individual's spouse, and shares subject to outstanding restricted stock and restricted stock unit ("RSU") awards (whether or not vested and whether or not payable in stock or cash of equivalent value) granted to the Covered Individual (other than restricted stock units subject to unsatisfied performance-based vesting conditions). Covered Individuals are expected to satisfy the guideline level of ownership by the first December 31 on or after the later of the date that is five years after the effective date of the guidelines or the date that the Covered Individual first becomes subject to the guidelines. Thereafter, compliance with the guidelines will be assessed as of December 31 each year. If a Covered Individual does not satisfy the guideline level of ownership as of such a measurement date, the Covered Individual is expect to hold at least 50% of the net vested shares acquired upon the exercise, payment or vesting of any equity award (with the "net" shares determined after taking into account any shares sold or withheld to pay any applicable exercise price of the award and to satisfy any applicable withholding obligations) granted to the Covered Individual by the Company until and to the extent required for the Covered Individual's level of ownership to satisfy the applicable guideline level. Our Board of Directors or the Compensation Committee may suspend or grant waivers to the guidelines from time to time. The first measurement date for our stock ownership guidelines will be in March 2028.

Clawback Policy

As a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, as amended. Additionally, in November 2023, our Board adopted a clawback policy that complies with Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder, and Nasdaq Listing Rule 5608. A copy of the clawback policy has been filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on April 15, 2026.

As previously disclosed, on April 15, 2026, we filed Amendment No. 1 on Form 10-Q/A to our Quarterly Report on Form 10-Q for the period ended September 30, 2025 to amend and restate our previously issued unaudited condensed consolidated financial statements for the period ended September 30, 2025. The Compensation Committee considered whether the restatements required recovery of erroneously awarded incentive-based compensation pursuant to our clawback policy. The Compensation Committee concluded that the restatement did not impact any incentive-based compensation that was earned, granted or vested based on the achievement of a financial reporting measure and, therefore, no recovery of incentive-based compensation was required under our clawback policy.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not grant stock options, stock appreciation rights, or similar instruments with option-like features and have no policies or practices to disclose pursuant to Item 402(x)(1) of Regulation S-K.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Equity Compensation Plan Information at 2025 Fiscal Year End

The following table sets forth information with respect to securities authorized for issuance under our equity compensation plans as of December 31, 2025:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)[3]	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders[1]	9,762,684	$ 13.07	5,173,270
Equity Compensation Plans Not Approved by Security Holders[2]	511,500	$ 13.23	447,178
Total	10,274,184		5,620,448

(1) The number of shares reflected in column (a) of the table above for equity compensation plans approved by security holders consists of: (i) outstanding options to purchase an aggregate of 7,621,043 shares of our common stock, which were granted under our 2014 Plan, 2017 Plan, 2018 Plan and 2023 Plan; and (ii) outstanding RSUs representing the right to receive upon vesting an aggregate of 2,141,641 shares of our common stock, which were awarded under our 2017 Plan and 2023 Plan. The number of shares reflected in column (c) of the table above for equity compensation plans approved by security holders consists of (i) an aggregate of 3,758,603 shares available for issuance under our 2023 Plan as of December 31, 2025 and (ii) 1,414,667 shares available for future issuance under our ESPP as of December 31, 2025, of which 87,783 shares were subsequently issued on January 31, 2026, for the purchase interval that had been open as of December 31, 2025. Our ESPP provides that the number of shares reserved for issuance thereunder will increase automatically on the first trading day of January each calendar year by an amount equal to 1% of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year, up to an annual maximum of 250,000 shares, or a lesser number of shares determined by the Board in its discretion. The Board made the decision not to increase the number of shares of common stock reserved for issuance under our ESPP as of January 1, 2026.

(2) The number of shares reflected in column (a) of the table above for equity compensation plans not approved by security holders consists of: (i) outstanding options to purchase an aggregate of 337,000 shares of our common stock, which were granted under our Inducement Grant Plan; and (ii) outstanding RSUs representing the right to receive upon vesting an aggregate of 174,500 shares of our common stock, which were awarded under our Inducement Grant Plan. The number of shares reflected in column (c) of the table above for equity compensation plans not approved by security holders consists of 447,178 shares available for issuance under our Inducement Grant Plan.

(3) For equity compensation plans approved by security holders, the weighted-average exercise price reflected in column (b) represents the weighted-average exercise prices of outstanding options. All outstanding RSUs were awarded without payment of any purchase price. For equity compensation plans not approved by security holders, the weighted-average exercise price in column (b) represents a weighted-average exercise price of $13.23 with respect to options to purchase an aggregate of 337,000 shares of our common stock.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth specified information with respect to the beneficial ownership of our common stock as of April 21, 2026 by: (1) each of our named executive officers serving at the time of filing of this Amendment; (2) each of our directors and nominees for director; (3) all of our executive officers serving at the time of filing of this Amendment, our directors and nominees for director as a group; and (4) each person (or group of affiliated persons) who is known by us to beneficially own more than 5% of the outstanding shares of our common stock.

Name and Address of Beneficial Owners[1]	Amount and Nature of Shares Beneficially Owned[2]	
	Number	Percentage
Named Executive Officers, Directors and Nominees		
Ryan Steelberg[3]	6,204,910	6.47%
Michael L. Zemetra[4]	354,481	*
Michael Keithley[5]	60,000	*
Knute P. Kurtz[6]	148,121	*
Francisco Morales[7]	37,500	*
Richard H. Taketa[8]	188,952	*
Michael Zilis[9]	102,475	*
All executive officers, directors and nominees as a group (7 persons)[10]	7,096,439	7.37%
5% Stockholders		
Esousa Group Holdings LLC and affiliate[11] 211 East 43rd Street, Suite 402 New York, NY 10017	9,928,303	9.99%

* Less than 1%

(1) Unless otherwise indicated, the business address of each holder is c/o Veritone, Inc., 5291 California Avenue, Suite 350, Irvine, CA 92617.

(2) The beneficial ownership is calculated based on 92,953,666 shares of our common stock outstanding as of April 21, 2026. Beneficial ownership is determined in accordance with SEC rules. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, warrants, RSUs and/or other rights held by that person that are exercisable and/or will be settled within 60 days after April 21, 2026 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage of each other person. To our knowledge, except pursuant to applicable community property laws or as otherwise indicated herein, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name, and none of such persons has pledged such shares as security for any obligation.

(3) Includes (i) 605,869 shares of common stock held by Ryan Steelberg; (ii) 2,003,349 shares of common stock held by RVH, LLC; (iii) 215,174 shares of common stock held by The RSS Living Trust; (iv) 366,300 shares of restricted common stock held by The RSS Living Trust; (v) warrants to purchase 21,550 shares of common stock held by The RSS Living Trust; and (vi) 2,992,668 shares of common stock subject to outstanding options that are exercisable within 60 days after April 21, 2026. Ryan Steelberg is the sole member and manager of RVH, LLC and, as such, has sole voting and dispositive power over all shares held by RVH, LLC. Ryan Steelberg is the trustee of The RSS Living Trust and, as such, is deemed to have shared voting and dispositive power over all of the shares and options held by The RSS Living Trust.

(4) Includes (i) 174,481 shares of common stock held by Mr. Zemetra and (ii) 180,000 shares of common stock subject to outstanding options that are exercisable within 60 days after April 21, 2026.

(5) Includes (i) 30,000 shares of common stock held by Mr. Keithley and (ii) 30,000 shares of common stock that may be acquired upon the vesting of RSUs within 60 days after April 21, 2026.

(6) Includes (i) 109,433 shares of common stock held by Mr. Kurtz; (ii) 30,000 shares of common stock that may be acquired by Mr. Kurtz upon the vesting of RSUs within 60 days after April 21, 2026; and (iii) 8,688 shares of common stock subject to outstanding options that are exercisable within 60 days after April 21, 2026.

(7) Includes (i) 7,500 shares of common stock held by Mr. Morales and (ii) 30,000 shares of common stock that may be acquired by Mr. Morales upon the vesting of RSUs within 60 days after April 21, 2026.

(8) Includes (i) 79,416 shares of common stock held by Mr. Taketa; (ii) 30,000 shares of common stock that may be acquired by Mr. Taketa upon the vesting of RSUs within 60 days after April 21, 2026; (iii) 70,848 shares of common stock held by Mr. Taketa and his spouse as trustees of a family trust; and (iv) 8,688 shares of common stock subject to outstanding options that are exercisable within 60 days after April 21, 2026.

(9) Includes (i) 72,475 shares of common stock held by Mr. Zilis and (ii) 30,000 shares of common stock that may be acquired by Mr. Zilis upon the vesting of RSUs within 60 days after April 21, 2026.

(10) Includes (i) an aggregate of 3,734,845 shares of common stock held directly or indirectly by our executive officers, directors and nominees, as described in footnotes (1) through (9) above, (ii) 150,000 shares of common stock that may be acquired by our executive officers, directors and nominees upon the vesting of RSUs within 60 days after April 21, 2026; (iii) warrants to purchase 21,550 shares of common stock and (iii) 3,190,044 shares of common stock subject to outstanding options that are exercisable within 60 days after April 21, 2026.

(11) The holder has sole voting and dispositive power with respect to 9,928,303 shares of common stock and has shared voting and dispositive power with respect to 0 shares of common stock. This amount consists of 9,928,303 shares of common stock. Michael Wachs is the managing member of the holder. The beneficial ownership information reflected in the table is included in the Schedule 13G filed by the holder with the SEC on July 15, 2025.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

Since January 1, 2024, except as described below, there have been no transactions to which we have been a party in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at the end of our last two completed fiscal years and in which any of our directors, executive officers or beneficial holders of more than 5% of our common stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Policies and Procedures for Transactions with Related Persons

Our Board has a policy regarding the review and approval or ratification of transactions with related persons (“Related Persons Transaction Policy”). The Related Persons Transaction Policy requires our Audit Committee to review and approve all transactions with related persons (as defined in Section 404 of Regulation S-K) involving the Company. In reviewing and approving any such transactions, our Audit Committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.

June 2025 Registered Direct Offering and Private Placement

On June 30, 2025, we entered into a securities purchase agreement (the “RDO Purchase Agreement”) to issue and sell an aggregate of 6,452,293 shares of our common stock at a price of $1.09 per share and pre-funded warrants to purchase up to 1,804,587 shares of our common stock, priced at $1.08 per pre-funded warrant, with an exercise price of $0.01 per share, to certain institutional and accredited investors in a registered direct offering.

Also on June 30, 2025, pursuant to the terms of the RDO Purchase Agreement, we and Ryan Steelberg, our President, Chief Executive Officer and Chairman of our Board of Directors, as trustee of The RSS Living Trust dated April 6, 2012 (the “RSS Trust”), entered into a securities purchase agreement, pursuant to which the RSS Trust agreed to purchase from us, and we agreed to issue and sell to the RSS Trust, up to 709,220 shares of our common stock for a gross aggregate offering price of $1.0 million, at a price per share equal to the greater of (i) $1.41 (representing the consolidated closing bid price of our common stock on June 27, 2025) and (ii) the consolidated closing bid price of our common stock on the date that was the second full trading day after the date on which our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (“Q2 Form 10-Q”) was filed with the SEC (such transaction, the “Private Placement” and such shares, the “Private Placement Shares”).

The Private Placement closed on August 13, 2025, the third full trading day after the filing of our Q2 Form 10-Q with the SEC. In connection with the closing of the Private Placement, we issued 366,300 shares of our common stock at a price per share of $2.73, the consolidated closing bid price of our common stock on August 12, 2025. The Private Placement Shares were not registered under the Securities Act and were offered pursuant to the exemption from registration provided in Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder. The RSS Trust is an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act.

Steel Holdings, LLC Consulting Agreements

On January 4, 2023, we entered into a Consulting Agreement with Steel Holdings, LLC, effective as of January 1, 2023, which we later amended on January 23, 2024, as described below. Steel Holdings, LLC is an entity affiliated with Chad Steelberg, who is the sole manager and member of Steel Holdings, LLC. Chad Steelberg is our former Chief Executive Officer and former Chairman and member of our Board. Pursuant to the Consulting Agreement, we retained Mr. Steelberg's services as a consultant after his resignation as our Chief Executive Officer on December 31, 2022. Prior to the amendment to the Consulting Agreement in January 2024, we paid Steel Holdings, LLC $41,666 per month to provide consulting services, which included Mr. Steelberg performing various tasks aligned with our development, operation and commercialization of its aiWARE platform.

In addition, prior to the amendment to the Consulting Agreement in January 2024, Steel Holdings, LLC was eligible to receive performance bonuses, split equally between cash and RSU awards, each vesting upon achievement of specific "Performance Goals" to be achieved for an applicable quarter or year in the following categories: Product Achievements (five goals), Customer Validation (two goals), Analyst Validation (four goals) and Transition and Succession Planning (one goal). Prior to the amendment to the Consulting Agreement in January 2024, Mr. Steelberg had achieved three Performance Goals and as a result, we paid Mr. Steelberg $375,000 in cash bonuses and vested RSU awards representing the right to receive 19,743 and 39,486 shares of common stock on April 22, 2023, and November 15, 2023, respectively. The grant date value of these RSU awards was $178,477 in the aggregate.

On January 23, 2024, we entered into an Amended Consulting Agreement with Steel Holdings, LLC, which superseded and replaced the Consulting Agreement, and which terminated by its terms on December 31, 2025.

Pursuant to the Amended Consulting Agreement, Mr. Steelberg provided technical advisory services related to our software, software architecture and technology strategy as requested by our Chief Executive Officer until December 31, 2025. In consideration for these services, we paid to Steel Holdings, LLC: (i) $1.0 million in cash on July 1, 2024; and (ii) $50,000 per month in cash for the period from January 2024 through December 2025. We also agreed to reimburse Steel Holdings, LLC for reasonable and documented expenses incurred in connection with providing the services in accordance with our standard travel and expense policies. Steel Holdings, LLC was no longer eligible for any performance bonuses under the Amended Consulting Agreement.

On January 1, 2026, we entered into a new independent contractor services agreement with Steel Holdings, LLC (the "2026 Consulting Agreement"). Pursuant to the 2026 Consulting Agreement, Mr. Steelberg will provide business development services related to our software and services, including strategic government sales and business development services, identification and pursuit of prospective customers, partners, and revenue opportunities, and supporting our go-to-market execution, as directed by our Chief Executive Officer, until December 31, 2026, the termination date of the 2026 Consulting Agreement. In consideration for these services, we will pay to Steel Holdings, LLC $12,500 per month in cash for the period from January 2026 through December 2026. We will also reimburse Steel Holdings, LLC for reasonable and documented pre-authorized expenses incurred in connection with providing the services in accordance with our standard travel and expense policies. Either party may terminate the 2026 Consulting Agreement upon 90 days' written notice. Steel Holdings, LLC is not eligible for any performance bonuses under the 2026 Consulting Agreement.

Through March 31, 2026, we have paid a total of $3,186,805 in cash to Steel Holdings, LLC pursuant to the Amended Consulting Agreement and the 2026 Consulting Agreement.

Prior to entering into each of the Consulting Agreement, the Amended Consulting Agreement and the 2026 Consulting Agreement, respectively, our Audit Committee, and in the case of the 2026 Consulting Agreement, our Board, considered the terms of each such agreement under our Related Persons Transaction Policy, including whether or not the transaction is on terms comparable to those that could be obtained in an arm's length transaction for the services being rendered and the extent of the related person's interest in the transaction. Given Mr. Steelberg's expertise in the field of AI solutions, his familiarity with our aiWARE platform and the uniqueness of the services that the Company required to advance the development and commercialization of our aiWARE platform, the Audit Committee or the Board, as applicable, determined that entering into the Consulting Agreement, the Amended Consulting Agreement and the 2026 Consulting Agreement were each in the best interests of our Company and its stockholders and approved each of the Consulting Agreement, the Amended Consulting Agreement and the 2026 Consulting Agreement under our Related Persons Transaction Policy.

Indemnification of Directors and Officers

Our Certificate of Incorporation and our Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law, which prohibits our Certificate of Incorporation from limiting the liability of our directors for the following:

- any breach of the director's duty of loyalty to us or our stockholders;
- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
- unlawful payment of dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

Our Certificate of Incorporation also provides that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our Certificate of Incorporation and our Bylaws also provide that we will indemnify our employees and agents to the fullest extent permitted by law. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. We have obtained directors' and officers' liability insurance.

We have entered into separate indemnification agreements with each of our directors and executive officers, in addition to indemnification provided for in our Certificate of Incorporation and our Bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person's services as a director or executive officer or at our request. We will not indemnify such director or officer, however, for expenses and the payment of profits arising from the purchase and sale by the director or officer of securities in violation of Section 16(b) of the Exchange Act.

Director Independence

See "Item 10. Directors, Executive Officers and Corporate Governance—Director Independence."

Item 14. *Principal Accountant Fees and Services.*

The table below reflects the aggregate fees billed for audit, audit-related, tax and other services rendered by Grant Thornton LLP ("Grant Thornton") for our fiscal years ended December 31, 2025 and 2024.

Fee Category	Year Ended December 31, 2025	Year Ended December 31, 2024
Audit Fees	$ 3,854,489	$ 2,769,980
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$ 3,854,489	$ 2,769,980

Audit Fees

Audit fees billed by Grant Thornton for 2025 and 2024 consisted of fees for professional services rendered for: (i) the audit of our annual consolidated financial statements; (ii) the review of our consolidated financial statements included in our quarterly reports on Form 10-Q and annual report on Form 10-K; (iii) the review of our registration statements filed with the SEC in 2025 and 2024; and (iv) reviews related to other filings with the SEC.

Audit-Related Fees

No audit-related services were rendered by Grant Thornton for 2025 or 2024.

Tax Fees

No tax related services were rendered by Grant Thornton for 2025 or 2024.

All Other Fees

No other services were rendered by Grant Thornton for 2025 or 2024.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC rules, the Audit Committee has the responsibility for appointing, setting compensation for and overseeing the work of our independent registered public accounting firm. As such, the Audit Committee has established a policy of pre-approving all audit and permissible non-audit services provided to us by our independent registered public accounting firm. Prior to engagement, the Audit Committee pre-approves these services by category of service. The fees are budgeted and the Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise that make it necessary to engage our independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval prior to engagement. All audit services provided by Grant Thornton during 2025 and 2024 were approved by the Audit Committee pursuant to this policy.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

The Audit Committee reviewed and discussed the services, in addition to audit services, rendered by Grant Thornton during 2025 and 2024, as well as the fees paid therefor, and has determined that the provision of such other services by Grant Thornton, and the fees paid therefor, were compatible with maintaining Grant Thornton’s independence.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a) The following documents are filed as part of this Amendment, or incorporated herein by reference:

1. *Financial Statements*. The financial statements included in Part II, Item 8, *Financial Statements and Supplementary Data*, of the 2025 10-K are filed as part of this Amendment,

2. *Financial Statement Schedules*. Schedules are omitted because the required information is inapplicable, not material, or the information is presented in the consolidated financial statements or related notes, and

3. *Exhibits*. The exhibits listed in the Exhibit Index immediately below are filed as part of this Amendment, or are incorporated by reference herein.

(b) Exhibit Index:

Exhibit Number	Description	Incorporated by Reference		
		Form	**Exhibit**	**Filing Date**
3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant	8-K	3.1	6/16/2025
3.2	Amended and Restated Bylaws of the Registrant	8-K	3.2	5/23/2017
4.1	Specimen Stock Certificate evidencing the shares of the Registrant’s common stock	S-1/A	4.1	4/28/2017
4.2	Form of Indenture	S-3	4.4	6/1/2018
4.3	Description of Registrant’s securities registered under Section 12 of the Exchange Act	10-K	4.3	4/15/2026
4.4	Indenture, dated as of November 19, 2021, by and among Veritone, Inc. and U.S. Bank National Association, as trustee	8-K	4.1	11/22/2021
4.5	Form of Warrant issued pursuant to Term Loan	8-K	4.1	12/14/2023
4.6	Registration Rights Agreement, dated December 13, 2023, by and among Veritone, Inc. and the investors identified therein	8-K	4.2	12/14/2023
10.1#	Veritone, Inc. 2014 Stock Option/Stock Issuance Plan (2014 Plan)	S-1	10.1	3/15/2017
10.2#	Amendment to 2014 Plan dated April 27, 2017	S-1/A	10.33	4/28/2017
10.3#	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement (for use with the 2014 Plan)	S-1	10.2	3/15/2017
10.4#	Form of Stock Issuance Agreement (for use with the 2014 Plan with 83(b) election)	S-1	10.3	3/15/2017
10.5#	Form of Stock Issuance Agreement (annual vesting for use with 2014 Plan without 83(b) election)	S-1/A	10.15	4/28/2017
10.6#	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement, relating to Time-Based Option granted to each of Chad Steelberg and Ryan Steelberg on May 11, 2017	10-Q	10.1	6/26/2017
10.7#	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement, relating to Performance-Based Option granted to each of Chad Steelberg and Ryan Steelberg on May 11, 2017	10-Q	10.2	6/26/2017
10.8#	Form of Change in Control (CIC) Addendum to Stock Option Agreement for use in connection with the grant of stock options to certain executive officers under the 2014 Plan	S-1	10.38	11/15/2017
10.9#	2017 Stock Incentive Plan (2017 Plan)	S-1/A	10.14	4/28/2017
10.10#	Form of Notice of Grant of Stock Option, together with Forms of Stock Option Agreement and Stock Purchase Agreement, for use with the 2017 Plan	10-Q	10.3	6/26/2017
10.11#	Forms of Notice of Grant of Stock Option and Stock Option Agreement for use in connection with grants of stock options to Chad Steelberg and Ryan Steelberg under 2017 Plan	10-Q	10.1	5/8/2018

10.12#	Form of Change in Control (CIC) Addendum to Stock Option Agreement for use in connection with grants of stock options to certain executive officers under 2017 Plan	10-Q	10.2	5/8/2018
10.13#	Form of Restricted Stock Unit Agreement for use under the 2017 Plan	10-Q	10.3	5/8/2018
10.14#	Form of Restricted Stock Unit Agreement for use in connection with the award of restricted stock units to executive officers under the 2017 Plan	10-K	10.16	3/18/2019
10.15#	Form of Notice of Grant of Stock Option and Stock Option Agreement for use in connection with the grant of stock options with performance-based vesting conditions under the 2017 Plan	10-K	10.17	3/18/2019
10.16#	Veritone, Inc. 2018 Performance-Based Stock Incentive Plan (2018 Plan)	S-8 POS	99.5	6/21/2023
10.17#	Amendment No. 1 to Veritone, Inc. 2018 Performance-Based Stock Incentive Plan	8-K	10.1	9/1/2020
10.18#	Amended and Restated CEO Award Agreement between the Registrant and Chad Steelberg dated effective as of August 27, 2020	8-K	10.2	9/1/2020
10.19#	Amended and Restated President Award Agreement between the Registrant and Ryan Steelberg dated effective as of August 27, 2020	8-K	10.3	9/1/2020
10.20#	Form of Award Agreement to be used under the 2018 Plan	8-K	10.4	7/5/2018
10.21#	Veritone, Inc. Amended and Restated Inducement Grant Plan (the Inducement Plan)	8-K	10.1	3/30/2023
10.22#	Form of Notice of Grant of Stock Option under the Inducement Plan	S-8	99.2	10/7/2020
10.23#	Form of Stock Option Agreement under the Inducement Plan	S-8	99.3	10/7/2020
10.24#	Form of Notice of Grant of Performance-Based Stock Option under the Inducement Plan	S-8	99.4	10/7/2020
10.25#	Form of Performance-Based Stock Option Agreement under the Inducement Plan	S-8	99.5	10/7/2020
10.26#	Form of Restricted Stock Unit Agreement under the Inducement Plan	S-8	99.6	10/8/2020
10.27#	Veritone, Inc. Employee Stock Purchase Plan	S-1/A	10.32	4/28/2017
10.28#	Form of Indemnification Agreement for directors and officers	S-1/A	10.17	4/28/2017
10.29	Form of Common Stock Purchase Warrant issued to Acacia and Veritone LOC, LLC	S-1/A	10.22	4/21/2017
10.30	Form of Capped Call Transactions Confirmation	8-K	10.1	11/22/2021
10.31	Registration Rights Agreement, made and entered into as of September 14, 2021, by and between the Registrant and the shareholders named therein	10-Q	10.1	11/15/2021
10.32#	Employment Agreement, dated January 19, 2023, between Veritone, Inc. and Ryan Steelberg	8-K	10.1	1/20/2023
10.33#	Employment Agreement, dated January 19, 2023, between Veritone, Inc. and Michael L. Zemetra	8-K	10.2	1/20/2023
10.34*	Veritone, Inc. Non-Employee Director Compensation Policy, effective as of January 1, 2026			
10.35#	Veritone, Inc. Amended and Restated 2023 Equity Incentive Plan	8-K	10.2	6/16/2025
19.1	Insider Trading Policy	10-K	19.1	4/1/2025
21.1	Subsidiaries of the Registrant	10-K	21.1	4/15/2026
23.1	Consent of Grant Thornton LLP	10-K	23.1	4/15/2026
24.1	Power of Attorney	10-K	24.1	4/15/2026
31.1*	Certification of Principal Executive Officer pursuant to Rule 13a–14(a) or 15d–14(a) of the Exchange Act			
31.2*	Certification of Principal Financial Officer pursuant to Rule 13a–14(a) or 15d–14(a) of the Exchange Act			

32.1**	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S. Section 1350	10-K	32.1	4/15/2026
97	Incentive Compensation Recoupment Policy	10-K	97	4/1/2024
101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document			
101.SCH*	Inline XBRL Taxonomy Extension Schema Document With Embedded Linkbase Documents			
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)			

---

* Filed herewith.

** The certifications previously furnished as Exhibit 32.1 on the 2025 Form 10-K pursuant to 18 U.S.C. Subsection 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, shall not be deemed “filed” by the Registrant for purposes of Section 18 of the Exchange Act and are not to be incorporated by reference into any of the Registrant’s filings under the Securities Act, irrespective of any general incorporation language contained in any such filing.

Management contract or compensatory plan, contract, or arrangement.

† Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K under the Securities Act. The Company agrees to furnish supplementally any omitted schedules to the Securities and Exchange Commission upon request.

^ Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K because they are both (i) not material and (ii) the type that the registrant treats as private or confidential. A copy of the omitted portions will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERITONE, INC.

By: /s/ RYAN STEELBERG

Ryan Steelberg

President, Chief Executive Officer and Chairman of the Board

(Principal Executive Officer)

Date: April 29, 2026